     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 6, 1996
                                                       REGISTRATION NO. 33-
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION

                                ---------------

                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                              VAIL RESORTS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                              51-0291762
     (STATE OR OTHER JURISDICTION                 (I.R.S. EMPLOYER
   OF INCORPORATION OR ORGANIZATION)             IDENTIFICATION NO.)

                              VAIL RESORTS, INC.
                              137 BENCHMARK ROAD
                             AVON, COLORADO 81620
                                (970) 476-5601
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             JAMES S. MANDEL, ESQ.
                              VAIL RESORTS, INC.
                               POST OFFICE BOX 7
                             VAIL, COLORADO 81658
                                (970) 476-5601
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------

                                  COPIES TO:
 JAMES J. CLARK, ESQ.     NORMAN BROWNSTEIN, ESQ.       HOWARD A. SOBEL, ESQ.
   CAHILL GORDON &        BROWNSTEIN HYATT FARBER      KRAMER, LEVIN, NAFTALIS
       REINDEL               & STRICKLAND, P.C.               & FRANKEL
    80 PINE STREET        410 SEVENTEENTH STREET,       919 THIRD AVENUE, 39TH
  NEW YORK, NY 10005             22ND FLOOR                     FLOOR
    (212) 701-3000         DENVER, CO 80202-4437       NEW YORK, NY 10022-3903
                               (303) 534-6335               (212) 715-9100

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [_]
  If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

                        CALCULATION OF REGISTRATION FEE
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- -------------------------------------------------------------------------------

                                              PROPOSED MAXIMUM
            TITLE OF EACH CLASS              AGGREGATE OFFERING    AMOUNT OF
       OF SECURITIES TO BE REGISTERED             PRICE(1)      REGISTRATION FEE
- --------------------------------------------------------------------------------
Common Stock, $.01 par value...............     $150,000,000        $51,724

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- -------------------------------------------------------------------------------
(1)Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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

                               VAIL RESORTS, INC.

        CROSS REFERENCE SHEET PURSUANT TO ITEM 501(B) OF REGULATION S-K

   ITEM NUMBER AND HEADING IN FORM
      S-2 REGISTRATION STATEMENT       LOCATION OR CAPTION IN PROSPECTUS
   -------------------------------     ---------------------------------
  1. Forepart of Registration
      Statement and Outside Front
      Cover Page of Prospectus......   Outside Front Cover Page
  2. Inside Front and Outside Back
      Cover Pages of Prospectus.....   Inside Front and Outside Back Cover
                                       Pages
  3. Summary Information, Risk
     Factors........................   Prospectus Summary; Risk Factors
  4. Use of Proceeds................   Prospectus Summary; Use of Proceeds
  5. Determination of Offering
     Price..........................   Outside Front Cover Page; Risk
                                        Factors; Underwriting
  6. Dilution.......................   Risk Factors; Dilution
  7. Principal and Selling
     Stockholders...................   Risk Factors; Principal and Selling
                                        Stockholders
  8. Plan of Distribution...........   Underwriting
  9. Description of Securities to Be
     Registered.....................   Inside Front Cover Page; Description
                                        of Capital Stock
 10. Interests of Named Experts and
     Counsel........................   Not applicable
 11. Information with Respect to the
     Registrant.....................   Prospectus Summary; Recent
                                        Developments; Risk Factors; Use of
                                        Proceeds; Dividend Policy; Dilution;
                                        Capitalization; Selected Financial
                                        Data; Management's Discussion and
                                        Analysis of Financial Condition and
                                        Results of Operations; Business;
                                        Management; Principal and Selling
                                        Stockholders; Certain Transactions;
                                        Description of Certain Indebtedness;
                                        Description of Capital Stock; Shares
                                        Eligible for Future Sale; Legal
                                        Matters; Available Information;
                                        Incorporation of Certain Information
                                        by Reference; Index to Consolidated
                                        Financial Statements
 12. Incorporation of Certain
     Information by Reference.......   Inside Front Cover Page
 13. Disclosure of Commission
      Position on Indemnification
      for Securities Act
      Liabilities...................   Not applicable

                               EXPLANATORY NOTE

  This Registration Statement contains two forms of prospectus: one to be used in connection with an underwritten public offering in the United States and Canada (the "U.S. Prospectus") and one to be used in a concurrent underwritten public offering outside the United States and Canada (the "International Prospectus"). The two prospectuses are identical except for the front and back cover pages. The form of U.S. Prospectus is included herein and is followed by the alternative pages to be used in the International Prospectus. Each of the alternate pages for the International Prospectus included herein is labeled "International Prospectus--Alternate Pages." Final forms of each Prospectus will be filed with the Securities and Exchange Commission under Rule 424(b) under the Securities Act of 1933.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED JUNE 6, 1996

PROSPECTUS

                                       SHARES
LOGO                                                                        LOGO
                               VAIL RESORTS, INC.
                                  COMMON STOCK

  Of the     shares of Common Stock, $.01 par value per share (the "Common
Stock"), offered hereby, shares will be sold by Vail Resorts, Inc. (the "Company") and shares will be sold by certain Selling Stockholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

  A total of     shares (the "U.S. Shares") are being offered in the United
States and Canada (the "U.S. Offering") by the U.S. Underwriters, and shares (the "International Shares") are being offered outside the United States and Canada (the "International Offering") by the Managers. The initial public offering price and the underwriting discounts and commissions are identical for both the U.S. Offering and the International Offering (collectively, the "Offerings").

  The outstanding capital stock of the Company consists of the Common Stock and the Class A Common Stock, $.01 par value per share (the "Class A Common Stock"). The Common Stock and the Class A Common Stock are substantially identical, except that holders of Class A Common Stock elect a class of directors that constitutes two-thirds of the Board of Directors and holders of Common Stock elect a class of directors that constitutes one-third of the Board of Directors. See "Description of Capital Stock."

  Prior to the Offerings, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be
between $    and $    per share. See "Underwriting" for a discussion of the
factors considered in determining the initial public offering price. Up to
of the shares will be reserved for sale to approximately     persons who are
directors, officers or employees of, or are otherwise associated with, the Company. See "Underwriting."

  The Company intends to apply for the listing of the Common Stock on The New York Stock Exchange under the symbol "MTN."

  SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
   CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                          UNDERWRITING              PROCEEDS TO
                                         DISCOUNTS AND  PROCEEDS TO   SELLING
                         PRICE TO PUBLIC COMMISSIONS(1) COMPANY(2)  STOCKHOLDERS
- --------------------------------------------------------------------------------
Per Share..............       $               $            $            $
- --------------------------------------------------------------------------------
Total(3)...............       $              $             $           $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) See "Underwriting" for indemnification arrangements with the U.S.
    Underwriters and the Managers.
(2) Before deducting expenses payable by the Company, estimated at $   .
(3) The Selling Stockholders have granted to the U.S. Underwriters and the
    Managers 30-day options to purchase in the aggregate up to     additional
    shares of Common Stock solely to cover over-allotments, if any. If the options are exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Selling Stockholders will be
    $   , $    and $   , respectively. See "Underwriting."

                                  -----------

  The U.S. Shares are offered by the several U.S. Underwriters, subject to prior sale, when, as and if delivered to and accepted by them and subject to certain conditions, including the approval of certain legal matters by counsel. The U.S. Underwriters reserve the right to withdraw, cancel or modify the U.S. Offering and to reject orders in whole or in part. It is expected that delivery
of the U.S. Shares will be made against payment therefor on or about     ,
1996, at the offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.

                                  -----------

BEAR, STEARNS & CO. INC.                                 SCHRODER WERTHEIM & CO.

                                       , 1996

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-2 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

  The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules filed as a part thereof as well as such reports and other information filed by the Company, which may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the Commission, upon payment of prescribed rates. The Common Stock will be listed on The New York Stock Exchange, and such reports, proxy statements, and other information can also be inspected and copied at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated and made a part of this Prospectus by reference, except as superseded or modified herein:

    1. The Company's Annual Report on Form 10-K for the year ended September 30, 1995; and

    2. The Company's Quarterly Reports on Form 10-Q for the quarters ended December 31, 1995 and March 31, 1996.

  All documents subsequently filed by the Company with the Commission pursuant to the Exchange Act prior to the effectiveness of the Registration Statement (of which this Prospectus is a part) are also incorporated by reference herein. The Company undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document described herein (not including exhibits to those documents unless such exhibits are specifically incorporated by reference into the information incorporated into this Prospectus). Requests for such copies should be directed to James S. Mandel, Esq., Senior Vice President and General Counsel, Vail Resorts, Inc., Post Office Box 7, Vail, Colorado 81658, (970) 476-5601.

                               ----------------

  IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere in, or incorporated by reference into, this Prospectus. Except where otherwise indicated, the information in this Prospectus (i) assumes that the over-allotment options granted to the U.S. Underwriters and the Managers will not be
exercised and (ii) gives effect to a     for 1 stock split with respect to the
Common Stock and Class A Common Stock that will be effected prior to the consummation of the Offerings. Unless the context otherwise requires, as used in this Prospectus, "Company" and "Vail Resorts" shall mean Vail Resorts, Inc. (formerly known as Gillett Holdings, Inc.) and its subsidiaries, "fiscal" in connection with a year shall mean the twelve months ended September 30, "ski season" shall mean the period from the opening of any of the Company's mountains for skiing to the closing of the Company's last mountain for skiing, typically mid-November to late April, and "skier day" shall mean one guest accessing a ski mountain on any one day. "Beaver Creek" and other designated trademarks are registered trademarks of the Company.

                                  THE COMPANY

  Vail Resorts is the premier mountain resort operator in North America. The Company operates Vail Mountain, the largest single ski mountain complex in North America, and Beaver Creek(R) Mountain, one of the world's premier family-oriented mountain resorts. The combination of attractive guest demographics, favorable weather and snowfall, proximity to both Vail/Eagle County Airport and Denver International Airport and success in attracting both national and international destination resort guests as well as day travelers from nearby population centers has enabled Vail Resorts to become one of the largest and most profitable resort operators in the ski industry. Between fiscal 1985 and fiscal 1995, the Company's revenues from resort operations ("Resort Revenue") increased from $48.8 million to $126.3 million. During the same period, the Company's earnings before interest, taxes, depreciation and amortization from resort operations ("Resort Cash Flow") increased from $7.9 million to $44.0 million. For the 12 months ended April 30, 1996 (which corresponds to the end of the Company's 1995-96 ski season), the Company's Resort Revenue and Resort Cash Flow were $139.3 million and $51.0 million, respectively. Management believes that the Company's Resort Cash Flow is greater than that of any other mountain resort company in North America. In addition to resort operations, the Company owns substantial real estate from which it derives significant strategic benefits and cash flow. See "Business--Real Estate."

  A key component of the Company's business strategy is to expand and enhance its core ski operations, while at the same time increasing the scope, diversity and quality of complementary activities and services offered to its skiing and non-skiing guests throughout the year. This focus on developing a world-class destination resort experience has resulted in growth in skier days and lift ticket sales and has also allowed the Company to expand its revenue base beyond its core ski operations. While lift ticket sales (traditionally the largest source of revenues for most ski resorts) have grown from $31.0 million to $64.0 million over the past 10 years, revenues from other sources have grown at a much faster rate and, as a result, have increased as a percentage of Resort Revenue from 36% in fiscal 1985 to 50% in fiscal 1995. In addition to lift ticket sales, the Company's Resort Revenue is derived from a wide variety of sources, including ski school, equipment rental, retail stores, restaurants, entertainment venues, travel reservation services, property and club management, real estate brokerage, licensing and sponsorship royalties and golf, tennis and club fees.

  The Company's success in developing a world-class destination resort experience has allowed its resorts to attract a diverse guest population with an attractive demographic and economic profile, including a significant number of affluent and family-oriented destination guests, who tend to generate higher and more diversified revenues per guest than day skiers from local population centers. While the Company's Resort Revenue per skier day is currently among the highest in the industry, management believes that the Company currently captures less than 20% of the total vacation expenditures of an average destination guest at its resorts. Vail Resorts' business strategy is not only to increase skier days and guest visits but also to increase Resort Revenue per skier day by capturing a higher percentage of the total spending by its year-round destination and day guests, through continuing to expand the range and enhance the quality of activities and services offered by the Company. See "Business--Growth Initiatives."

                               RESORT OPERATIONS

  Vail Mountain is the largest and most popular single ski mountain complex in North America, offering over 4,100 acres of unique and varied ski terrain spanning approximately 20 square miles. Included in this complex are Vail's world-famous Back Bowls(TM) (the "Back Bowls"), the largest network of high speed quad chairlifts in the world, a top rated ski school and a wide variety of dining and retail venues. Vail Mountain's skier days reached 1.65 million during the 1995-96 ski season, the most of any ski mountain in North America and a new record for Vail Mountain. During the summer of 1996, the installation of both a new gondola and high speed quad chairlift will increase Vail Mountain's high speed access lift capacity by over 50%. The new gondola will also provide access to the Company's first major on-mountain non-ski activity center located at the top of Vail Mountain, which is scheduled to be completed prior to the beginning of the 1996-97 ski season. The Company also expects to receive approval to expand Vail Mountain's ski terrain by approximately 50%, into an area currently known as Category III. See "Business--Growth Initiatives." Vail Mountain has been chosen to host the World Alpine Ski Championships in 1999, the first time a North American ski resort has been selected to host this prestigious event twice. For the last six years, Vail Mountain has been rated the number one ski resort in North America by the Snow Country magazine readers' survey.

  Beaver Creek Mountain, located ten miles from Vail Mountain, is one of the world's premier family-oriented mountain resorts, offering its guests a superior level of service in a pristine alpine setting. Since opening in 1980, Beaver Creek Mountain has been one of the fastest growing ski resorts in North America, with annual skier days increasing from 112,000 in the 1980-81 ski season to 576,000 during the 1995-96 ski season, representing a new record for Beaver Creek Mountain. For the 1996-97 ski season, the Company will complete the first step in introducing a European style village-to-village ski experience by connecting (through ski lifts and trails) three distinct ski areas--Beaver Creek, Bachelor Gulch(TM) and Arrowhead(TM). The interconnect of these three areas will increase the contiguous ski terrain on Beaver Creek Mountain by 330 acres or 30%. The Company has incorporated architectural, food and retail themes in the development plans of Bachelor Gulch Village(TM) and Arrowhead Village which are distinct from Beaver Creek Village and from each other. Beaver Creek Mountain, which provides a distinct and varied vacation experience from Vail Mountain, has consistently been rated among the top 10 resorts in North America in various industry surveys and was ranked the best family ski resort by USA Today in 1995.

  The Company's high Resort Revenue per skier day and efficient operations have resulted in levels of cash flow generation that are among the highest in the industry. Resort Cash Flow as a percentage of Resort Revenue was 36.6% for the twelve months ended April 30, 1996. The Company's high level of Resort Cash Flow has allowed it to reinvest significant capital in its operations. Over the last 10 calendar years, the Company has invested approximately $125 million in resort improvements, of which approximately $80 million was expansion capital to improve and grow operations. During calendar year 1996, Vail Resorts will invest an additional $29.9 million of expansion capital to further improve and grow resort operations. See "Business--Growth Initiatives." Management believes that the quality and scope of its resort facilities and ski operations are unequaled in North America and represent a significant competitive advantage.

                                  REAL ESTATE

  The Company also benefits from its extensive holdings of real property throughout the Vail Valley and from the activities of Vail Associates Real Estate Group, Inc. ("VAREG"), a wholly owned subsidiary of the Company. VAREG manages the Company's real estate operations, including the planning, oversight, marketing, infrastructure improvement and development of Vail Resorts' real property holdings. In addition to the substantial cash flow generated from land sales, these development activities benefit the Company's resort operations through (i) the creation of additional resort lodging which is available to the Company's guests; (ii) the ability to control the architectural theming of its resorts; (iii) the creation of unique facilities and venues (primarily themed restaurant and retail operations) which provide the Company with the opportunity to create new sources of recurring revenue; and (iv) the expansion of the Company's property management and brokerage operations, which are the preferred providers of these services for all developments on VAREG's land. In addition to the benefits set forth above, in order to facilitate the sales and development of its real estate holdings, VAREG spends significant amounts on mountain improvements, such as ski lifts, snowmaking equipment and trail construction. While these mountain improvements enhance the value of the real estate being sold, they also benefit resort operations. In most cases, VAREG seeks to minimize the Company's exposure to development risks and maximize the long-term value of the Company's real property holdings by selling land to third-party developers for cash payments prior to the commencement of construction, while retaining approval of all development plans as well as an interest in the developer's profit. The Company also typically retains the option to purchase, at a price significantly below fair market value, any retail/commercial space created in a development. The Company is able to secure these benefits from third-party developers as a result of the high property values and strong demand associated with property in close proximity to its world-class mountain resort facilities. See "Business--Real Estate."

                               GROWTH INITIATIVES

  The Company's growth in Resort Revenue and Resort Cash Flow has been and continues to be derived from a variety of factors, including (i) increases in skier days and guest visits, due primarily to "new attractions" (major terrain and facility expansions) and the creation of additional resort lodging; (ii) improving industry trends due to growth in snowboarding and advances in ski equipment technology ("fat" skis and specially shaped skis); (iii) increases in Resort Revenue per skier day resulting from new retail and restaurant operations and other activities including expanded activities for non-skiers;
(iv) margin increases resulting from price increases and the benefits of operating leverage; and (v) increases in the Company's licensing and sponsorship activities. During the next 24 months, the Company's resort operations will undergo a period of significant expansion as numerous projects currently under development are completed. The results of this expansion will be:

  . A 30% expansion in the contiguous ski terrain on Beaver Creek Mountain with the creation of a European style village-to-village ski experience;

  . A greater than 50% increase in high speed access lift capacity on Vail
    Mountain with the installation of both a new high speed quad lift and a state-of-the-art, custom-designed gondola;

  . An increase in base area retail and restaurant square footage owned by the Company from 86,500 to 140,000 upon the completion of the retail core of Beaver Creek Village, a new base lodge on Vail Mountain and five new themed restaurants available for apres-ski and evening dining; and

  . The creation of the Company's first major non-ski activity center
    (reached by Vail's new gondola) at the top of Vail Mountain, offering day and evening ice skating, sledding, snowboarding attractions, a children's snowpark, and evening snowmobile tours.

  Furthermore, over the next five years the Company plans to complete several other significant projects, including (i) the opening of Category III, a major terrain expansion which will increase the skiable acreage on Vail Mountain by approximately 50% to 6,000 acres with significant intermediate bowl skiing,
(ii) the redevelopment of the Company's property at Lionshead, a primary access point at the base of Vail Mountain, which will provide significant additional resort lodging, skier services, and retail and restaurant facilities, and (iii) a significant increase in resort lodging from the completion of Arrowhead Village, Bachelor Gulch Village and Beaver Creek Village. A more detailed description of these projects is set forth in "Business--Growth Initiatives" and "Business--Real Estate."

  The Company's experience has been that the completion of major terrain and facility expansions has resulted in increases in skier days at its resorts. For example, prior to the beginning of the 1988-89 ski season Vail Mountain opened China Bowl(TM), adding 1,881 acres of new open ski terrain to Vail Mountain, including the first intermediate runs in the Back Bowls. Over the two-year period following the opening of China Bowl, annual skier days at Vail Mountain increased by 224,000 or 17%. Although management believes that the completion of the terrain and facility expansions discussed above will significantly increase the number of skier days at the Company's resorts, particularly during non-peak periods, there can be no assurance that such increases will be achieved. See "Business--Growth Initiatives."

  The Company believes that it will also benefit from certain trends and developments which should favorably impact the North American ski industry, including (i) advances in ski equipment technology ("fat" skis and specially shaped skis) which facilitate learning and make the sport easier to enjoy, thereby increasing an individual's days skied per year and overall years of skiing, (ii) the rapid growth of snowboarding, which is increasing youth participation in "on-snow" sports, (iii) a greater focus on leisure and fitness and (iv) a growing interest among affluent families in purchasing second homes in mountain resort communities. Furthermore, the mountain resort industry is in a period of consolidation as the cost of the infrastructure required to maintain competitiveness has increased, thereby enhancing the position of larger and better capitalized resort owners. The number of U.S. ski areas has declined from approximately 720 in 1986 to 520 in 1996 and, based on industry estimates, the number of ski areas is expected to decline further, as the majority of mountain resorts lack the infrastructure, capital and management capability to compete in this multi-dimensional and service-intensive industry. At the same time, the high cost of ski area development and environmental restrictions have prevented new resorts from being created. Since Beaver Creek Mountain opened in 1980, only one other major ski facility has opened in the United States. Despite this consolidation, the ski industry remains highly fragmented, with no one resort operator accounting for more than 5% of North America's 70 million skier days. The Company believes that the consolidation trend in the mountain resort industry will continue, and the Company intends to actively pursue acquisition opportunities which provide attractive investment returns. The Company continually evaluates potential acquisitions and has from time to time had and continues to have discussions with third parties regarding possible acquisitions, some of which, if consummated, would be material. See "Risk Factors--Acquisitions."

  The Company's mailing address is Post Office Box 7, Vail, Colorado 81658 and its executive offices are located at 137 Benchmark Road, Avon, Colorado 81620. Its telephone number is (970) 476-5601.

                              RECENT DEVELOPMENTS

  As of June   , 1996, the Company had entered into contracts (the "Real Estate
Contracts") for the sale of certain real estate and related amenities. Immediately prior to the Offerings, the Company intends to declare a dividend of $55 million (the "Distribution") to all stockholders of record on the day immediately prior to the Offerings. The amount and timing of the payments under the Distribution will be based upon the amount and timing of the proceeds the Company receives under the Real Estate Contracts. The Company currently estimates payments under the Distribution will be made in December 1996 and in June 1997. Payments will be made with respect to the Distribution only to the extent the Company has received proceeds under the Real Estate Contracts. Stockholders who purchase shares in the Offerings will not be entitled to any payments with respect to the Distribution. See "Business--Real Estate," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Transactions."

                                 THE OFFERINGS

Common Stock to be sold by the Company:

 U.S. Offering..........       shares
 International                 shares
 Offering...............
  Total.................       shares

Common Stock to be sold by Selling Stockholders:

 U.S. Offering..........       shares
 International                 shares
 Offering...............
  Total.................       shares

Common Stock to be outstanding after the Offerings:

 Common Stock...........       shares (a)
 Class A Common Stock...       shares
  Total.................       shares

Voting Rights...........  The rights of holders of Class A Common Stock and
                          Common Stock are substantially identical, except that holders of Class A Common Stock elect a class of di-rectors that constitutes two-thirds of the Board of Directors and holders of Common Stock elect a class of directors that constitutes one-third of the Board of Directors. The Class A Common Stock is convertible into Common Stock (i) at the option of the holder,
                          (ii) automatically upon transfer to a non-affiliate of the holder and (iii) automatically if less than 2,500,000 shares of Class A Common Stock are out-standing. Upon completion of the Offerings, Apollo Ski Partners, L.P. ("Apollo Ski Partners"), which will hold at least 93% of the Class A Common Stock
                          and approximately    % of the Common Stock, will have
                          approximately    % of the combined voting power of
                          all outstanding shares of capital stock of the Compa-ny.

Use of Proceeds.........  Approximately $67.0 million of the net proceeds of the Offerings to be received by the Company will be used to redeem all of the Company's outstanding 12 1/4% Senior Subordinated Notes due 2002 (including accrued interest and a redemption premium) with the balance of approximately $1.0 million used to reduce outstanding borrowings under the Company's revolving credit facilities. The Company believes that this re-duction in indebtedness will give it the flexibility to make additional borrowings in the future to fi-nance internal and external growth initiatives. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. See "Use of Proceeds."

Proposed New York Stock
 Exchange Symbol........
                          "MTN"
- --------
(a) Excludes 1.69 million shares issuable upon exercise of outstanding options
    and warrants with an average exercise price of $   per share. See
    "Management."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
             (IN THOUSANDS EXCEPT PER SHARE AND PER SKIER DAY DATA)

  The summary financial data presented below have been derived from the Company's Consolidated Financial Statements and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and Notes thereto and the other financial information included elsewhere in this Prospectus. The summary consolidated financial data as of and for the seven months ended April 30, 1995 and April 30, 1996 are derived from the unaudited financial statements also appearing herein, which in the opinion of management, reflect all adjustments, which are normal and recurring in nature, necessary to present fairly the financial position and results of operations and cash flows for the interim periods. The Company's business is highly seasonal in nature and, as a result, the results for the interim periods are not indicative of the results of operations expected for a full fiscal year. The unaudited pro forma statement of operations data gives effect to the Offerings and certain other events as if they had occurred on May 1, 1995. The unaudited pro forma financial information is not necessarily indicative of future results or what the Company's results of operations would actually have been had the Offerings and such other events occurred on the date indicated.

                   PRE-EFFECTIVE DATE(1)                               POST-EFFECTIVE DATE(1)
                   ---------------------- ---------------------------------------------------------------------------------
                                                                                                                 PRO FORMA
                                                                                                      TWELVE      TWELVE
                      YEAR        YEAR                                           SEVEN MONTHS         MONTHS      MONTHS
                      ENDED      ENDED    FISCAL YEAR ENDED SEPTEMBER 30,     ENDED APRIL 30, (3)      ENDED       ENDED
                    SEPTEMBER   OCTOBER   --------------------------------- -----------------------  APRIL 30,   APRIL 30,
                   30, 1991(2) 8, 1992(2)    1993        1994       1995       1995        1996       1996(3)     1996(4)
                   ----------- ---------- ----------  ---------- ---------- ----------- ----------- ----------- -----------
                        (UNAUDITED)                                         (UNAUDITED) (UNAUDITED) (UNAUDITED) (UNAUDITED)
STATEMENT OF
 OPERATIONS DATA:
Revenues from
 resort
 operations......    $97,048    $105,525  $  114,623  $  124,982 $  126,349  $116,760    $129,754    $139,341    $139,341
Resort operating
 costs &
 expenses........     56,680      63,099      69,749      78,365     82,305    64,019      69,332      88,304      88,304
                     -------    --------  ----------  ---------- ----------  --------    --------    --------    --------
 Total resort ...     40,368      42,426      44,874      46,617     44,044    52,741      60,422      51,037      51,037
                     -------    --------  ----------  ---------- ----------  --------    --------    --------    --------
Revenues from
 real estate
 operations......      2,601       3,767       4,610      22,203     16,526     9,852      35,679      42,353      42,353
Real estate costs
 & expenses......      4,282       4,472       5,165      20,341     14,983    10,121      30,240      34,588      34,588
                     -------    --------  ----------  ---------- ----------  --------    --------    --------    --------
 Total real
  estate.........     (1,681)       (705)       (555)      1,862      1,543      (269)      5,439       7,765       7,765
                     -------    --------  ----------  ---------- ----------  --------    --------    --------    --------
Depreciation and
 amortization....      8,389       7,626      13,404      17,186     17,968    10,247      10,627      18,354      18,354
Corporate
 expense(5)......      7,939       4,151       5,967       6,660      6,201     3,427       2,119       4,481       1,512
                     -------    --------  ----------  ---------- ----------  --------    --------    --------    --------
Operating income
 from continuing
 operations......     22,359      29,944      24,948      24,633     21,418    38,798      53,115      35,967      38,936
Income (loss)
 from continuing
 operations
 (after-tax)(6)..         NM          NM        (146)        761      3,282    16,732      24,135      10,366      16,981
Earnings (loss)
 per common share
 from continuing
 operations(6)...         NM          NM
OTHER DATA:
Resort
 Skier days......      1,969       1,986       2,059       2,056      2,136     2,136       2,228       2,228       2,228
 Resort
  revenue/skier
  day............    $ 49.29    $  53.13  $    55.67  $    60.79 $    59.15  $  54.66    $  58.24    $  62.54    $  62.54
 Resort
  revenues.......     97,048     105,525     114,623     124,982    126,349   116,760     129,754     139,341     139,341
 Resort cash
  flow(7)........     40,368      42,426      44,874      46,617     44,044    52,741      60,422      51,037      51,037
Real estate
 Revenues from
  real estate
  operations.....      2,601       3,767       4,610      22,203     16,526     9,852      35,679      42,353      42,353
 Real estate
  operating
  profit(8)......     (1,681)       (705)       (555)      1,862      1,543      (269)      5,439       7,765       7,765
 Real estate
  assets(9)......     16,144      13,091      15,673      42,637     54,858    33,271      59,542      59,542      32,192

- --------

(1) In addition to its resort operations, which are conducted by the Company's wholly owned subsidiary, Vail Holdings, Inc. and its subsidiaries (collectively "Vail Associates"), the Company also previously owned subsidiaries which were engaged in the communications and beef products businesses. In each year from fiscal 1986 through fiscal 1991, the Company's resort operations experienced growth in Resort Cash Flow. In 1991, due to an inability to service debt incurred in connection with the acquisition of certain assets in the communications business, the Company was forced to seek relief under Chapter 11 of the Bankruptcy Code. On October 8, 1992 (the "Effective Date"), the Company emerged from bankruptcy (the "Reorganization") pursuant to a plan of reorganization which contemplated divestitures of the Company's communications and beef products businesses, which divestitures were completed in fiscal years 1993 and 1994, and accounted for as discontinued operations. As a result of the transactions that took place on the Effective Date and the related accounting treatment, the financial information for the two years presented prior to the Effective Date ("Pre-Effective Date") is not comparable to the financial information for the periods presented after the Effective Date ("Post-Effective Date"). See Note 1 to the Company's Consolidated Financial Statements.

(2) For fiscal 1991, results of operations include only nine months of corporate expense of the Company due to a change in the fiscal year of the Company. The results of Vail Associates for fiscal 1991 and the period ended October 8, 1992 ("fiscal 1992") have been derived from their separately audited financial statements.

(3) Results of operations for the seven months ended April 30, 1995 and 1996 have been presented in lieu of those for the six months ended March 31, 1995 and 1996, in order to report results of complete ski seasons. Since the Company experiences operating deficits during the last five months of the fiscal year, results of operations for the 12 month period ended April 30, 1996 have been presented to report results of a complete business cycle for the Company. Management believes that the results of operations and operating statistics for these periods are more meaningful than those for the periods ended March 31, 1995 and 1996.

(4) Statement of operations data for the pro forma period have been adjusted to reflect (i) the Offerings and the application of the net proceeds therefrom; and (ii) the closing of certain corporate offices and the termination of a certain employment contract as described under "Certain Transactions", as if each such event had occurred on May 1, 1995. Interest expense has been reduced by $7,744,000 to reflect the redemption of the 12 1/4% Senior Subordinated Notes due 2002 and a partial repayment of borrowings under the Company's credit facilities. Corporate expense has been reduced by $2,969,000 to reflect the elimination of expenses associated with the terminated employment contract, the related expenses associated with certain offices in Denver and Vail, Colorado which have been or will be closed by the time of the Offerings, and the elimination of expenses related to certain corporate employees who have been or will be terminated as a result of the closing of such offices. In addition, income tax expense has been increased by $4,098,000 to reflect the above-mentioned adjustments.

(5) Prior to the Offerings, corporate expense included the costs associated with the Company's holding company structure and overseeing multiple lines of business, including the discontinued operations. Following the Offerings, corporate expense will include certain tax, legal, directors and officers insurance and other consulting fees relating solely to the Company's resort and real estate operations.

(6) Due to the Reorganization discussed in Note 1, income from continuing operations and per share information for fiscal 1991 and fiscal 1992 are not comparable to amounts reported in subsequent fiscal years, and therefore, are not considered meaningful.

(7) Resort cash flow is defined as revenues from resort operations less resort operating costs and expenses, which excludes depreciation and amortization.

(8) Real estate operating profit is defined as revenue from real estate operations less real estate costs and expenses, which include (i) selling costs; (ii) holding costs; (iii) operating expenses; and (iv) the allocation of the capitalized land, infrastructure, mountain improvement and other costs relating to property sold.

(9) Real estate assets includes all land, development costs, and other improvements associated with real estate held for sale and classified as such in the Company's consolidated balance sheet. The pro forma real estate assets as of April 30, 1996 have been reduced for the Distribution to stockholders by deducting $27,350,000 of carrying costs incurred through April 30, 1996 for the real property related to the Real Estate Contracts.

                                 RISK FACTORS

  Prospective purchasers of the Common Stock should carefully consider the following risk factors, as well as the other information contained, and incorporated by reference, in this Prospectus before making an investment in the Common Stock. Information contained or incorporated by reference in this Prospectus contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. See, e.g., "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Growth Initiatives." No assurance can be given that the future results covered by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to vary materially from the future results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.

  SEASONALITY. The Company's business is highly seasonal. Over the last five fiscal years, the Company on average realized 92.4% of its Resort Revenue during the period from November to April. The Company has negative Resort Cash Flow for the months of May through October. As a result, the Company reports losses for those periods. To finance its activities and working capital requirements from May to October, the Company has typically relied on borrowings under its revolving credit facilities. The Company's ability to borrow under its revolving credit facilities is subject to certain conditions, including compliance with certain financial covenants. While the Company believes that it will continue to comply with such conditions and that borrowings under its revolving credit facilities will be adequate to support its capital requirements for the May through October periods, to the extent that such borrowings became unavailable, the Company could experience a material adverse impact on its operations. See "Description of Certain Indebtedness--Revolving Credit Facilities."

  CAPITAL REQUIREMENTS. The operation and development of the Company's ski resorts is capital intensive. The Company spent approximately $16.6 million, $17.4 million and $20.3 million in its fiscal years ended September 30, 1993, 1994 and 1995, respectively, on resort capital expenditures. Of these amounts, the Company categorizes approximately $5 million to $6 million a year as maintenance expenditures. In addition, the Company makes significant investments in connection with its real estate development activities. See "Business--Real Estate." The Company anticipates making significant capital expenditures in the future for maintenance and project development to maintain the competitive position and enhance the operations of its resorts and implement its growth initiatives. See "Business--Growth Initiatives."

  GROWTH INITIATIVES. The Company is currently engaged in and has plans for a variety of development projects relating to both resort and real estate operations. Although the Company expects that these projects will be completed on schedule and at their respective estimated costs, there can be no assurance
(i) that the Company will receive the necessary regulatory approvals for such projects, (ii) as to when such projects will be completed, or (iii) that the Company's estimated costs associated with such projects will prove to be accurate. See "Business--Growth Initiatives."

  ACQUISITIONS. The Company continually evaluates potential acquisitions and intends to actively pursue acquisition opportunities, some of which could be material. Future acquisitions could be financed by internally generated funds, bank borrowings, public offerings or private placements of equity or debt securities, or a combination of the foregoing. There can be no assurance that the Company will be able to make acquisitions on terms favorable to the Company. If the Company completes acquisitions, it will encounter various associated risks, including the possible inability to integrate an acquired business into the Company's operations, increased goodwill amortization, diversion of management's attention and unanticipated problems or liabilities, some or all of which could have a material adverse effect on the Company's operations and financial performance.

  COMPETITION. The ski industry is highly competitive. The Company competes with mountain resort areas in the United States, Canada and Europe for destination guests and with numerous ski areas in Colorado for the day skier. The Company also competes with other worldwide recreation resorts, including warm weather resorts, for the vacation guest. The Company's major U.S. competitors include the Utah ski areas, the Lake Tahoe ski areas in California and Nevada, the New England ski areas and the major Colorado ski areas, including the Summit County resorts, Telluride, Steamboat Springs, Winter Park and the Aspen resorts. The competitive position of the Company's ski areas is dependent upon many diverse factors such as proximity to population centers, availability and cost of transportation to the areas, including direct flight availability by major airlines, pricing, snowmaking facilities, type and quality of skiing offered, duration of the ski season, prevailing weather conditions, the number, quality and price of related services and lodging facilities, and the reputation of the areas. In addition to competition with other mountain and warm weather resorts for the vacation guest, the Company also faces competition for day skiers from nearby population centers from varied alternative leisure activities, such as attendance at movies, golf or professional sporting events and participation in alternative indoor and outdoor recreational activities.

  FOREST SERVICE PERMITS. The Company has been granted the right to use 12,590 acres of federal land adjacent to the Town of Vail and 2,775 acres of federal land adjacent to its Beaver Creek property as the site for most of its ski lifts and trails and related activities under the terms of permits with the United States Forest Service (the "Forest Service"). The Company's ski operations on Arrowhead Mountain and in the Bachelor Gulch area are located on Company-owned property and are thus not subject to permits. Under the terms of the permits the Forest Service has the right to review and comment on the location, design and construction of improvements in the permit area and on many operational matters. The Vail permit is a "unified permit" which expires on October 31, 2031, but can be terminated by the Forest Service if required to promote the public interest. While the Vail permit covers Category III, the Company is currently awaiting Forest Service approval to begin construction in the area and no assurance can be given as to when or if such approval will be granted. The Beaver Creek property is covered by a Term Special Use Permit covering 80 acres and a Special Use Permit covering the remaining 2,695 acres. These permits expire in 2006 but are terminable by the Forest Service at its discretion. In December 1992, the Company exercised its statutory right to convert its dual permits for the Beaver Creek ski area into a unified permit for the maximum period of 40 years and is currently in the process of negotiating the final terms of the unified permit. The Forest Service has informed the Company that the Beaver Creek unified permit has been approved pending resolution of one issue as to whether a restaurant/overnight accommodation facility located on Company-owned land should be included in calculating fees payable to the Forest Service under the Beaver Creek unified permit upon issuance. No assurance can be given that the Beaver Creek unified permit will be granted or that it will be granted for the entire 40 year period. While the Company believes that its relationship with the Forest Service is good, and to the Company's knowledge no recreational Special Use Permit or Term Special Use Permit for any major ski resort has ever been terminated by the Forest Service, a termination of any of the Company's permits would have a material adverse effect on the business and operations of the Company. See "Business--Regulation and Legislation."


  DEPENDENCE ON FAVORABLE WEATHER CONDITIONS. Attracting guests to the Company's resorts is dependent upon favorable weather conditions and adequate snowfall during the winter ski season. Historically, the Company has been able to mitigate the adverse effects of unfavorable weather conditions with its snowmaking capabilities and through its broad offering of guest services and activities. However, continuing periods of adverse weather conditions could have a material adverse impact on the Company's operating results.

  POTENTIAL ADVERSE EFFECTS OF ECONOMIC SLOWDOWN. Because the Company derives a significant portion of its revenues from the worldwide leisure market, an economic recession or other significant economic slowdown could adversely affect the Company's business. Although, historically, economic downturns have not had an adverse impact on the Company's operating results, there can be no assurance that a decrease in the amount of discretionary spending by the public in the future would not have an adverse effect on the Company's business.

  CONTROL BY APOLLO SKI PARTNERS. Following the Offerings, Apollo Ski Partners will own at least 93% of the Company's outstanding shares of Class A Common
Stock and approximately   % of the outstanding shares of Common Stock, giving
Apollo Ski Partners approximately   % of the combined voting power with
respect to all matters submitted for a vote of all stockholders. Apollo Advisors, L.P., a Delaware limited partnership ("Apollo Advisors"), indirectly controls Apollo Ski Partners. Accordingly, Apollo Ski Partners and, indirectly, Apollo Advisors will be able to elect two-thirds of the Board of Directors of the Company and control the approval of matters requiring approval by the Board of Directors and control most decisions on matters submitted for stockholder consideration. This concentration of ownership under certain circumstances could have the effect of delaying or preventing a change in control of the Company.

  REAL ESTATE DEVELOPMENT. The Company has extensive real estate holdings in the Vail Valley and manages its real estate operations through VAREG. The Company invested approximately $3.8 million, $53.6 million and $22.5 million in the fiscal years ended September 30, 1993, 1994 and 1995, respectively, in its real estate operations. Investments in real property and related development activities are subject to numerous risks. The value of the Company's properties and the revenue from related development activities may be adversely affected by a number of factors, including the national and local economic climate, local real estate conditions (such as an oversupply of space or a reduction in demand for real estate in an area), the attractiveness of the properties to prospective purchasers and tenants, competition from other available property or space, the ability of the Company to obtain adequate insurance and to cover other construction costs, government regulations and changes in real estate, zoning or tax laws, interest rate levels, the availability of financing and potential liabilities under environmental and other laws. In addition, acquisitions of new properties entail risks that the investments will fail to perform in accordance with expectations, and the risk that estimates of the costs of improvements for that property may prove inaccurate. While the Company attempts to mitigate its exposure to these risks by selling multi-family development parcels to third-party developers who assume the risk of construction or by pre-selling single-family lots or condominium units to individual purchasers prior to the start of construction projects developed by the Company, there can be no assurance that the Company will continue to do so in the future. See "Business--Real Estate."

  DILUTION. Purchasers of Common Stock offered hereby will experience immediate and substantial dilution in the net tangible book value of the Common Stock. See "Dilution."

  SHARES ELIGIBLE FOR FUTURE SALE. Future sales of shares of Common Stock by the Company or its existing stockholders could adversely affect the prevailing market price of the Common Stock. The Company and each of its officers, directors and the Selling Stockholders have agreed not to sell or otherwise dispose of any shares of Common Stock or Class A Common Stock or securities convertible into or exchangeable for Common Stock, or Class A Common Stock without the prior written consent of Bear, Stearns & Co. Inc. ("Bear
Stearns"), for a period of     days from the date of this Prospectus. The
foregoing does not prohibit the Selling Stockholders from selling shares subject to the Underwriters' over-allotment option or prohibit the Company from issuing shares pursuant to its stock option plans. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise additional capital through an offering of its equity securities. See "Shares Eligible for Future Sale."

  NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE. Prior to the Offerings, there has been no public market for the Common Stock. Although the Company has applied to list the Common Stock on the New York Stock Exchange, there can be no assurance that an active public market for the Common Stock will develop or continue after the Offerings. Prices for the Common Stock will be determined in the marketplace and may be influenced by many factors, including quarterly variations in the financial results of the Company, changes in earnings estimates by industry research analysts, investors' perceptions of the Company and general economic, industry and market conditions. The initial public offering price per share of the Common Stock will be determined by negotiations among the Company and the representatives of the Underwriters and may not be indicative of the price at which the Common Stock will trade after completion of the Offerings. See "Underwriting." In addition, the stock market has from time to time experienced extreme price and volume volatility. These fluctuations may be unrelated to the operating performance of particular companies whose shares are traded. Market fluctuations may adversely affect the market price of the Common Stock. The market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors, and there can be no assurance that the market price of the Common Stock will not decline below the initial public offering price.

  DIVIDENDS. The Company does not anticipate paying any cash dividends (other than the Distribution) on its shares of Common Stock or Class A Common Stock in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the Offerings will be approximately $68.0 million. Approximately $67.0 million of such net proceeds will be used to redeem all of the Company's outstanding 12 1/4% Senior Subordinated Notes due 2002 (including accrued interest and a redemption premium) and the balance of such proceeds will be used to temporarily repay a portion of the amounts outstanding under one of its revolving credit facilities with maximum availability of $105.0 million. The revolving credit facility bears interest at rates ranging from (i) .75% to 1.75% over LIBOR or
(ii) 0% to .25% over the prime rate. The facility matures on March 31, 2000. The Company believes that this reduction in indebtedness will give it the flexibility to make additional borrowings in the future to finance internal and external growth initiatives. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders. See "Description of Certain Indebtedness."

                                DIVIDEND POLICY

  The Company has never paid or declared a cash dividend on its Common Stock or Class A Common Stock (other than the Distribution described under "Certain Transactions"). The declaration of cash dividends in the future will depend on the Company's earnings, financial condition and capital needs and on other factors deemed relevant by the Board of Directors at that time. It is the current policy of the Company's Board of Directors to retain earnings to finance the operations and expansion of the Company's business and the Company does not anticipate paying any cash dividends (other than the Distribution) on its shares of Common Stock or Class A Common Stock in the foreseeable future.

                                   DILUTION

  The net tangible book value of the Company as of April 30, 1996 was
approximately $   per share of Common Stock (including Class A Common Stock).
"Net tangible book value per share" represents the amount of (a) total tangible assets less total liabilities, divided by (b) the aggregate number of shares of Common Stock (including Class A Common Stock) deemed outstanding on
such date (after giving retroactive effect to the     to 1 stock split that
will be effected prior to the consummation of the Offerings). Without taking into account any changes in such net tangible book value after April 30, 1996, other than to give effect to the Distribution described under "Certain Transactions" and to the receipt of the estimated net proceeds from the
Offerings at an assumed offering price of $     per share (the midpoint of the
range set forth on the cover page of this Prospectus), after deduction of the estimated aggregate underwriting discounts and commissions and estimated Offering expenses to be paid by the Company, the Company's pro forma net
tangible book value per share at April 30, 1996 would be $   , representing an
immediate increase in net tangible book value per share of $    to existing
stockholders and an immediate dilution of $   per share to new investors.
Dilution is determined by subtracting pro forma net tangible book value per share of Common Stock (including Class A Common Stock) after the Offerings from the public offering price paid by new investors for a share of Common Stock. The following table illustrates this dilution:

                                                                      PER SHARE
                                                                      ---------
   Assumed initial public offering price............................       $
     Net tangible book value........................................  $
     Net pro forma tangible book value before Offerings.............
     Increase in net tangible book value attributable to purchase of shares by new investors.......................................
                                                                      ----
     Pro forma net tangible book value after the Offerings..........
                                                                           ----
     Dilution of net tangible book value to new investors...........       $
                                                                           ====

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the
Company as of April 30, 1996 (after giving retroactive effect to the     for 1
stock split that will be effected prior to the consummation of the Offering), and as further adjusted to give effect to (i) the sale by the Company and the
Selling Stockholders of      shares of Common Stock at an assumed price of $
per share and the application by the Company of the estimated net proceeds therefrom, and (ii) the Distribution described under "Certain Transactions."

                                          APRIL 30, 1996  PRO FORMA        AS
                                              ACTUAL     ADJUSTMENTS    ADJUSTED
                                          -------------- -----------    --------
                                                    (IN THOUSANDS)
Short-term debt..........................    $     63     $    --       $     63
Long-term debt...........................     103,714      (62,647)(2)    41,067
                                             --------     --------      --------
  Total debt.............................     103,777      (62,647)       41,130
                                             --------     --------      --------
Accrued dividends payable................         --        55,000(3)     55,000
                                             --------     --------      --------
Stockholders' equity:
  Preferred Stock, $.01 par value;
   25,000,000 shares authorized, no
   shares issued and outstanding.........         --           --            --
  Class A Common Stock, $.01 par value;
   20,000,000 shares authorized;
   6,401,312 shares (actual);
       shares (as adjusted) issued and
   outstanding...........................          64          --             64
  Common Stock, $.01 par value;
   40,000,000 shares
   authorized; 3,598,688 shares (actual);
        shares
   (as adjusted) issued and outstanding..          36          --             36
  Additional paid-in capital.............     137,649       68,000 (1)   205,649
                                                           (55,000)(3)
  Retained earnings......................      56,070       (1,550)(2)    15,575
                                                            16,055 (4)
                                             --------     --------      --------
    Total stockholders' equity...........     193,819       27,505       221,324
                                             --------     --------      --------
Total capitalization.....................    $297,596     $ 19,858      $317,454
                                             ========     ========      ========

- --------
(1) Assumes the Company will realize approximately $68.0 million of net proceeds from the sale of Common Stock in the Offerings.
(2) Assumes the redemption of $62,647,000 principal amount of 12 1/4% Senior Subordinated Notes due 2002, and $1,550,000 as a net reduction to stockholders' equity for the expense associated with the related contractual redemption premium.
(3) Reflects the Distribution (see "Certain Transactions") of $55,000,000 to existing stockholders of record on the day immediately prior to the Offerings.
(4) Reflects the estimated after-tax gain of $16,055,000 on the sale of properties subject to the Real Estate Contracts, totaling $101,700,000 that existed at June , 1996. See "Certain Transactions."

                     SELECTED CONSOLIDATED FINANCIAL DATA
            (IN THOUSANDS EXCEPT PER SHARE AND PER SKIER DAY DATA)

  The selected consolidated financial data presented below have been derived from the Company's Consolidated Financial Statements and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and Notes thereto and the other financial information included elsewhere in this Prospectus. The selected consolidated financial data as of and for the seven months ended April 30, 1995 and April 30, 1996 are derived from the unaudited financial statements also appearing herein, which in the opinion of management, reflect all adjustments, which are of a normal and recurring in nature, necessary to present fairly the financial position and results of operations and cash flows for the interim periods. The Company's business is highly seasonal in nature and, as a result, the results for the interim periods are not indicative of the results of operations expected for a full fiscal year. The unaudited pro forma statement of operations data gives effect to the Offerings and certain other events as if they had occurred on May 1, 1995. The unaudited pro forma financial information is not necessarily indicative of future results or what the Company's results of operations would actually have been had the Offerings and such other events occurred on the date indicated.

                    PRE-EFFECTIVE DATE (1)                              POST-EFFECTIVE DATE (1)
                   ------------------------ ---------------------------------------------------------------------------------
                                                                                                                   PRO FORMA
                                                                                                        TWELVE      TWELVE
                       YEAR         YEAR                                           SEVEN MONTHS         MONTHS      MONTHS
                       ENDED       ENDED    FISCAL YEAR ENDED SEPTEMBER 30,     ENDED APRIL 30, (3)      ENDED       ENDED
                   SEPTEMBER 30, OCTOBER 8, --------------------------------- -----------------------  APRIL 30,   APRIL 30,
                     1991 (2)     1992 (2)     1993        1994       1995       1995        1996      1996 (3)    1996 (4)
                   ------------- ---------- ----------  ---------- ---------- ----------- ----------- ----------- -----------
                         (UNAUDITED)                                          (UNAUDITED) (UNAUDITED) (UNAUDITED) (UNAUDITED)
STATEMENT OF
 OPERATIONS DATA:
Revenues from
 resort
 operations......    $  97,048    $105,525  $  114,623  $  124,982 $  126,349  $116,760    $129,754    $139,341    $139,341
Resort operating
 costs &
 expenses........       56,680      63,099      69,749      78,365     82,305    64,019      69,332      88,304      88,304
                     ---------    --------  ----------  ---------- ----------  --------    --------    --------    --------
 Total resort....       40,368      42,426      44,874      46,617     44,044    52,741      60,422      51,037      51,037
                     ---------    --------  ----------  ---------- ----------  --------    --------    --------    --------
Revenues from
 real estate
 operations......        2,601       3,767       4,610      22,203     16,526     9,852      35,679      42,353      42,353
Real estate costs
 & expenses......        4,282       4,472       5,165      20,341     14,983    10,121      30,240      34,588      34,588
                     ---------    --------  ----------  ---------- ----------  --------    --------    --------    --------
 Total real
  estate.........       (1,681)       (705)       (555)      1,862      1,543      (269)      5,439       7,765       7,765
                     ---------    --------  ----------  ---------- ----------  --------    --------    --------    --------
Depreciation and
 amortization....        8,389       7,626      13,404      17,186     17,968    10,247      10,627      18,354      18,354
Corporate expense
 (5).............        7,939       4,151       5,967       6,660      6,201     3,427       2,119       4,481       1,512
                     ---------    --------  ----------  ---------- ----------  --------    --------    --------    --------
Operating income
 from continuing
 operations......       22,359      29,944      24,948      24,633     21,418    38,798      53,115      35,967      38,936
Income (loss)
 from continuing
 operations
 (after-tax)
 (6).............           NM          NM        (146)        761      3,282    16,732      24,135      10,366      16,981
Earnings (loss)
 per common share
 from continuing
 operations (6)..           NM          NM
Weighted average
 shares
 outstanding
 (6).............           NM          NM
OTHER DATA:
Resort
 Skier days......        1,969       1,986       2,059       2,056      2,136     2,136       2,228       2,228       2,228
 Resort
  revenues/skier
  day............    $   49.29    $  53.13  $    55.67  $    60.79 $    59.15  $  54.66    $  58.24    $  62.54    $  62.54
 Resort
  revenues.......       97,048     105,525     114,623     124,982    126,349   116,760     129,754     139,341     139,341
 Resort cash flow
  (7)............       40,368      42,426      44,874      46,617     44,044    52,741      60,422      51,037      51,037
Real estate
 Revenues from
  real estate
  operations.....        2,601       3,767       4,610      22,203     16,526     9,852      35,679      42,353      42,353
 Real estate
  operating
  profit (8).....       (1,681)       (705)       (555)      1,862      1,543      (269)      5,439       7,765       7,765
 Real estate
  assets (9).....       16,144      13,091      15,673      42,637     54,858    33,271      59,542      59,542      32,192
BALANCE SHEET
 DATA
 (AT PERIOD END):
 Total assets
  (9)............      569,319     805,881     459,131     450,018    429,628   407,798     376,592     376,592     349,242
 Long-term debt..    1,009,759     376,718     252,215     225,654    191,313   165,764     103,777     103,777      41,130
 Total
  stockholders'
  equity
  (deficit)......     (578,007)    132,102     131,973     162,494    167,694   181,105     193,819     193,819     221,324(10)

 (1) In addition to its resort operations, which are conducted by the Company's wholly owned subsidiary, Vail Holdings, Inc. and its subsidiaries (collectively "Vail Associates"), the Company also previously owned subsidiaries which were engaged in the communications and beef products businesses. In each year from fiscal 1986 through fiscal 1991, the Company's resort operations experienced growth in Resort Cash Flow. In 1991, due to an inability to service debt incurred in connection with the acquisition of certain assets in the communications business, the Company was forced to seek relief under Chapter 11 of the Bankruptcy Code. On October 8, 1992 (the "Effective Date"), the Company emerged from bankruptcy (the "Reorganization") pursuant to a plan of reorganization which contemplated divestitures of the Company's communications and beef products businesses, which divestitures were completed in fiscal years 1993 and 1994 and accounted for as discontinued operations. As a result of the transactions that took place on the Effective Date and the related accounting treatment, the financial information for the two years presented prior to the Effective Date ("Pre-Effective Date") is not comparable to the financial information for the periods presented after the Effective Date ("Post-Effective Date"). See Note 1 to the Company's Consolidated Financial Statements.

 (2) For fiscal 1991, results of operations include only nine months of corporate expense of the Company due to a change in the fiscal year of the Company. The results of Vail Associates for fiscal 1991 and the period ended October 8, 1992 ("fiscal 1992") have been derived from their separately audited financial statements.

 (3) Results of operations for the seven months ended April 30, 1995 and 1996 have been presented in lieu of those for the six months ended March 31, 1995 and 1996, in order to report results of complete ski seasons. Since the Company experiences operating deficits during the last five months of the fiscal year, results of operations for the 12 month period ended April 30, 1996 have been presented to report results of a complete business cycle for the Company. Management believes that the results of operations and operating statistics for these periods are more meaningful than those for the periods ended March 31, 1995 and 1996.

 (4) Statement of operations data for the pro forma period have been adjusted to reflect (i) the Offerings and the application of the net proceeds therefrom; and (ii) the closing of certain corporate offices and the termination of a certain employment contract as described under "Certain Transactions", as if each such event had occurred on May 1, 1995. Interest expense has been reduced by $7,744,000 to reflect the redemption of the 12 1/4% Senior Subordinated Notes due 2002 and a partial repayment of borrowings under the Company's credit facilities. Corporate expense has been reduced by $2,969,000 to reflect the elimination of expenses associated with the terminated employment contract, the related expenses associated with certain offices in Denver and Vail, Colorado which have been or will be closed by the time of the Offerings, and the elimination of expenses related to certain corporate employees who have been or will be terminated as a result of the closing of such offices. In addition, income tax expense has been increased by $4,098,000 to reflect the above-mentioned adjustments.

 (5) Prior to the Offerings, corporate expense included the costs associated with the Company's holding company structure and overseeing multiple lines of business, including the discontinued operations. Following the Offerings, corporate expense will include certain tax, legal directors and officers insurance and other consulting fees relating solely to the Company's resort and real estate operations.

 (6) Due to the Reorganization discussed in Note 1, income from continuing operations and per share information for fiscal 1991 and fiscal 1992 are not comparable to amounts reported in subsequent fiscal years, and therefore, are not considered meaningful.

 (7) Resort cash flow is defined as revenues from resort operations less resort operating costs and expenses, which excludes depreciation and amortization.

 (8) Real estate operating profit is defined as revenues from real estate operations less real estate costs and expenses, which includes (i) selling costs, (ii) holding costs; (iii) operating expenses; and (iv) the allocation of the capitalized land, infrastructure, mountain improvement and other costs relating to property sold.

 (9) Real estate assets includes all land, development costs, and other improvements associated with real estate held for sale and classified as such in the Company's consolidated balance sheet. The pro forma real estate assets and total assets as of April 30, 1996 have been reduced for the Distribution to stockholders by deducting $27,350,000 of carrying costs incurred through April 30, 1996 for the real property related to the Real Estate Contracts.

(10) Reflects the sale of Common Stock by the Company in the Offerings, the Distribution, the redemption premium associated with the retirement of the 12 1/4% Senior Subordinated Notes due 2002 and the estimated gain on the sale of the properties subject to the Real Estate Contracts. See "Capitalization."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SEVEN MONTHS ENDED APRIL 30, 1996 ("1996 PERIOD") VERSUS SEVEN MONTHS ENDED APRIL 30, 1995 ("1995 PERIOD")

  The 1996 Period includes substantially all of the 1995-96 ski season (Vail Mountain closed on May 1, 1996). The 1995 Period includes the entire 1994-95 ski season.

  Resort Revenues. Resort Revenues for the 1996 Period were $129.8 million, an increase of $13.0 million, or 11.1%, compared to the 1995 Period. The increase was attributable primarily to (i) a 4.3% increase in skier days (a 5.3% increase at Vail Mountain and a 1.5% increase at Beaver Creek Mountain); (ii) an increase in effective ticket price (defined as total lift ticket revenue divided by total skier days, "ETP") from $29.93 to $31.13, or 4.0%; and (iii) increases in revenues associated with ski school, food service, retail, hospitality, and licensing and sponsorship activities.

  Resort Operating Costs and Expenses ("Resort Operating Expenses"). Resort Operating Expenses were $69.3 million for the 1996 Period, representing an increase of $5.3 million, or 8.3%, as compared to the 1995 Period. As a percentage of Resort Revenues, Resort Operating Expenses declined from 54.8% in the 1995 Period to 53.4% in the 1996 Period due to higher operating margins associated with the Resort Revenue derived from increased skier days in the 1996 Period. The increase in Resort Operating Expenses is primarily attributable to (i) increased expenses resulting from the increased level of Resort Revenues in the 1996 Period; (ii) a $1.1 million increase in the accrual for incentive compensation expense associated with the increase in Resort Cash Flow during the 1996 Period; and (iii) an increase in certain expenses relating to the expansion of the Company's retail and food operations.

  Resort Cash Flow. Resort Cash Flow for the 1996 Period was $60.4 million, an increase of $7.7 million, or 14.6%, compared to the 1995 Period. Resort Cash Flow as a percentage of Resort Revenues increased to 46.6% in the 1996 Period as compared to 45.2% in the 1995 Period. The increase in Resort Cash Flow was due to increases in skier days, ETP, and non-lift ticket revenue, partially offset by the higher Resort Operating Expenses described above.

  Real Estate. Revenues from real estate operations for the 1996 Period were $35.7 million, an increase of $25.8 million, compared to the 1995 Period. The increase is due primarily to the closings of sales of 28 single family lots in the Strawberry Park development at Beaver Creek Resort in December 1995 and February 1996 which generated $28.5 million in gross proceeds. Real estate operating costs and expenses for the 1996 Period were $30.2 million, an increase of $20.1 million, compared to the 1995 Period. The increase resulted primarily from increased cost of sales associated with the closings of the Strawberry Park lot sales.

  Other. Depreciation and amortization expense increased by $380,000 for the 1996 Period over the 1995 Period primarily due to capital expenditures made in fiscal 1995. Corporate expense decreased by $1.3 million for the 1996 Period as compared to the 1995 Period due to the Company no longer incurring expenses in fiscal 1996 related to certain stock grants and cost reductions associated with the partial closure of the Company's Denver operations as of December 31, 1995.

  During the 1996 Period and the 1995 Period the Company recorded interest expense of $11.1 million and $12.7 million, respectively, which relates primarily to the Company's Senior Subordinated Notes and the Industrial Development Bonds and revolving credit facilities of Vail Associates. The decrease in interest expense from the 1995 Period to the 1996 Period is attributable to the redemptions of $30.0 million and $24.5 million in principal amount of Senior Subordinated Notes on December 11, 1995 and February 2, 1996, respectively, offset by call premiums paid in connection with those redemptions. See "--Liquidity and Capital Resources."

YEAR ENDED SEPTEMBER 30, 1995 ("FISCAL 1995") VERSUS YEAR ENDED SEPTEMBER 30, 1994 ("FISCAL 1994")

  Resort Revenues. Resort Revenues for fiscal 1995 were $126.3 million, an increase of $1.4 million, or 1.1%, compared to fiscal 1994. The increase was attributable primarily to a 3.9% increase in skier days (a 2.7% increase at Vail Mountain and a 7.4% increase at Beaver Creek Mountain), offset by a decline in ETP from $31.29 to $29.93, or 4.5%. The decline in ETP in fiscal 1995, resulted from increased skier days in the early and late season, which have lower ETPs than those in the peak season. The increase in early and late season skiers was due to incentive programs targeted to attract increased corporate groups and skiers from the Denver metropolitan area. In addition, skier days in the peak season, which have higher BTPs, were adversely affected by a number of factors, including (i) an unusually high number of closings of Interstate 70 (the main highway from Denver to Vail) due to adverse weather conditions, and (ii) the December 1994 financial crisis in Mexico, the country of origin of a significant portion of the Company's international guests who typically visit the Company's resorts during the peak season. Following the 1994-95 ski season, the Company, working with state and local agencies, took steps designed to improve snow removal operations on Interstate 70. As a result of these steps, the number and duration of highway closings were significantly reduced during the 1995-96 ski season.

  Resort Operating Expenses. Resort Operating Expenses were $82.3 million for fiscal 1995, representing an increase of $3.9 million, or 5.0%, as compared to fiscal 1994. As a percentage of Resort Revenues, Resort Operating Expenses increased from 62.7% in fiscal 1994 to 65.1% in fiscal 1995. The increase in Resort Operating Expenses is primarily attributable to (i) a $2.0 million increase in marketing expenditures primarily related to increased direct advertising expenditures; (ii) an increase of $1.3 million in expenses related to an expansion of the Company's retail operations, write-downs of obsolete inventory purchased in prior seasons, and costs associated with the implementation of new point of sale inventory system; (iii) an increase of $740,000 in rent and occupancy costs due to the relocation of certain of Vail Associates' offices from Company-owned space in the Town of Vail to leased office space in the Town of Avon; and (iv) increased expenses resulting from the increased level of Resort Revenues in fiscal 1995.

  Resort Cash Flow. Resort Cash Flow for fiscal 1995 was $44.0 million, a decrease of $2.6 million, or 5.5%, compared to fiscal 1994. Resort Cash Flow as a percentage of Resort Revenues decreased to 34.9% in fiscal 1995 as compared to 37.3% in fiscal 1994. The decrease in Resort Cash Flow was due to the decline in ETP and increase in Resort Operating Expenses as discussed above.

  Real Estate. Revenues from real estate operations for fiscal 1995 were $16.5 million, a decrease of $5.7 million, compared to fiscal 1994. The decrease is due primarily to a reduction in the number of closings of residential lot sales in Beaver Creek Resort due to the Company not having significant lots available for sale during the period. Real estate operating costs and expenses for fiscal 1995 were $15.0 million, a decrease of $5.4 million, compared to fiscal 1994 due to lower costs of sales associated with the reduced amount of lot sales activity.

  Other. Depreciation and amortization expense from continuing operations increased $782,000 in fiscal 1995 as compared to fiscal 1994, primarily as a result of the capital expenditures made during fiscal 1994. Corporate expenses decreased $459,000 in fiscal 1995 as compared to fiscal 1994 due primarily to lower salary and service costs.

  During fiscal 1995, the Company recorded interest expense of $19.5 million, which relates primarily to the interest on the Company's Senior Subordinated Notes and the Industrial Development Bonds and revolving credit facilities of Vail Associates. See "--Liquidity and Capital Resources." The decrease in interest expense from $22.5 million during fiscal 1994 to $19.5 million during fiscal 1995 relates primarily to the redemption of the Company's Senior Secured Notes on September 29, 1994 and the redemption of $24.9 million principal amount of Senior Subordinated Notes on December 15, 1994.

YEAR ENDED SEPTEMBER 30, 1994 ("FISCAL 1994") VERSUS PERIOD OCTOBER 9, 1992 THROUGH SEPTEMBER 30, 1993 ("FISCAL 1993")

  Resort Revenues. Resort Revenues for fiscal 1994 were $125.0 million, an increase of $10.4 million, or 9.0%, compared to fiscal 1993. The increase was attributable primarily to (i) a 8.2% increase in skier days at

Beaver Creek Mountain (partially due to the acquisition of Arrowhead); (ii) an increase in ETP from $30.61 to $31.29 or 2.2%; (iii) increases in revenues associated with ski school, food service, and retail operations; (iv) a $1.4 million increase in revenues from the Pines Lodge, a 60 room luxury hotel, due to inclusion of a full year of its operation in fiscal 1994 versus four months of operation in fiscal 1993; and (v) the inclusion of revenue from ski operations at Arrowhead from November 30, 1993 (the date of its acquisition by the Company). These increases were partially offset by a 2.7% decline in skier days at Vail Mountain particularly during the Christmas holiday and early January periods.

  Resort Operating Expenses. Resort Operating Expenses were $78.4 million for fiscal 1994, representing an increase of $8.6 million, or 12.4%, as compared to fiscal 1993. As a percentage of Resort Revenues, Resort Operating Expenses increased from 60.9% in fiscal 1993 to 62.7% in fiscal 1994. The increases in Resort Operating Expenses is primarily attributable to (i) increased expenses resulting from the increased level of Resort Revenues in fiscal 1994; (ii) an increase in overhead expenses related to the Company's planned expansion of its retail operations; (iii) an increase of $900,000 in expenses related to the Pines Lodge, due to inclusion of a full year of its operation in fiscal 1994 versus four months of operation in fiscal 1993; and (iv) the inclusion of expenses related to the ski operations at Arrowhead.

  Resort Cash Flow. Resort Cash Flow for fiscal 1994 was $46.6 million, an increase of $1.7 million, or 3.9%, compared to fiscal 1993. Resort Cash Flow as a percentage of Resort Revenues decreased to 37.3% in fiscal 1994 as compared to 39.1% in fiscal 1993.

  Real Estate. Revenues from real estate operations for fiscal 1994 were $22.2 million, an increase of $17.6 million, compared to fiscal 1993. The increase is due primarily to an increase in the number of closings of residential lot sales in Beaver Creek Resort. Real estate operating costs and expenses for fiscal 1994 were $20.3 million, an increase of $15.2 million, compared to fiscal 1993 related to the increase in cost of sales associated with the increase in closings of residential lot sales.

  Other. Depreciation and amortization expense increased $3.8 million in fiscal 1994 as compared to fiscal 1993 primarily as a result of the capital expenditures made during fiscal 1993 and the acquisition of Arrowhead during fiscal 1994. Corporate expense increased $693,000 in fiscal 1994 as compared to fiscal 1993. This increase resulted primarily from lower reimbursements from a former affiliate of the Company, offset by reductions in insurance expenses and other cost cutting measures.

  During fiscal 1994, the Company recorded interest expense from continuing operations of $22.5 million as compared to $26.3 million in fiscal 1993. The decrease in interest expense relates primarily to the redemption of $160.8 million of Senior Secured Notes on July 9, 1993. See "Liquidity and Capital Resources." In addition, approximately $4.0 million of interest expense was charged to income from discontinued operations during each of fiscal years 1993 and 1994.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has historically provided funds for debt service, capital expenditures and acquisitions through a combination of cash flow from operations, short-term and long-term borrowings and sales of real estate.

  At September 30, 1995, the Company had outstanding $117.2 million of Senior Subordinated Notes maturing on June 30, 2002. On December 11, 1995 and February 2, 1996, the Company redeemed principal amounts of $30.0 million and $24.5 million, respectively, of the Senior Subordinated Notes. At April 30, 1996, the outstanding principal amount of Senior Subordinated Notes was $62.6 million. The Company will use a portion of the net proceeds from the Offerings to redeem all of the remaining outstanding Senior Subordinated Notes.

  Vail Associates has $41.2 million of outstanding Industrial Development Bonds issued by Eagle County, Colorado which accrue interest at 8% per annum and mature on August 1, 2009. Interest is payable semi-annually on February 1 and August 1. The Company has provided the holder of these bonds a debt service reserve fund of $3.3 million, which has been netted against the principal amount for financial reporting purposes.

  Vail Associates also has two revolving credit facilities ("Credit Facilities") that provide for total availability of $135.0 million, which is comprised of a $105.0 million Facility A Revolver ("Facility A") and a $30.0 million Facility B Revolver ("Facility B"). The maximum borrowings available under Facility A will be reduced by $25.0 million on March 31, 1999 with all outstanding principal due on March 31, 2000. No borrowings under Facility B are permitted unless the maximum borrowings under Facility A are outstanding. The maximum borrowings available under Facility B will be reduced by $10.0 million on March 31, 1997 and further reduced by an additional $10.0 million on March 31, 1998 with all outstanding principal due on March 31, 1999. The Credit Facilities are available for the seasonal working capital needs of Vail Associates and for capital expenditures and other general corporate purposes, including the issuance of up to $50.0 million of letters of credit. Outstanding letters of credit at April 30, 1996 totaled $32.8 million and primarily related to bonds issued by a quasi-governmental entity in connection with the financing of infrastructure costs in Bachelor Gulch Village. See "Business--Real Estate." Vail Associates is permitted under the Credit Facilities, subject to certain conditions (including compliance with certain financial covenants), to make quarterly dividend payments to the Company in the amount of the net cash proceeds from real estate sales, annual dividend payments, based upon annual Excess Cash Flow as defined in the Credit Facility, and management fees payable to the Company not to exceed $3.0 million per year. At September 30, 1995, borrowings outstanding under Facility A totaled $36.0 million. During the seven months ended April 30, 1996, Vail Associates borrowed $40.0 million under Facility A and repaid $73.0 million, resulting in an outstanding balance of $3.0 million at April 30, 1996.

  Resort capital expenditures for the 1996 Period were $6.1 million. Investments in real estate for the 1996 Period were $14.6 million, which included $2.8 million of mountain improvements (such as ski lifts and snowmaking equipment) which are related to real estate development but will also benefit resort operations. For the remaining five months of fiscal 1996, the Company plans to make (i) additional resort capital expenditures of $13.9 million and (ii) additional investments in real estate of $35.2 million, which will include $7.1 million in mountain improvements which are related to real estate operations but will also benefit resort operations. The primary projects included in resort capital expenditures for fiscal 1996 are (i) the new Lionshead gondola; (ii) the creation of the Eagles Nest non-ski activity center; and (iii) the allocated cost of the new retail, restaurant and skier service facilities to be created in the renovated Golden Peak base facility. The primary projects included in investments in real estate for fiscal 1996 are (i) the renovation of the Golden Peak base facility, including a new high speed quad chairlift; (ii) infrastructure related to Bachelor Gulch Village, including a new high speed quad chairlift and related snowmaking equipment;
(iii) construction related to the Beaver Creek Village Center, the majority of the related expenses of which will be recouped during fiscal 1996 from the third party developer of the project and certain homeowner, community and governmental organizations; (iv) infrastructure related to Arrowhead Village; and (v) infrastructure related to the Strawberry Park development in Beaver Creek Resort. The Company plans to fund capital expenditures and investments in real estate for the balance of fiscal 1996 and the beginning of fiscal 1997 with borrowings under the Credit Facilities.

  Based on current levels of operations and anticipated growth and cash availability, the Company believes that it will be able to satisfy its debt service and capital expenditure requirements from cash flow from operations, borrowings under the Credit Facilities and real estate sales.

  The Company currently estimates payments will be made under the Distribution in December 1996 and in June 1997 in the aggregate amount of $55.0 million to coincide with the closings of the Real Estate Contracts to fund the Distribution. See "Business--Real Estate" and "Certain Transactions."

  The Company believes that inflation during the past three years has had little effect on its results of operations and that any impact on costs has been largely offset by increased pricing.

                                   BUSINESS

GENERAL

  Vail Resorts is the premier mountain resort operator in North America. The Company operates Vail Mountain, the largest single ski mountain complex in North America, and Beaver Creek Mountain, one of the world's premier family-oriented mountain resorts. The combination of attractive guest demographics, favorable weather and snowfall, proximity to both Vail/Eagle County Airport and Denver International Airport and success in attracting both national and international destination resort guests as well as day travelers from nearby population centers has enabled Vail Resorts to become one of the largest and most profitable resort operators in the ski industry. Between fiscal 1985 and fiscal 1995, the Company's revenues from resort operations ("Resort Revenue") increased from $48.8 million to $126.3 million. During the same period, the Company's earnings before interest, taxes, depreciation and amortization from resort operations ("Resort Cash Flow") increased from $7.9 million to $44.0 million. For the 12 months ended April 30, 1996 (which corresponds to the end of the Company's 1995-96 ski season), the Company's Resort Revenue and Resort Cash Flow were $139.3 million and $51.0 million, respectively. Management believes that Company's Resort Cash Flow is greater than that of any other mountain resort company in North America. In addition to cash flow from resort operations, the Company owns substantial real estate from which it derives strategic benefits and significant cash flow. See "Business--Real Estate."

  A key component of the Company's business strategy is to expand and enhance its core ski operations, while at the same time increasing the scope, diversity and quality of complementary activities and services offered to its skiing and non-skiing guests throughout the year. This focus on developing a world-class destination resort experience has resulted in growth in skier days and lift ticket sales and has also allowed the Company to expand its revenue base beyond its core ski operations. While lift ticket sales (traditionally the largest source of revenues for most ski resorts) have grown from $31.0 million to $64.0 million over the past 10 years, revenues from other sources have grown at a much faster rate and, as a result, have increased as a percentage of Resort Revenue from 36% in fiscal 1985 to 50% in fiscal 1995. In addition to lift ticket sales, the Company's Resort Revenue is derived from a wide variety of sources including ski school, equipment rental, retail stores, restaurants, entertainment venues, travel reservation services, property and club management, real estate brokerage, licensing and sponsorship royalties and golf, tennis and club fees.

  The Company's success in developing a world-class destination resort experience has allowed its resorts to attract a diverse guest population with an attractive demographic and economic profile, including a significant number of affluent and family-oriented destination guests, who tend to generate higher and more diversified revenues per guest than day skiers from local population centers. While the Company's Resort Revenue per skier day is currently among the highest in the industry, management believes that the Company currently captures less than 20% of the total vacation expenditures of an average destination guest at its resorts. Vail Resorts' business strategy is not only to increase skier days and guest visits but also to increase Resort Revenue per skier day by capturing a higher percentage of the total spending by its year-round destination and day guests, through continuing to expand the range and enhance the quality of activities and services offered by the Company. See "Business--Growth Initiatives."

  The Company's high Resort Revenue per skier day and efficient operations have resulted in levels of cash flow generation that are among the highest in the industry. Resort Cash Flow as a percentage of Resort Revenue was 36.6% for the twelve months ended April 30, 1996. The Company's high level of Resort Cash Flow has allowed it to reinvest significant capital in its operations. Over the last 10 years, the Company has made approximately $125 million in resort improvements, of which approximately $80 million was expansion capital to improve and grow its resort operations. Additionally, in calendar year 1996, Vail Resorts will invest approximately $29.9 million of expansion capital to further improve and grow resort operations. See "Business--Growth Initiatives." Management believes that the quality and scope of its resort facilities and ski operations are unequaled in North America and represent a significant competitive advantage.

  The Company also benefits from its extensive holdings of real property throughout the Vail Valley and from the activities of VAREG, which manages the Company's real estate operations including the planning, marketing, oversight and development of Vail Resorts' real property holdings. See "Business--Real Estate."

GROWTH INITIATIVES

  The Company's growth in Resort Revenue and Resort Cash Flow has been and continues to be derived from a variety of factors, including (i) increases in skier days and guest visits, due primarily to "new attractions" (major terrain and facility expansions) and the creation of additional resort lodging; (ii) improving industry trends due to growth in snowboarding and advances in ski equipment technology ("fat" skis and specially shaped skis); (iii) increases in Resort Revenue per skier day resulting from new retail and restaurant operations and other activities, including from expanded activities for non-skiers; (iv) margin increases resulting from price increases and the benefits of operating leverage; and (v) increases in the Company's licensing and sponsorship activities. During the next 24 months, the Company's resort operations will undergo a period of significant expansion as numerous projects currently under development are completed. The results of this expansion will be:

  . A 30% expansion in the contiguous ski terrain on Beaver Creek Mountain with the creation of a European style village-to-village ski experience;

  . A greater than 50% increase in high speed access lift capacity on Vail Mountain with the installation of both a new high speed quad lift and a state-of-the-art, custom-designed gondola;

  . An increase in base area retail and restaurant square footage owned by the Company from 86,500 currently to 140,000 upon the completion of the retail core of Beaver Creek Village and a new base lodge on Vail Mountain and five new themed restaurants available for apres-ski and evening dining; and

  . The creation of the Company's first major non-ski activity center (reached by Vail's new gondola) at the top of Vail Mountain, offering day and evening ice skating, sledding, snowboarding attractions,a children's snowpark and evening snowmobile tours.

  Furthermore, over the next five years the Company plans to complete several other significant projects, including (i) the opening of Category III, a major terrain expansion which will increase the skiable acreage on Vail Mountain by approximately 50% to 6,000 acres with significant intermediate bowl skiing,
(ii) the redevelopment of the Company's property at Lionshead, a primary ski access point at the base of Vail Mountain, which will provide significant additional resort lodging, skier services, retail and restaurant facilities and (iii) a significant increase in resort lodging from the completion of Arrowhead Village, Bachelor Gulch Village and Beaver Creek Village.

  The Company's experience has been that the completion of major terrain and facility expansions has resulted in an increase in skier days at its resorts. For example, prior to the beginning of the 1988-89 ski season Vail Mountain opened China Bowl, adding 1,881 acres of new ski open terrain to Vail Mountain, including the first intermediate runs in the Back Bowls. Over the two-year period following the opening of China Bowl, annual skier days at Vail Mountain increased by 224,000 or 17%. Although management believes that the completion of the terrain and facility expansions discussed above will significantly increase the number of skier days at the Company's resorts, particularly during non-peak periods, there can be no assurance that such increases will be achieved.

 PROJECTS UNDER CONSTRUCTION.

  Village-to-Village Skiing--For the 1996-97 ski season, Vail Resorts will complete the first step in introducing a European style village-to-village ski experience by connecting (through ski lifts and trails) three distinct ski areas--Beaver Creek, Bachelor Gulch and Arrowhead. The interconnect of these three areas will increase the contiguous ski terrain on Beaver Creek Mountain by 330 acres or 30%. The Company has incorporated architectural, food and retail themes in the development plans of Bachelor Gulch Village and Arrowhead Village which are distinct from Beaver Creek Village and from each other.

            [DEPICTION OF VILLAGE-TO-VILLAGE SKIING TO BE INSERTED]

  Golden Peak(TM)--Construction is underway on the redevelopment of Golden Peak, which will revitalize and replace the base facility at one of Vail Mountain's primary access points. Improvements include the construction of a new 83,000 square foot base lodge which will include approximately 21,000 square feet of restaurant and retail space, including the Company's first restaurant offering apres-ski and evening dining proximate to Vail Village, and approximately 22,000 square feet of ski school, ticketing and skier service facilities. The redevelopment will replace the existing Golden Peak lift with an extended high speed quad lift with more than double the capacity of the existing lift, balance skier flow at the base of Vail Mountain and provide a direct connection to the Back Bowls. Other components of the Golden Peak project include six luxury condominiums, a private 148 space parking garage and club facility and substantial site and transportation improvements. Due to their convenient location adjacent to both the Vail Village and the Ford Park Amphitheater, the Company believes that, following the redevelopment, Golden Peak's retail and restaurant facilities will generate significant revenues both in the evening and throughout the year. Construction on Golden Peak is scheduled to be completed during the 1996-97 ski season at a total cost anticipated to be $31.5 million. The Company has executed contracts for the sale of the six condominiums for a total of $24.2 million (representing an average price per saleable square foot of $1,000). In addition, the Company expects to generate an additional $6 million (approximately $4 million of which is already under contract) from the sale of private parking privileges and access to club facilities.

               [ARTIST RENDERING OF GOLDEN PEAK TO BE INSERTED]

  One Beaver Creek--Construction has begun and is expected to be completed during 1997 on a new mixed use retail, restaurant, skier service and condominium project at the base of the primary access lift to Beaver Creek Mountain. The Company was involved in the planning and design of this project, which is being developed by a third party. The project will include 18 condominium units, 17,500 square feet of retail and restaurant space, and 8,700 square feet of ski school, ticketing and skier service facilities. The Company has contracted to purchase all the retail, restaurant, ski school, ticketing and skier services space from the developer at a price approximating cost, which is significantly below fair market value. The cost of this purchase will be financed primarily from proceeds the Company received from the sale of the land to the developer. The One Beaver Creek project will include substantial improvements in pedestrian access to Beaver Creek Mountain through the installation of outdoor escalators integrated with the new retail space and will constitute a substantial step toward the completion of Beaver Creek Village. Due to its convenient location within Beaver Creek Village, the Company believes that, following its development, One Beaver Creek will generate significant revenues both in the evening and throughout the year.

             [ARTIST RENDERING OF ONE BEAVER CREEK TO BE INSERTED]

  Beaver Creek Village Center--Construction has begun on this multi-phase, multi-year project that will be completed in stages beginning in 1997. The completion of the Village Center development will add significantly to the ambiance, character and amenities of Beaver Creek Resort. The project is expected to include a year-round outdoor ice skating rink surrounded by 13,000 square feet of retail and restaurant space, a 518 seat performing arts center, a new transportation center, a 407 space parking garage and additional resort lodging, including approximately 64 condominium and townhouse units and a 45 unit Hyatt timeshare project. The Company was involved in the planning and design of this project, which is being developed by a third party. A substantial portion of the common improvements are being paid for by homeowner, community and governmental organizations. The Company has contracted to purchase all of the retail and restaurant space from the developer at a price approximating cost, which is significantly below fair market value. The cost of this purchase will be financed primarily from proceeds the Company received from the sale of the land to the developer. After development, the Company will also own 166 parking spaces in the newly created parking garage. The Village Center development will complete the retail core of Beaver Creek Village and is expected to result in a substantial increase in pedestrian traffic throughout Beaver Creek Village, which also should benefit the Company's existing restaurant and retail operations. Due to its convenient location within Beaver Creek Village and adjacent to the performing arts center and ice rink, the Company believes that, following its development, the restaurant and retail operations in the Village Center will generate significant revenues for the Company in the evening and throughout the year.

       [ARTIST RENDERING OF BEAVER CREEK VILLAGE CENTER TO BE INSERTED]

  Lionshead/Eagle's Nest(TM) Gondola--A new state-of-the-art custom designed gondola will replace the current Lionshead gondola during the summer of 1996. Lionshead is one of three primary access points to Vail Mountain. The gondola will travel from Lionshead to the Eagle's Nest Ridge mountain facility, which is located at the top of the western side of Vail Mountain. The capacity of the new gondola will be 2.5 times that of the current gondola. The cabins will be oversized for twelve passengers and will include amenities such as cushioned seating, heat and lights. The new gondola will allow for nighttime operation and will provide evening access to Eagle's Nest and Game Creek Club(TM). This gondola improvement, in conjunction with the new high speed chairlift being installed at Golden Peak, will increase high speed access lift capacity to Vail Mountain by over 50%.

         [DEPICTION OF LIONSHEAD/EAGLE'S NEST GONDOLA TO BE INSERTED]

  Eagle's Nest Improvements--The first major non-ski activity center on Vail Mountain will open for the 1996-97 ski season at Eagle's Nest. Activities offered will include (i) snowboard parks and related attractions, (ii) sledding with a lift for uphill transport, (iii) ice skating, (iv) snowmobile tours and (v) a children's snowpark. New facilities at Eagle's Nest and at the base of the gondola will include an 80 seat bar, a 170 seat pizzeria and a 300 seat outdoor sundeck serviced by both the bar and an outdoor kitchen. Management believes that the improvements to Eagle's Nest will allow the Company to offer its guests a more diversified vacation experience and increase Resort Revenue per skier day.

               [ARTIST RENDERING OF EAGLE'S NEST TO BE INSERTED]

  Game Creek Club--In addition to evening dining options at Eagle's Nest, the Company will offer gourmet dinners at the Game Creek Club. Built in 1996 at a cost of approximately $7 million, Game Creek Club is the premier dining facility on Vail Mountain, available to members for lunch during the ski season and open to the general public for dinners throughout the year. A similar dinner operation at Beano's Cabin(TM) on Beaver Creek Mountain generated revenues of $3.3 million in fiscal 1995. The construction cost of Game Creek Club is being financed entirely by the sale of club memberships. As of April 30, 1996, 210 out of a total of 395 available memberships in Game Creek Club have been sold for total proceeds of $6.6 million.

                 [DEPICTION OF GAME CREEK CLUB TO BE INSERTED]

  Arrowhead Village--The Company's current development activities in Arrowhead are focused on the development of Arrowhead Village, a 218-unit staged development centered around an alpine club. The proposed Arrowhead Alpine Club is expected to be a 69,000 square foot facility containing condominiums, spa and training space, skier facilities and restaurant and retail operations. The Company is currently pre-selling condominiums and Arrowhead Alpine Club memberships. In Arrowhead Village, developers have commenced construction on 44 residential units on land purchased from the Company. In addition, multi-family parcels zoned for an additional 43 residential units have been committed to by developers with construction scheduled to begin in the near future. See "Business---Real Estate."

            [ARTIST RENDERING OF ARROWHEAD VILLAGE TO BE INSERTED]

  Bachelor Gulch Village(TM)--The Company is currently completing its master plan for the development of 742 dwelling units in Bachelor Gulch Village. In addition, zoning for Bachelor Gulch Village includes approximately 68,000 square feet of retail, restaurant and commercial space. Infrastructure development commenced in 1994 and is expected to be substantially completed by 1998. During the summer of 1995 and the winter of 1996, 67 single-family lots (averaging approximately two acres each) were contracted for sale at prices aggregating $49 million (an average of $731,000 per lot). All 67 lots were sold in a lottery format because demand significantly exceeded the number of lots available for sale. During the summer of 1996, the Company intends to offer for sale additional single-family lots, multi-family development parcels and cluster homesites. See "Business---Real Estate."

          [ARTIST RENDERING OF BACHELOR GULCH VILLAGE TO BE INSERTED]

 PROJECTS IN DEVELOPMENT.

  Category III--The Company expects to receive approval to begin construction to expand its renowned Back Bowls by approximately 2,000 additional acres into an area known as Category III. Category III is expected, at completion, to include three lifts, numerous trails and mountain infrastructure and two restaurants. The opening of Category III will increase the ski terrain on Vail Mountain by approximately 50%, including significant terrain offering intermediate and advanced bowl and gladed skiing, which will further improve skier distribution on Vail Mountain. With over 50% of the guests at Vail Mountain classified as intermediate skiers, Category III represents a significant expansion in non-expert bowl skiing for these skiers. Category III will also offer better snow conditions in the early and late season due to its northern exposure. The Company is in the final stages of the Forest Service approval process to begin infrastructure development on this terrain, which is covered by the Company's existing Forest Service permits.

  Lionshead Redevelopment--The Company is currently planning the redevelopment of its owned property in Lionshead, together with related properties owned by third parties. Current plans contemplate more than 200 luxury hotel rooms, a significant number of condominiums and timeshare units, significant additions to restaurant and retail space, an employee housing complex, an office facility (intended to be used for Vail Mountain's administrative and operations functions) and a convention center. The redevelopment of Lionshead will require certain approvals from, and a cooperative partnership with, the Town of Vail and there can be no assurance that the Company will receive such approvals or cooperation.

INDUSTRY

  There are approximately 800 ski areas in North America, which during the 1994-95 ski season generated a total of approximately 70 million skier days. There are approximately 520 ski areas in the U.S., which during the 1994-95 ski season generated approximately 53 million skier days. These areas range from small ski resort operations, which cater primarily to day skiers from nearby population centers, to larger resorts which, given the scope of their operations and their accessibility, are able to attract both day skiers and destination resort guests who are seeking a comprehensive vacation experience. While the day skier tends to focus primarily on lift ticket price and round-trip travel time, destination travelers tend to make their choices based on the number of amenities and activities offered, as well as the perceived overall quality of the vacation experience. As a result, destination guests generate significantly higher Resort Revenue per skier day than day skiers. Management believes that the Company is one of a relatively small number of ski resorts in North America able to attract both the day skier and the destination guest and provide a comprehensive vacation experience.

  Within the United States, regional distribution of skier days is estimated to be as follows: Northeast (11.3 million), Southeast (4.7 million), Midwest (6.9 million), Rocky Mountain (18.4 million) and Pacific West (11.3 million). The 24 ski areas located in Colorado currently account for over 21% of total skier days in the United States, up from 16.4% in 1984. While total skier days generated by all United States resorts have increased by a total of 2% since the 1985-86 ski season, skier days generated by Colorado ski resorts have grown by more than 25% during the same period. During the same time period, skier days at the Company's resorts increased by 39%. The Company believes that the primary reasons for Colorado's growth relative to the rest of the United States include the quality of the ski resorts located in the state, the accessibility of its resorts from major transportation centers and the relatively favorable climate of the Rocky Mountains. The Company's share of the total skier days generated by ski resorts located in Colorado has grown from 17.7% in 1986 to 19.4% in 1996.

  The Company believes that it will also benefit from certain trends and developments which should favorably impact the North American ski industry, including (i) advances in ski equipment technology ("fat" skis and specially shaped skis) which facilitate learning and make the sport easier to enjoy, thereby increasing an individual's days skied per year and overall years of skiing, (ii) the rapid growth of snowboarding, which is increasing youth participation in "on-snow" sports, (iii) a greater focus on leisure and fitness and (iv) a growing interest among affluent families in purchasing second homes in mountain resort communities.

  Snowboarding has energized interest in "on-snow" sports, primarily among males between the ages of 13 and 24. According to the National Sporting Goods Association (the "NSGA"), the number of snowboarders in the U.S. has increased from 1.5 million in 1990 to 2.4 million in 1995, an increase of almost 10% per year. U.S. skier days attributable to snowboarders have increased an average of 17% per year over the past three years and snowboarders are currently estimated to represent 14% of all U.S. skier days. With international markets believed to be experiencing similar growth rates, snowboarding is among the fastest growing sports in the world. Recently, the International Olympic Committee designated snowboarding as a demonstration event at the 1998 Winter Olympic Games. Management believes that the growth in snowboarding has had a positive impact on the ski industry and will continue to be an important source of lift ticket, ski school, retail and rental revenue growth for the Company. Management believes that the growth in snowboarding among children and teens, who influence family vacation decisions, will allow the Company to attract additional family-oriented destination guests. Consequently, the Company intends to position itself as an industry leader in the creation of snowboard attractions, programs and events.

  The mountain resort industry is in a period of consolidation as the cost of the infrastructure required to maintain competitiveness has increased, thereby enhancing the position of larger and better capitalized resort owners. The number of U.S. ski resorts has declined from approximately 720 in 1986 to 520 in 1996 and, based on industry estimates, the number of ski areas is expected to decline further, as the majority of mountain resorts lack the infrastructure, capital and management capability to compete in this multi-dimensional and service-intensive industry. At the same time, the high cost of ski area development and environmental restrictions have prevented new resorts from being created. Since Beaver Creek Mountain opened in 1980, only one other major ski facility has opened in the United States. Despite this consolidation, the ski industry remains highly fragmented, with no one resort operator accounting for more than 5% of North America's 70 million skier days. The Company believes that the consolidation trend in the mountain resort industry will continue, and the Company intends to actively pursue acquisition opportunities which provide attractive investment returns. The Company continually evaluates potential acquisitions and has from time to time had and continues to have discussions with third parties regarding possible acquisitions, some of which, if consummated, would be material. See "Risk Factors--Acquisitions."

VAIL MOUNTAIN

  Opened in 1962, Vail Mountain is the largest and most popular single ski mountain complex in the United States offering over 4,100 acres of unique and varied terrain, spanning approximately 20 square miles, for skiers of all levels. Included in this complex is the largest network of high speed quad lift chairs in the world, a top-rated ski school and a wide variety of dining and retailing establishments. Perhaps no single physical attribute defines Vail Mountain better than the Back Bowls. More than seven miles wide, the Back Bowls are one of the most distinctive terrain features found at any ski mountain in North America and offer some of the finest skiing in the world. Along with comprehensive snowmaking capabilities, Vail Mountain receives "dry," dependable snowfall due to its central Rocky Mountain location and, in its 34th season, attracted over 1.65 million skier days, the highest number of skier days of any North American ski mountain and a new record for Vail Mountain. For the last six years, Vail Mountain has been rated the number one ski resort in North America by the Snow Country magazine readers' survey.

  While Vail Mountain already provides the largest and most varied ski terrain of any North American ski resort, the Company is in the final stages of obtaining approval from the Forest Service for infrastructure development of bowl skiing terrain within its current permit area known as Category III. Category III will add approximately 2,000 additional acres of ski terrain to the Back Bowls, including 1,000 acres of new trails and an additional 1,000 acres of undisturbed gladed skiing, increasing the ski terrain on Vail Mountain by approximately 50%. The terrain's high, north facing location typically yields extremely reliable snow conditions and should allow for earlier and later ski season operations than Vail's existing Back Bowls which face south. Although management believes that the completion of this terrain expansion will significantly increase the number of skier days at Vail Mountain, particularly in the early and late season non-peak periods, there can be no assurance that such an increase will be achieved. See "Business--Growth Initiatives."

  For the 1996-97 ski season, Vail Mountain will have a total of 26 lifts, including its new custom-designed gondola and 10 high speed quads, constituting the largest network of high speed quad chairlifts in the world. Based on Vail Mountain's existing terrain and lift network, the theoretical capacity on the mountain is 19,900 skiers at any one time. During the 1995-96 ski season the average skiers per day on Vail Mountain was 9,500, with only three days out of a 184-day ski season having over 16,000 skiers.

  The Company has also consistently improved and expanded guest amenities on Vail Mountain. The Company currently owns and operates 15 on-mountain food service establishments as well as 21,650 square feet of retail and commercial space located throughout the mountain and at the three primary access points-- Golden Peak, Vail Village and Lionshead. While Vail Mountain is already viewed as one of the premier destination ski resorts in North America, the Company has commenced several projects which will continue to improve mountain operations, expand guest services and provide the Company with additional retail and restaurant venues. See "Business--Growth Initiatives" and "Business--Resort Operations--Food Service."

BEAVER CREEK MOUNTAIN

  Beaver Creek Mountain, located 10 miles west of Vail Mountain, consists of the Beaver Creek, Arrowhead and Bachelor Gulch ski areas, and for the 1996-97 ski season will include 1,530 acres of ski terrain. The Company acquired Beaver Creek Mountain in 1972 and opened the ski facilities during the 1980-81 ski season. In 1993, the Company expanded Beaver Creek Mountain by acquiring significant privately owned ski terrain and development property at Arrowhead and Bachelor Gulch. This purchase provided the opportunity for the Company to develop a European style village to village ski experience which will interconnect, through ski lifts and ski trails, the three distinct ski areas. Like Vail Mountain, Beaver Creek Mountain benefits from "dry" dependable snowfall in addition to excellent snowmaking capabilities. Since its opening, Beaver Creek Mountain has increased its skier days from 112,000 in 1980-81 to 576,000 in the 1995-96 ski season, making it one of the fastest growing ski resorts in North America. Despite achieving rapid growth over a sustained period of time, Beaver Creek Mountain currently operates at an average of one-third of its theoretical skier capacity. Until completion of the interconnect referred to above, the theoretical skier capacity on Beaver Creek Mountain is 9,800 skiers at any one time. During the 1995-96 ski season, the average skiers per day on Beaver Creek Mountain was 3,500, with only six days out of a 150-day ski season having over 7,000 skiers. Management believes that the success of Beaver Creek Mountain has resulted from its unique combination of ambiance, architecture and a variety of groomed and natural terrain providing world-class skiing which appeals to Beaver Creek Mountain's family-oriented destination guests. For the 1996-97 ski season, Beaver Creek Mountain will operate 14 lifts, including five high speed quads. The Company also owns and operates seven on-mountain restaurants as well as 15,650 square feet of retail/commercial space, strategically located on and at the base of Beaver Creek Mountain. The Company has commenced several projects that will continue to improve mountain operations, expand guest services and provide the Company with additional owned retail and restaurant venues. See "Business--Growth Initiatives" and "Business--Resort Operations--Food Service."

  One of the primary factors in the growth of Beaver Creek Mountain has been an increase in resort lodging. Beaver Creek Resort has grown from only 500 residential units and no hotels in 1985 to nearly 1,480 residential units and private homes and 471 hotel rooms, including the 300-room Hyatt Regency Beaver Creek, as of January 1, 1996. In addition to the significant growth taking place in Beaver Creek Resort, there has been substantial development in the surrounding towns of Avon, Edwards, Eagle and Gypsum, providing substantial additional, moderately-priced, resort lodging. The Company anticipates the substantial resort lodging growth to continue from the buildout of the Bachelor Gulch Village and Arrowhead Village resort communities, both of which offer unique slopeside development opportunities due to the Company's fee simple ownership of the mountain land, and from the significant development taking place in surrounding communities. See "Business--Real Estate."

ACCESSIBILITY

  Given their close proximity to Vail/Eagle County Airport ("Vail/Eagle Airport") and the recently-completed Denver International Airport ("DIA"), the Company's resorts are easily accessible to national and international destination resort guests, as well as to day travelers from the Denver metropolitan area (the "Front Range"). The Vail/Eagle Airport is located within 25 miles of Beaver Creek and can accommodate large jet aircraft (Boeing
757s) from major metropolitan areas. The Company estimates that approximately 35% of its destination guests currently access its resorts through Vail/Eagle Airport, up from only 3% in 1990.

  Over the last six years, the Company has worked closely with the nation's major airlines to significantly improve accessibility to its resorts through Vail/Eagle Airport. As a result of these efforts, the number of daily non-stop flights, total seats, major airlines and cities served by Vail/Eagle Airport have increased significantly. The Company expects that Vail/Eagle Airport will continue to expand its operations and offer more direct flights to more North American cities. In the spring of 1996, American Airlines announced plans to add four daily flights to the Vail/Eagle Airport, including direct daily service from Newark International Airport, one additional daily flight from Chicago, one additional daily flight from Dallas/Fort Worth and one additional daily flight from Los Angeles, as well as two additional flights per week from Miami International Airport, representing a total of approximately 73,000 additional annual seats, a 44% increase in total airline seats from the 1995-96 ski season. Furthermore, the Company continues to work with the major airlines to increase both direct and connecting international flights into Vail/Eagle Airport. Presently, guests from major cities located in Europe, South America, Mexico, New Zealand, Australia and the Pacific Rim can conveniently fly to the Vail Valley with only a single stopover or connection through a major U.S. city. The Company believes that its proximity to Vail/Eagle Airport provides it with a significant competitive advantage relative to other North American destination ski resorts. In order to induce major air carriers to offer flights from new cities to the Vail/Eagle Airport, the Company has entered into agreements guaranteeing a minimum seat occupancy. The Company made no payments under these agreements during fiscal 1995 and 1996 and has made no material payments under the agreements during the last five years.

  As of June 1996, scheduled flights to the Vail/Eagle Airport for the 1996-97 ski season are as follows:


                                            NUMBER OF FLIGHTS         NUMBER OF SEATS
 CARRIER               CITY                     PER WEEK                 PER YEAR
 -------               ----                 -----------------         ---------------
American        Dallas/Fort Worth                  23                      65,424
American             Chicago                       15                      42,864
American              Miami                         3                       8,084
American             New York                       1                       2,820
American              Newark                        7                      21,056
American           Los Angeles                      7                      21,056
Delta                Atlanta                        7                      20,340
Northwest      Minneapolis/St. Paul                 9                      28,690
Northwest            Detroit                        2                       6,460
United                Denver                       14                      20,160
                                                   ---                    -------
                                                   81                     236,954
                                                   ===                    =======

WEATHER, SNOWMAKING AND GROOMING

  Given their location in the Colorado Rocky Mountains, Vail Mountain and Beaver Creek Mountain receive some of the most reliable snowfall experienced anywhere in the world, averaging approximately 340 inches of annual snowfall over the last 20 years, which is significantly in excess of the average for all ski resorts in the Rocky Mountains for such period.

  Despite the natural snowfall described above, the Company continues to invest in the latest technology in snowmaking systems and actively acquires additional water rights, which has allowed it to offer its guests more predictable and consistent conditions, particularly during the early and late ski season. During 1995, the

Company doubled its snowmaking capacity on Vail Mountain and purchased water rights sufficient to enable a further doubling of snowmaking capacity in the future. For the 1996-97 ski season, the Company will increase snowmaking capacity on Beaver Creek Mountain by 60% and, with the addition of a new reservoir planned for completion in 1997, will further increase snowmaking capacity on Beaver Creek Mountain by an additional 100%. For the 1996-97 ski season, approximately 800 acres of the Company's ski terrain will be covered by snowmaking. In addition, the Company has extensive snowgrooming equipment, including the largest fleet of snowcats in the world.

  The Company's snowmaking capabilities and diversity of activities and services has mitigated the effects of fluctuations in yearly snowfall. The chart below illustrates the Company's historical ability to increase Resort Revenue despite fluctuations in annual snowfall.


                                    [CHART]

CUSTOMERS

  The Company's customers are comprised of worldwide resort destination guests and, to a lesser extent, day skiers from the Front Range and the Vail Valley. For the 1995-96 ski season, the Company believes that destination guests represented 77% of total skier days, with day skiers from the Front Range and from the Vail Valley representing 7% and 16%, respectively. The Company's success in expanding services and activities has enabled its resorts to attract a diverse guest population with an attractive demographic and economic profile, including a significant number of affluent and family oriented guests, who tend to generate higher and more diversified revenues per guest than day skiers from local population centers. The Company believes that approximately 52% of the Company's guests have annual incomes of over $100,000 (with 31% over $200,000) and that approximately 47% of the Company's guests are families. Even among day skiers from nearby population centers, the Company tends to attract a higher income demographic than other mountain resorts. This high-end clientele allows the Company to profitably provide additional products and services such as ski school, restaurant and retail operations, hospitality, lodging and other related activities. As a result, the Company's Resort Revenue per skier day is among the highest in the industry and is approximately 33% higher than the average of all ski resorts in the United States.

  Set forth below is a chart outlining the Company's Resort Revenue per skier day for fiscal 1995 and the twelve months ended April 30, 1996 and a comparison to industry averages for the 1995 ski season.

                                    [CHART]

  The Company's resort guests also include a broad spectrum of income and other demographics. Over 25% of the Company's guests have annual incomes of less than $50,000, 30% of the Company's guests are singles and 12% of the Company's guests are "empty nesters" (i.e., married couples with no children living at home). Through its targeted marketing and incentive programs, the Company attracts a balanced mix of customers, including day skiers and lower income guests, by offering promotions during the non-peak periods when the resorts would otherwise be underutilized.

  Approximately 12% of the Company's destination skier days during the 1995-1996 ski season were generated by guests who are from outside the United States. International guests tend to have longer average stays and higher vacation expenditures than other destination guests. The Company's success in attracting international guests is attributable to its (i) international reputation and exposure; (ii) accessibility from international destinations through the Vail/Eagle Airport; and (iii) full complement of resort services and amenities, which international guests typically expect. The Company believes that as a result of its hosting the 1989 World Alpine Ski Championships (which had an estimated worldwide television viewership of over 300 million people) and the factors discussed above, skier days from international guests as a percentage of destination skier days increased from 5% in fiscal 1988 to 10% in fiscal 1995. The Company will once again host the World Alpine Ski Championships in 1999 (the first North American site to host the event twice) and believes that this event will further increase its penetration of the international vacation market.

  Consistent with the trends in the overall ski market, snowboarders represent the fastest growing segment of the Company's guests. The Company believes that, for the 1995-96 ski season, snowboarders represented 11% of its total skier days. The Company is committed to promoting snowboarding as an exciting outgrowth of traditional skiing. The Company has created numerous trails, half-pipes and other terrain attractions for snowboarders, and also publishes a trail map for snowboarders. Within the Company's ski school, the Company offers extensive instruction in snowboarding, which represents one of its fastest growing lesson products. The Company believes that snowboarding, which is easier to learn and excel at than skiing, will continue to increase industry-wide skier (snowboarder) days.

  The Company believes that it has been successful at providing an exceptional vacation experience to all of its various segments of guests. For the 1995-96 ski season, over 75% of the Company's resort guests were return guests.

RESORT OPERATIONS

  The Company's Resort Revenues are derived from a wide variety of sources, including winter lift ticket sales, ski school, equipment rental, retail stores, restaurants, travel reservation services, property and club management, real estate brokerage, licensing and sponsorship royalties and golf, tennis and club fees. Sales of lift tickets represent the single largest revenue source for the Company. While revenues from lift ticket sales have increased over the last five years, the percentage of the Company's Resort Revenues accounted for by non-lift ticket sales has increased from 42% in fiscal 1991 to 50% for the 12 months ended April 30, 1996.

                              FISCAL      % OF TOTAL    TWELVE MONTHS   % OF TOTAL
                               1991     RESORT REVENUES ENDED 4/30/96 RESORT REVENUES
                            ----------- --------------- ------------- ---------------
   Resort Revenues
     Winter Lift Tickets... $56,562,000      58.3%      $ 69,366,800       49.8%
     Ski School............  15,885,000      16.4%        24,355,900       17.5%
     Food Service/Retail/
      Rental...............  14,334,000      14.8%        25,782,200       18.5%
     Other.................  10,267,000      10.5%        19,836,100       14.2%
                            -----------                 ------------
   Total Resort Revenues... $97,048,000     100.0%      $139,341,000      100.0%
                            ===========                 ============

  The Company expects that non-lift ticket sales will continue to increase as a percentage of Resort Revenue as a result of the ongoing expansion of the activities and services provided by the Company. Management believes that the combination of premium pricing commanded by its resorts and the breadth of revenue-generating services provided by the Company has resulted in the Company achieving one of the highest Resort Revenues per skier day in the industry. Management believes that the Company currently captures less than 20% of the total vacation expenditures of an average destination guest at its resorts. The Company's business strategy is not only to increase skier days but also to increase Resort Revenue per skier day by capturing a higher percentage of the total spending by its year-round destination and day guests through continuing to expand the range and enhance the quality of activities and services offered by the Company. See "Business--Growth Initiatives."

  Lift Ticket Sales. The Company's favorable demographics and world class resort facilities enable the Company to achieve premium ticket pricing. The Company's lead ticket price, which for the 1995-96 ski season was $48 a day, is among the highest in the industry. To maximize skier volume during non-peak periods and attract certain segments of the market, the Company also offers a wide variety of incentive ticket programs, including season passes, student rates, group discounts and senior discounts. Depending upon anticipated levels of skier demand at various times throughout the ski season, the Company sells lift tickets at reduced prices. The Company engages in sophisticated yield management analysis to maximize its effective ticket price (total lift ticket revenue per skier day). The Company's effective ticket price for the 1995-96 ski season was $31.13, which was also among the highest in the industry. Over the past ten years, the Company has been able to increase its effective ticket price at an average of 4.1% per year.

  Ski School. The Company believes that the Vail/Beaver Creek Ski School(TM) is the largest (1,288 instructors), most profitable ski school in the world and has a higher guest participation rate than any other ski school in the world. The Vail/Beaver Creek Ski School has achieved revenue growth of 53% since 1991. Future growth is expected to stem in part from the significant growth in the sport of snowboarding, for which the ski school has qualified instructors, and technological advances currently taking place in alpine skiing equipment.

  The success of the ski school comes from (i) personalizing and enhancing the guest vacation experience, (ii) creating new teaching and learning systems (many of which have historically been purchased from the Company by the Professional Ski Instructors of America and adopted as the standard for the industry), (iii) introducing innovative teaching methods for children, including separate children's centers, mountain-wide attractions, themed entertainment and teaching systems geared toward specific age groups, and (iv) continually creating new techniques to react to technological advances in ski/snowboard equipment.

  Another differentiating characteristic of the Vail/Beaver Creek Ski School is its commitment to instructor training procedures and customer service. In addition to ski technique, instructors are trained to match teaching methodologies to individual learning styles. Each instructor is trained in sports psychology and the latest sports performance enhancement techniques. Customer service is continually reviewed and improved as the result of feedback from customers. The Company has adopted a pay incentive program to reward instructors based on guest satisfaction and repeat students.

  Food Service. Food service is a key component in providing a satisfying guest experience and has been an important source of revenue growth for the Company. The Company believes that by owning and operating both on-mountain and base area restaurants, it can better ensure the quality of products and services offered to its guests, as well as capture a greater percentage of the guest's vacation expenditures. The strategies with respect to its food service operations include (i) focusing growth in venues which allow for food service throughout the day and throughout the year, including breakfast, lunch, apres-ski, dinner, evening entertainment, group functions and summer/non-ski season operations, (ii) creating unique themed environments to maximize guest enjoyment and revenue opportunities, (iii) further expanding on-mountain seating, (iv) offering affordable family lunchtime and evening dining and entertainment, (v) continuing to create additional private clubs and restaurants which are financed through memberships and the sale of related real estate and (vi) continuing affiliations with institutions such as Johnson and Wales, one of the largest culinary and restaurant management schools in the world. The large number of food service facilities operated by the Company allows it to improve margins through large quantity purchasing agreements and sponsorship relationships.

  The Company's restaurant operations range from full service sit-down restaurants to trailside express food outlets and offer a wide variety of cuisine. The Company currently has indoor seating capacity on Vail Mountain of 3,136 (which will be increased to 3,717 for the 1996-97 ski season). On Beaver Creek Mountain the Company currently has 1,449 indoor seats. Current plans include the creation of new themed food venues on Vail Mountain and in Beaver Creek Resort, Bachelor Gulch Village and Arrowhead Village. The Company's current restaurant facilities are as follows:

VAIL MOUNTAIN
                          INDOOR OUTDOOR
RESTAURANT                SEATS   SEATS
- ----------                ------ -------
Two Elk Restaurant(TM)..    720     528
The Terrace(TM).........    290     512
Look Ma(TM).............    450       0
Cook Shack(TM)..........    210      48
Eagle's Nest Cafeteria..    475       0
The Wine Stube(TM)......     80      25
Trail's End.............    200     120
Wildwood Restaurant.....    150       0
Wildwood Pavillion......    165     176
Game Creek Club(TM).....    191      76
Black Forest............     80      96
Salsa's.................      0      96
Camp One................     75      40
Wok and Roll............      0      96
Buffalo's One...........      0      96
Buffalo's Two...........     50       0
Dog Haus................      0      96
                          -----   -----
Total...................  3,136   2,005
                          =====   =====

BEAVER CREEK MOUNTAIN
                         INDOOR OUTDOOR
RESTAURANT               SEATS   SEATS
- ----------               ------ -------
Spruce Saddle
 Restaurant(TM).........   712    360
Rafters(TM).............   136      0
Kid's Corral............   150      0
Beano's Cabin(TM).......   144      0
Saddleridge.............   132      0
Broken Arrow Cafe(TM)...   100     50
Red Tail Camp(TM).......    20    250
Taters(TM)..............     0     40
Mrs. Fields.............    20      0
Anderson Cabin(TM)......    20      0
Arrowhead Yurt..........    15     20
                         -----    ---
Total................... 1,449    720
                         =====    ===

  Over the next 24 months, the Company intends to open a number of new food service facilities, each of which will be themed and provide apres-ski, nighttime and off-season dining. These facilities are as follows:

                         INDOOR OUTDOOR
RESTAURANT               SEATS   SEATS    LOCATION              DESCRIPTION
- ----------               ------ -------   --------              -----------
Vail Mountain
 Eagle's Nest Bar*......   80     300   Eagle's Nest Mountain top setting with excep-
                                                     tional views; accessed by Vail's
                                                     new high speed gondola; serving
                                                     drinks and finger foods; open for
                                                     lunch, dinner, apres-ski and eve-
                                                     ning entertainment.
 Eagle's Nest Pizze-      170       0   Eagle's Nest Mountain top setting with excep-
  ria*..................                             tional views; accessed by Vail's
                                                     new high speed gondola; seating
                                                     in old gondola cars amid vintage
                                                     ski equipment; serving pizza;
                                                     open for lunch, dinner, apres-
                                                     ski.
 Bistro Fourteener*.....  215     176   Golden Peak  Slope-side northern Italian din-
                                                     ing featuring a display kitchen
                                                     and themed on Colorado peaks over
                                                     14,000 feet in elevation; located
                                                     within easy walking distance of
                                                     Vail Village; open year-round for
                                                     breakfast, lunch, dinner, apres-
                                                     ski.

 Wreck Room*............ 116   0 Golden Peak        Located on the lower level of the
                                                    Golden Peak base lodge; designed
                                                    to accommodate children and ski
                                                    groups; offering casual dining in
                                                    a relaxed setting; open for
                                                    breakfast, lunch, dinner and
                                                    apres-ski.
 Game Creek Club*....... 191  76 Game Creek Bowl    Set amid Vail's Game Creek Bowl,
                                                    this nighttime adventure restau-
                                                    rant is accessed by sleigh or
                                                    snowcat from a pick-up point at
                                                    the top of Vail's new gondola.
                                                    Already open for lunch, this fa-
                                                    cility will now also be open for
                                                    dinner and special events.
Beaver Creek Mountain
 One Beaver Creek**..... --  --  Base of Centennial Slope-side dining with signifi-
                                 Lift               cant outdoor seating located ad-
                                                    jacent to large retail plaza,
                                                    Beaver Creek Village and the
                                                    Hyatt hotel; open for breakfast,
                                                    lunch, dinner and apres-ski.
 Village Center**....... --  --  Beaver Creek       Located adjacent to the ice rink
                                 Village            and Beaver Creek performing arts
                                                    center; open for breakfast,
                                                    lunch, dinner, apres-ski.

- --------
 * New for 1996-97 ski season
** New for 1997-98 ski season. Seating to be determined.


  Retail/Commercial Leasing Operations. The Company's retail and rental operations have historically provided an important source of non-lift ticket revenue. The Company's retail division operates all on-mountain locations and selected base area locations. Over the last six months, the Company has taken several steps to significantly expand the scope of its retail and rental operations in order to maximize Resort Revenue and Resort Cash Flow derived from these activities. In connection with this expansion, the Company recently added two experienced retail industry executives to its management team who will focus on upgrading the tenant mix at the Company's leased locations, including the addition of new restaurant and retailing concepts, and improving the merchandise mix at retail venues operated by the Company.

  The Company owns significant on-mountain and base area restaurant, retail and commercial space at both Vail Mountain and Beaver Creek Mountain. The Company operates all on-mountain space and leases a portion of its base area space to third parties. The strategy of the Company's leasing operation is to secure the commercial locations adjacent to its resorts for retail, restaurant and entertainment venues and carefully select the appropriate tenant mix for these locations to provide a high quality and diverse selection of retailers and restauranteurs. The Company anticipates a significant expansion in its owned commercial space over the next two years. The Company's commercial space in Beaver Creek Village, in particular, will be expanded significantly over the next few years. Upon the completion of One Beaver Creek and Beaver Creek Village Center, the Company's leasable restaurant and retail space will increase from 49,900 square feet to 80,400 square feet. These projects will also include the creation of a "Rockefeller Center" style year-round ice skating rink and a 518 seat performing arts theater in the center of Beaver Creek Village which management believes, in combination with the additional square footage, will bring the entire village to the critical mass necessary to serve as a new destination for "shopping" in the Vail Valley. The Company currently owns 36,600 square feet of retail and restaurant space at the base of Vail Mountain and has 23,000 square feet of additional such space under construction and expected to be completed prior to the 1996-97 ski season. The numbers set forth above exclude the Company's on-mountain retail, restaurant and commercial space. See "Business--Growth Initiatives."

  The Company's on-mountain retail locations offer ski accessories (i.e., hats, gloves, sunglasses, goggles, warmers), snack food and selected logo merchandise, all in locations which are conveniently located for skiers. Off-mountain, the Company operates both ski equipment rental and retail locations. The Company's retail operations typically feature Company or resort-related logo merchandise and products of the Company's sponsors and partners. The Company's rental operations offer a wide variety of ski and snowboard equipment for daily and weekly use. The Company intends to utilize certain locations within the Company's newly created leasable space as new retail, rental or restaurant operations, while continuing to maintain a significant presence of third party tenants.

  Hospitality. The Company's hospitality operations are designed to offer the Company's guests a full complement of quality services and to provide the Company with additional sources of revenue and profitability. These operations include reservations, property management, hotel ownership and management, club management and brokerage operations.

  The Company's reservation center provides the Company's guests information and access to the full complement of the resorts' services and activities. The center handles over 90,000 calls per year, with all of the Company's marketing efforts funneling calls through its own reservation staff. The center is capable of booking and selling airline and ground transportation, lodging, lift tickets, ski school and most other Vail Valley activities, earning commissions on each third party sale.

  The Company's property management operation seeks to utilize the Company's hospitality expertise through the first class management of lodging properties owned by both the Company and third parties. The Company currently manages 11 properties, including hotels, timeshare projects, and condominiums. The Company believes that its substantial historical investment in this operation will allow for growth at attractive margins as new properties are brought under management. One source of new properties for this operation will be the continued development of the Company's real estate throughout the Vail Valley. In certain situations, such as the Pines Lodge in Beaver Creek Resort (a 60 room luxury hotel), the Company will purchase properties whose financial performance can be improved through the Company's property management operation.

  The Company is also active in the creation and management of private membership clubs, which allows the Company to provide high-end services and amenities to its upper income guests, and evening dining options and other services and activities to its overall guest population. The Company's current clubs include (i) the Beaver Creek Club, which offers members luncheon privileges at Beano's Cabin (which is open to the general public for dinner) and certain golf, tennis and skiing amenities, (ii) Game Creek Club, which offers members luncheon privileges and will be open to the general public for dinner commencing with the 1996-1997 ski season, and (iii) the Passport Clubhouse at Golden Peak(TM), which, when completed, will provide members with a reserved parking space, concierge services, a private dining facility and locker and club facilities at the base of Vail Mountain. In addition to using membership sales to defray and in some cases entirely pay for the cost of construction, the Company earns management fees for overseeing club operations. The Company intends to create selected additional clubs over the next five years, including the Arrowhead Alpine Club at Arrowhead Village and a mountain club to be located in Bachelor Gulch Village similar to Beano's Cabin. These clubs allow the Company to add to its restaurant operations and related skier service and retail operations, at a relatively modest capital cost.

  The Company's real estate brokerage operations are conducted through a joint venture in which the Company has a 50% interest. The joint venture was created in June 1994 to facilitate the merger of the Company's brokerage operations, Vail Associates Real Estate, Inc., with the brokerage operations of Slifer, Smith and Frampton, which combined the two largest brokerage operations in the Vail Valley. The joint venture has a large share of both first time developer sales and resales throughout the Vail Valley, creating both a significant source of profitability and a valuable source of information in planning and marketing the Company's real estate projects. The joint venture will continue to benefit from its position as the preferred provider of brokerage services to all of the Company's future development projects. In addition to profit distributions from the joint venture, the Company will directly receive certain override payments on all brokerage revenue from sales of its own property.

  Licensing, Sponsorship and Special Events. An important part of the Company's business strategy is to leverage its brand name by (i) entering into sponsorship relationships and partnerships with world-class business partners,
(ii) building its logo and licensing business and (iii) gaining national and international exposure through the hosting of special events. The Company's leading industry position coupled with the demographics of its customer base make it an attractive partner. Examples of the Company's partners include (i) FILA, which is supplying the Company's employee ski uniforms over a six-year period and has launched a line of clothing using the Vail name and logo, (ii) Chevy Trucks, which provides the Company with mountain vehicles and national marketing exposure, and (iii) Pepsi, which provides the Company with volume rebates, cash payments and substantial marketing resources including special promotions and radio and TV exposure. The Company's sponsorship arrangements typically have a three to five year term and provide benefits in the form of cash payments, expense reductions, capital improvements and/or marketing exposure. The Company has licensed the use of its trademarks to over one hundred companies for a variety of products such as apparel, sunglasses and ski equipment. While the terms of each license agreement vary, such agreements generally are for a two-year term and provide for the payment by the licensee of quarterly royalty payments ranging from 6% to 8% of the gross wholesale price of the licensed goods.

  Vail and Beaver Creek Mountains are frequently the sites of special events and promotions. In addition to hosting annual World Cup Skiing and World Cup Biking events, Vail Mountain and Beaver Creek Mountain have collectively been chosen as the site for the 1997 World Cup Skiing Finals and the 1999 World Alpine Skiing Championships, an event previously hosted by Vail in 1989, marking the first time a North American site has been selected twice. These events give the Company significant international exposure. TV viewership in Europe for World Cup Skiing and the World Alpine Skiing Championships is estimated to be in excess of 250 million viewers. These events will be organized by and co-hosted with the Vail Valley Foundation, a non-profit foundation whose mandate is to bring international sporting and cultural events to the Vail Valley. The Foundation provides significant funding, volunteers and liability assumption in conjunction with such events. The Company's facilities are also the site of numerous skiing, snowboarding and music events sponsored by corporations. These events generate revenue for the Company through sponsorship fees and increased skier traffic, as well as provide national and international brand exposure through television and advertising campaigns. The Company also owns an interest in an events production company, Eclipse Television and Sports Marketing, LLC, which creates and produces made-for-TV events.

SYSTEMS AND TECHNOLOGY

 New information systems are helping the Company improve its guest communications and enhance guest service and convenience. The Company has consistently invested in new technology and is currently in the implementation phase of a comprehensive systems and technology plan which was developed in 1995 and includes: (i) bar code lift ticket scanning systems that provide more accurate tracking, control and information on all ticket and pass products;
(ii) a Direct-To-Lift access system that allows skiers to bypass the ticket window and proceed directly to the lift with a photo ID that is linked to their credit cards; (iii) a ski school reservation system that allows guests to book a specific ski instructor, enabling the Company to optimize the utilization of its 1,288 instructors; (iv) an equipment rental system that tracks guest preferences, allows for resort-wide exchanges, and incorporates state-of-the-art ski tuning technology, making it more convenient for a guest to rent ski equipment; (v) an integrated customer database that tracks information about Vail Resorts' guests which will be readily retrievable at all points of sale, providing guest history, guest preferences and spending patterns, functioning as both a source of information for "front-line" guest service systems, as well as a "back-end" tool for the Company's direct marketing and promotion activities; (vi) a resort-wide guest charging system whereby a ski pass or I.D. card can be used to charge goods or services at any of the Company's facilities, eliminating the need for cash or credit cards to make purchases; and (vii) an extensive data communications network which links all on-mountain and off-mountain sales locations back to a central data center.

  The Company intends to continue to upgrade and integrate all of its business systems (ticket sales, lift access, restaurants, retail, food service, and ski school) to provide guests with a more convenient and enjoyable resort experience.

MARKETING AND SALES

  The Company's total marketing expenses for fiscal 1995 were $8.8 million, a portion of which was reimbursed by third parties. The primary objectives of the Company's marketing efforts include (i) continuing to increase the recognition and value of the Vail and Beaver Creek trademarks, (ii) reinforcing the positioning and image of the Company's resorts in terms of quality, service, physical assets, diversity of programs and the Vail Valley lifestyle, (iii) building demand during non-peak periods and (iv) increasing overall sales through targeted marketing programs in specific state, national and international markets.

  The Company's primary marketing method is direct print media advertising in ski industry and lifestyle and general publications which are chosen to reflect the preferences of the Company's clientele. The Company is also very active in a number of programs designed to target skiers from population centers in and around the Denver metropolitan area. These marketing efforts are supplemented by a newspaper and radio promotion campaign in markets which have direct air service to Vail/Eagle County Airport. Specific campaigns are designed for the respective resorts, establishing particular brand identity for each of Vail Mountain and Beaver Creek Mountain. To complement media advertising, a public relations and media relations campaign targets over 2,500 national and international publications through mailings and some 350 individual press hostings each year.

  To supplement its traditional advertising and sales programs, the Company is increasing its emphasis on direct marketing to specific customer segments, including (i) the development of an extensive database of existing customers,
(ii) the sharing of customer lists with corporate sponsors and partners and
(iii) producing events that generate media coverage and reach demographic groups representative of the Company's customer base. International sales and marketing is targeted to 15 countries primarily through direct sales to tour wholesalers and air travel partners. The Company also conducts an international public relations campaign which enabled it to attract the forthcoming 1999 World Alpine Ski Championships and World Cup racing, and enabled it to sign Alberto Tomba, a three-time Olympic Gold Medalist, as an international spokesman.

  An important part of the Company's marketing activities is focused on attracting ski groups and corporate meeting and convention business. The Company benefits from the extensive infrastructure which exists throughout the Vail Valley (owned by both the Company and third parties), which is well suited for both small and large groups. Throughout the year, the Vail Valley is the second most popular resort conference site in Colorado. The Company typically captures a large share of the high-end professional conferences, particularly the legal, medical, computer and insurance industries. The Company can offer groups a variety of incentives to attract their business, while benefiting from the significant number of return visits from these guests. During the 1995-96 ski season, the Company's resorts hosted over 450 groups, ranging in size from 25 to 800 people.

  The Company owns and operates KVBA Television, or TV-8, which is a valley-wide, closed access cable station which broadcasts 18 hours a day, including a live segment each morning from 7:00 to 10:00 a.m. during the ski and summer seasons. The Good Morning Vail program highlights snow conditions, on-mountain grooming and the day's events as well as hosts special guests in a morning talk-show format.

  The Company also makes significant investments in market research and conducts on-site customer surveys, off-site focus groups, advertising tests, airport exit surveys, national mailback surveys and national and regional phone surveys. The Company purchases supplemental research on travel trends, leisure preferences, population demographics and international and domestic skier behavior. Management believes that marketing research enhances its development of products, services and new business lines.

THE VAIL VALLEY

The Company's operations derive significant benefit from their location in the Vail Valley, an area which extends from the Town of Vail to the Town of Eagle, a distance of approximately 35 miles. The Vail Valley is comprised of several different communities and offers year-round resort living in a beautiful natural mountain setting. In addition to the facilities owned and operated by the Company, the Vail Valley is home to numerous hotels, shops, restaurants, golf courses and other facilities which cater to destination travelers and homeowners. While skiing remains the primary attraction, the non-winter seasons in the Vail Valley offer a host of activities, including golf (with eight courses, one of which is currently under construction, by such designers as Jack Nicklaus, Robert Trent Jones, Jr., Hale Irwin, Tom Weiskopf and Tom Fazio), tennis, extensive arts and cultural activities (including The Betty Ford Alpine Gardens, the Bravo! Colorado music festival and the Bolshoi Ballet Academy), numerous music festivals and shows, mountain biking, fishing, rafting, and hiking. The Company believes that, with two-thirds of Colorado's total tourism business occurring during the summer, the many facilities and attractions located in the Vail Valley provide additional guests to the Company's resorts throughout the year.

  To help increase tourism to the Vail Valley during the months of May through October, the Company jointly funds programs with the towns of Vail and Avon, the Beaver Creek Resort Company, the Vail Valley Tourism and Convention Bureau and many of the local lodging properties and activity vendors. Total spending in the towns of Vail and Avon and at Beaver Creek Resort during the months of May through October has increased by more than 75% since 1989. Summer tourism has become so popular that July Fourth and Labor Day now exceed Christmas and Presidents' Day as the busiest days in the Town of Vail. The presence of year-round attractions has also resulted in a strong increase in both population and resort lodging in the Vail Valley.

  The Company derives revenue in the Vail Valley during the non-ski season by offering guests a variety of activities and services, including (i) gondola and chairlift rides, (ii) on-mountain and base area bike rentals, (iii) on-mountain lunch operations, (iv) wedding and group functions at mountain and village restaurants, (v) golf and tennis, (vi) horseback riding, fly fishing, hiking and barbecues at Piney River Ranch(TM) and (vii) shopping at the Company's retail locations. Management expects summer revenues to increase in the future due to the expansion of the Company's restaurant, retail and group event operations.

  The maintenance of the charm and natural beauty of the Vail Valley is essential to providing a world-class vacation experience and is balanced with the desire for growth in resort lodging and real estate development which promotes increases in skier days. The Company is dedicated to playing an integral role in the environmentally responsible build-out of the Vail Valley. In this regard, the Company has entered into "alliances" with the Beaver Creek Property Owners Association to "pre-zone" certain development parcels and complete the Beaver Creek Village retail core while placing a significant amount of land under conservation easements, as well as a "partnership" with the Town of Vail to forge an agreement regarding the managed growth of Vail Mountain. The success of these managed growth "partnerships," the natural attraction of mountain living, the availability of non-ski season activities and cultural offerings and the economic growth of Eagle County, Colorado, have resulted in significant increases in the Vail Valley's population and resort lodging, while preserving the Vail Valley's scenic beauty. Between 1990 and 1995, the Vail Valley's population increased by 28% or seven times the national average. During the same period, bed base in Vail Valley increased from 15,226 units to 18,298 units, a 3.7% average annual increase. This increase in bed base has resulted in increased availability of resort lodging for the Company's guests. Resort lodging is expected to continue to grow in the future, reflecting the strong real estate market in the Vail Valley and extensive development of new properties.

REAL ESTATE

  The Company benefits from its extensive holdings of real property throughout the Vail Valley and from the activities of VAREG, a wholly owned subsidiary of the Company. VAREG manages the Company's real estate operations, including the planning, oversight, marketing, infrastructure improvement and development of Vail Resorts' real property holdings. In addition to substantial cash flow generated from land sales, these development activities benefit the Company's resort operations through: (i) the creation of additional resort lodging which is available to the Company's guests; (ii) the ability to control the architectural theming of its resorts; (iii) the creation of unique facilities and venues (primarily themed restaurant and retail operations) which provide the Company with the opportunity to create new sources of recurring revenue; and (iv) the expansion of the Company's property management and brokerage operations, which are the preferred providers of these services for all developments on VAREG's land. In addition to the benefits set forth above, in order to facilitate the sales and development of its real estate holdings, VAREG spends significant amounts on mountain improvements, such as ski lifts, snow making equipment and trail construction. While these mountain improvements enhance the value of the real estate being sold (for example, by providing ski-in, ski-out accessibility), they also benefit resort operations. In most cases, VAREG seeks to minimize the Company's exposure to development risks and maximize the long-term value of the Company's real property holdings by selling land to third party developers for cash payments prior to the commencement of construction, while retaining approval of all development plans as well as an interest in the developer's profit. The Company is able to secure these benefits from third-party developers as a result of the high property values and strong demand associated with property in close proximity to its mountain resort facilities.

  VAREG's principal activities include (i) the sale of single family lots to individual purchasers; (ii) the sale of certain land parcels to third party developers for condominium, townhome, cluster home and mixed use developments;
(iii) the zoning, planning and marketing of new resort communities (such as Beaver Creek Resort, Bachelor Gulch Village and Arrowhead); (iv) arranging for the construction of the necessary roads, utilities and mountain infrastructure for new resort communities; (v) the development of certain mixed use condominium projects which are integral to resort operations (such as the base facility at Golden Peak); and (vi) the purchase of selected strategic land parcels, which the Company believes can augment its existing land holdings or resort operations. The Company's current development activities are focused on
(i) the completion of its three resort communities, Beaver Creek Resort, Bachelor Gulch Village and Arrowhead; (ii) preparing for the redevelopment of the Lionshead base area and adjacent land holdings; and (iii) the long-term planning of the Company's significant real estate holdings in and around Avon and at the entrance to Beaver Creek Resort.

  In developing its real estate holdings, VAREG typically contracts to sell multi-family sites to third party developers who undertake the construction and sale of these projects. In this case, the Company typically receives an upfront cash payment and a residual interest in the profit realized by such developers. The Company also generally retains the option to purchase, at a price significantly below fair market value, any retail/commercial space created in a development. In connection with the sale of single-family lots and VAREG's development of certain mixed use condominium projects, VAREG often seeks to sell such lots or condominiums to individual purchasers in advance of significant infrastructure investments. As a result, the Company is able to forecast a large portion of its real estate revenues 12 to 18 months in advance and reduce development risk prior to making significant expenditures.

  The Company's expenses associated with its real estate operations consist primarily of: (i) selling costs, which include brokerage fees and direct marketing costs, (ii) holding costs, which include property taxes and insurance; (iii) operating expenses, which include VAREG's general and administration expense; and (iv) the amortization of the capitalized land and other costs relating to the property sold.

   The Company has been able to have a substantial portion of the infrastructure costs (primarily related to road and utility costs), in connection with certain of its developments, funded by quasi-municipal entities ("Metro Districts"). These Metro Districts raise funds through the sale of tax-free municipal bonds supported by the assessed valuation of a particular real estate development or district. The Company may guarantee bond issuances by a Metro District during the early stages of a development until the assessed valuation is sufficient to support the district's finance and other costs. A letter of credit has been issued under the Credit Facilities on behalf of the Company in the amount of $27.6 million to secure the Metro District bonds issued in connection with infrastructure costs in Bachelor Gulch Village. In addition, the Company is obligated to pay capital improvement fees to one of the Metro Districts. The Company estimates that such payments will not exceed $5.7 million, payable over the four years ending April 30, 2000.

  In addition to the costs and expenses set forth above, VAREG spends significant amounts on mountain improvements, such as ski lifts, snow making equipment and trail construction. While these mountain improvements enhance the value of the real estate being sold (for example, by providing ski-in, ski-out accessibility), they also benefit resort operations. VAREG expenses all on mountain improvements undertaken in conjunction with its real estate development activities as the related real estate is sold.

  A summary of the Company's historical real estate revenues and real estate expenses are as follows:

                                                                 SEVEN MONTHS
                                     YEAR ENDED SEPTEMBER 30,   ENDED APRIL 30,
                                     ------------------------- ----------------
                                         1994         1995           1996
                                     ------------ ------------ ----------------
   Revenues:
     Multi-family parcels..........   $ 2,473,000 $  8,906,000   $ 5,596,000
     Single family lots............    12,803,000      323,000    29,694,000
     Other.........................     6,927,000    7,297,000       389,000
                                     ------------ ------------   -----------
       Total revenues..............    22,203,000   16,526,000    35,679,000
                                     ============ ============   ===========
   Expenses:
     Selling and holding costs.....     1,900,000      613,000     2,826,000
     Operating expenses............     4,464,000    5,163,000     2,391,000
     Allocated land, infrastructure
      and other costs..............     13,977,00    9,207,000    18,001,000
     Allocated mountain improvement
      costs........................           --           --      7,022,000
                                     ------------ ------------   -----------
       Total expenses..............    20,341,000   14,983,000    30,240,000
                                     ------------ ------------   -----------
   Real estate operating income....   $ 1,862,000  $ 1,543,000   $ 5,439,000
                                     ============ ============   ===========


  The majority of the Company's undeveloped land holdings and current development activities are located in Beaver Creek Resort, Bachelor Gulch Village and Arrowhead. A summary of each of these resort communities is set forth below.

 Beaver Creek Resort

  Since its opening in 1980, Beaver Creek Resort has emerged as one of the world's premier resort communities. Beaver Creek Resort offers a wide array of shopping, dining, lodging and entertainment options in addition to being the primary access point for Beaver Creek Mountain. See "Business--Beaver Creek Mountain."

  Over the past 12 months, VAREG has completed extensive development planning to complete the Beaver Creek Resort village core. VAREG has sold the One Beaver Creek and Beaver Creek Village Center development sites to third party developers. These projects, when completed, will be adjacent to the Company's existing retail operations and will contain the majority of the Company's retail and restaurant operations in Beaver Creek Resort. For a description of these projects, see "Business--Growth Initiatives."

  In addition to the completion of the Beaver Creek Resort village core, the Company is engaged in the development of its residential property in Beaver Creek Resort. In 1994, the Company sold 30 single-family ski-in-ski-out lots (averaging approximately two acres each), in an area known as Strawberry Park on Beaver Creek Mountain. All 30 lots were sold by VAREG in one day in a lottery format because demand significantly exceeded the number of lots available for purchase. Gross proceeds of this sale were approximately $31 million, or an average of over $1.0 million per lot.

  The Company's remaining land holdings in Beaver Creek Resort consist of a limited number of single- family lots as well as zoned multi-family sites (requiring limited additional infrastructure expenditures) expected to contain over 350 multi-family units. These sites are located primarily at the entrances to Beaver Creek Resort. The Company expects to sell these remaining land holdings over the next five years.

 Bachelor Gulch Village

  The Bachelor Gulch Village development, which will be the newest village on Beaver Creek Mountain, is comprised of 1,410 acres of Company-owned land located in a valley between Arrowhead and Beaver Creek Resort. A private residential resort community set in a natural ski mountain environment, Bachelor Gulch Village will combine a skiing gateway to Beaver Creek Mountain, an intimate mountain village and private, upscale real estate enclaves with ski-in, ski-out access to a substantial portion of the homesites and architecture modeled after the grand lodges of the U.S. National Parks. In addition, plans for Bachelor Gulf Village incorporate 67,880 square feet of retail, restaurant and commercial space. Commencing with the 1996-97 ski season, Bachelor Gulch Village will feature a high-speed quad chairlift and approximately 150 acres of mostly intermediate ski terrain contiguous with Beaver Creek Mountain.

  The Company is currently completing its master plan for the development of 742 dwelling units in Bachelor Gulch Village. Infrastructure development commenced in 1994 and is expected to be substantially complete in 1998. A significant portion of the infrastructure costs have already been incurred or will be incurred in the summer of 1996, including the majority of the mountain improvements. A substantial portion of these costs have been financed by a Metro District bond issue as described above.

  During the summer of 1995 and the winter of 1996, 67 single-family lots (averaging approximately two acres per lot) were contracted for by purchasers at prices aggregating $49 million (an average of $731,000 per lot). All 67 lots were sold in a lottery format because demand significantly exceeded the number of lots available for purchase. Closings of these sales are anticipated to occur in November and December of 1996. During the summer of 1996, the Company intends to offer for sale additional single-family lots, multi-family development parcels and cluster homesites.

  The Company's current unsold inventory in Bachelor Gulch Village consists of 45 single-family lots, 49 cluster homesites, development parcels zoned for 581 condominium, timeshare and lodge units and all of the restaurant, retail and commercial space. The Company expects to complete the sale of these parcels over the next five to ten years.

 Arrowhead

  Arrowhead, known as "Vail's Private Address," is comprised of over 1,500 acres of Company-owned land and is recognized for its country club approach to residential and resort amenities. Home of the Country Club of the Rockies, a private golf club designed by Jack Nicklaus, Arrowhead features swimming, clay tennis courts, hiking, mountain biking, private fly-fishing on the Eagle River and privacy gates that assure controlled access 24 hours a day. Arrowhead contains the westernmost access point to Beaver Creek Mountain.

  The Company's current development activities are focused on the development of Arrowhead Village, a 218 unit staged development centered around an alpine club. The proposed Arrowhead Alpine Club is expected to serve as the social, as well as athletic, activity center of Arrowhead. The Arrowhead Alpine Club is expected to be a 69,000 square foot facility consisting of 31,000 square feet of condominium space and 38,000 square feet of spa and athletic training space, skier facilities and restaurant and retail operations. The Company's plans to build the Arrowhead Alpine Club are contingent upon the pre-sale of a sufficient number of condominiums and Arrowhead Alpine Club memberships. The Company is currently marketing both condominiums and Alpine Club memberships.

  In Arrowhead Village, developers have commenced construction of 44 multi-family units on land purchased from the Company. In addition, multi-family parcels containing 43 additional units have been committed to by developers and construction is expected to begin shortly. In addition to the remaining multi-family parcels in Arrowhead Village, the Company has extensive land holdings in Arrowhead, including land zoned for 25 single-family homesites and 25 cluster homesites and land for 150 multi-family units which are planned but not yet zoned.

  In addition to the Company's extensive land holdings contained in the resort communities discussed above, the Company has substantial land holdings in Lionshead (located in the Town of Vail), Avon (located at the base of Beaver Creek Mountain) and elsewhere throughout the Vail Valley.

 Real Estate Contracts

  As of June   , 1996 the Company had entered into Real Estate Contracts with respect to the sale of real estate and related amenities for gross proceeds of approximately $101.7 million as set forth in the chart below.

The Company estimates that subsequent to June , 1996, it will incur additional selling, holding and infrastructure costs of $28.9 million in connection with the sale of the properties subject to the Real Estate Contracts. As discussed under "Certain Transactions," the Company intends to make the Distribution of $55 million following the receipt of proceeds from the closings of sales under the Real Estate Contracts. As a result, assuming all the sales under the Real Estate Contracts are closed, after taking into account the additional expenses to be incurred by the Company to complete the projects and the Distribution, the Company will realize net pre-tax cash proceeds of $17.8 million from the Real Estate Contracts. In addition, the Company expects that subsequent to June , 1996 it will make mountain improvements of $18.1 million (a portion of which will be completed in connection with the sale of the properties subject to the Real Estate Contracts). These improvements will consist primarily of a high speed quad chairlift, base area improvements and snowmaking in Arrowhead and will benefit the properties subject to the Real Estate Contracts as well as the Company's remaining real estate holdings in Bachelor Gulch Village and Arrowhead. See "Certain Transactions."

                                  AMOUNTS RECEIVABLE
                                        UNDER
                                     REAL ESTATE
                                      CONTRACTS
 PROJECT                            (IN MILLIONS)          DESCRIPTION
 -------                          ------------------       -----------
 Beaver Creek Resort
  Strawberry Park...............        $  2.4       Single family lots
  Village Center................           7.3       Four multi-family sites
                                                      and related parking
  Village Center Parking........           2.9       Private parking spaces
                                                     Residual developer
  Elkhorn Lodge.................           2.9       interest
                                                     Residual developer
  Aspen's Townhomes ............           0.8       interest
  One Beaver Creek .............           2.5       Deferred purchase price
                                        ------
    Subtotal....................          18.8
                                        ------
 Bachelor Gulch Village
  Eastern Ridge.................          49.0       Single family lots
                                        ------
 Arrowhead
  Cresta........................           3.6       Cluster homes
  Filing 18.....................           1.5       Townhomes
  The Springs II................           0.5       Townhomes
  Village Townhomes Phase II....           0.9       Townhomes
  Village Lodge Phase II........           2.2       Multi-family
  Pinons II.....................           1.0       Townhomes
                                        ------
    Subtotal....................           9.7
                                        ------
 Other
                                                     Mixed use condominium
  Golden Peak Condominiums......          24.2       project
                                        ------
  Total.........................        $101.7
                                        ======

COMPETITION

  The ski industry is highly competitive. The Company competes with mountain resort areas in the United States, Canada and Europe for destination guests and with numerous ski areas in Colorado for day skiers. The Company also competes with other worldwide recreation resorts, including warm weather resorts, for the vacation guest. The Company's major U.S. competitors include the Utah ski areas, the Lake Tahoe ski areas in California and Nevada, the New England ski areas and the major Colorado areas including the Summit County resorts, Telluride, Steamboat Springs, Winter Park and the Aspen resorts. The competitive position of the Company's ski areas is dependent upon many diverse factors such as proximity to population centers, availability and cost of transportation to the areas, including direct flight availability by major airlines, pricing, snowmaking facilities, type and quality of skiing offered, duration of the ski season, prevailing weather conditions, the number, quality and price of related services and lodging facilities, and the reputation of the areas. In addition to competition with other mountain and warm weather resorts for the vacation guest, the Company also faces competition for day skiers from varied alternative leisure activities, such as attendance at movies, golf or professional sporting events and participation in alternative indoor and outdoor recreational activities. Based upon a review of these factors, management believes that the Company is in a strong competitive position.

REGULATION AND LEGISLATION

  The Company has been granted the right to use 12,590 acres of federal land adjacent to the Town of Vail and 2,775 acres of federal land adjacent to its Beaver Creek property as the site for most of its ski lifts and trails and related activities under the terms of permits with the United States Forest Service (the "Forest Service"). No permits are required for Arrowhead or Bachelor Gulch Village since the Arrowhead and Bachelor Gulch Village land is owned by the Company.

  The permits originally granted to the Company or its subsidiary, Beaver Creek Associates, Inc., for the Vail and Beaver Creek ski areas consisted of
(i) Term Special Use Permits which were granted for 30 year terms, but are terminable upon 30 days written notice by the Forest Service if it determines that the public interest requires such termination and (ii) Special Use Permits which are terminable at will by the Forest Service. In November 1986, a new law was enacted providing that Term Special Use Permits and Special Use Permits may be combined into a unified single term special use permit which can be issued for up to 40 years. On December 23, 1991, the Company exercised its statutory right to convert its dual permits for the Vail ski area into a unified permit covering 12,590 acres. The Vail permit expires on October 1, 2031, but can be terminated by the Forest Service if required to promote the public interest. While the Vail permit covers Category III, the Company is currently awaiting approval to begin construction in the area. The Beaver Creek property is covered by a Term Special Use Permit covering 80 acres and a Special Use Permit covering the remaining 2,695 acres. These permits will expire in 2006 but are terminable by the Forest Service at its discretion. In December 1992, the Company exercised its statutory right to convert its dual permits for the Beaver Creek ski area into a unified permit for the maximum period of 40 years and is currently in the process of negotiating the final terms of the unified permit. The Forest Service has informed the Company that the Beaver Creek unified permit has been approved pending the resolution of one issue as to whether a restaurant/overnight accommodation facility located on Company-owned land should be included in calculating fees payable to the Forest Service under the Beaver Creek unified permit upon issuance. No assurance can be given that the Beaver Creek unified permit will be granted for the entire 40-year period. To the Company's knowledge, no recreational Special Use Permit or Term Special Use Permit for any major ski resort has ever been terminated by the Forest Service.

  The Forest Service has the right to review and comment on the location, design and construction of improvements in the permit area and on many operational matters. Under the permits, the Company is required to pay a graduated fee to the Forest Service, which ranges from one to approximately five percent of gross receipts, with the rate rising with increased gross receipts and varying according to the dollar amount of gross fixed assets and the type of sales items. Included in the gross receipts calculations are sales or proceeds from, among other things, food, beverages, rental equipment and lift tickets, ski school lessons and merchandise.

  The Company believes that its relations with the Forest Service are good and, during the last two years, the Company has received awards and recognition from the Forest Service including the "National Forest Partner Award" for outstanding outdoor education programs and the Beaver Creek Nature Center, the "National Service Award" for implementing universal access, selection as a Forest Service "Accessible Trails Demonstration Project" and designation as the Forest Service's first "Role Model for Socially Responsible Programs."

EMPLOYEES

  The Company currently employs approximately 800 year-round and 3,500 seasonal employees. None of the Company's employees is represented by a labor union, and the Company considers its employee relations to be good.

LEGAL PROCEEDINGS

  The athletic nature of the Company's ski operations subjects the Company to litigation in the ordinary course of business, including claims for personal injury and wrongful death. The Company is currently defending five such lawsuits, all of which are covered by extensive liability insurance subject to applicable self-insured retentions. The Company defends such claims under the Colorado Ski Safety Act (the "Act"), a comprehensive assumption-of-risk statute. The Act delineates the responsibilities of both ski area operators and skiers. As long as the ski area operator complies with the Act's mandates, which consist of markings in relation to ski lifts and man made obstructions, signage in relation to closed areas and ski trails and their difficulty, designation of the ski area's boundaries, closed trails and "danger areas" and flagging and lighting certain maintenance equipment such as snowmobiles, the operator is presumed to be not negligent in accidents involving injury to one of its guests. The Act further provides that a skier injured through one of the "inherent dangers and risks of skiing," which include weather and snow conditions and collisions with man-made and natural objects and other skiers, is barred from suing the ski area.

  Other than the matters discussed in the preceding paragraph and other matters with respect to which the Company believes it is adequately insured, the Company is not currently a defendant in any material litigation and there are no material legal proceedings pending against the Company or to which any of its property is subject and, to the knowledge of management, no such proceedings have been threatened against it.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth information with respect to the directors and executive officers of the Company.

              NAME               AGE                  POSITION
              ----               ---                  --------
 Leon D. Black..................  44 Director
 Craig M. Cogut.................  42 Director
 George N. Gillett, Jr. ........  57 Director
 Stephen C. Hilbert.............  49 Director
 Robert A. Katz.................  29 Director
 Thomas H. Lee..................  51 Director
 William L. Mack................  56 Director
 Antony P. Ressler..............  35 Director
 Marc J. Rowan..................  33 Director
 John J. Ryan III...............  68 Director
 John F. Sorte..................  48 Director
 Bruce H. Spector...............  53 Director
 James S. Tisch.................  42 Director
 Andrew P. Daly.................  49 Director, President of the Company, Chief
                                      Executive Officer and President of Vail
                                      Associates
 James S. Mandel................  45 Senior Vice President, General Counsel
                                      and Secretary of the Company and Vail
                                      Associates
 Gerald E. Flynn................  45 Senior Vice President, Chief Accounting
                                      Officer and Chief Financial Officer of
                                      the Company and Vail Associates
 J. Kent Myers..................  47 Senior Vice President of Vail Associates
 Christopher P. Ryman...........  44 Senior Vice President and Chief Operating
                                      Officer of Vail Associates

  Pursuant to the Restated Certificate of Incorporation and Restated Bylaws of the Company, the Board is divided into two classes of Directors, denoted as Class 1 and Class 2, each serving one-year terms. Class 1 directors are elected by a majority vote of the holders of the Class A Common Stock and Class 2 directors are elected by a majority vote of the holders of the Common Stock. The Class 1 directors are Messrs. Black, Cogut, Gillett, Mack, Ressler, Rowan, Ryan and Spector, and the Class 2 directors are Messrs. Hilbert, Lee, Sorte and Tisch. Messrs. Daly and Katz were appointed to the Board on June 3, 1996 but have not yet been designated as Class 1 or Class 2 directors.

  Leon D. Black is one of the founding principals of Apollo Advisors, L.P., which was established in August 1990 ("Apollo Advisors"), and which, together with an affiliate, acts as managing general partner of Apollo Investment Fund, L.P., AIF II, L.P. and Apollo Investment Fund III, L.P., private securities investment funds, of Apollo Real Estate Advisors, L.P. ("AREA") which, together with an affiliate, acts as managing general partner of the Apollo real estate investment funds and of Lion Advisors, L.P. ("Lion Advisors"), which acts as financial advisor to and representative for certain institutional investors with respect to securities investments. Prior to 1990, Mr. Black was employed by Drexel Burnham Lambert Incorporated. Mr. Black is also a director of Big Flower Press, Inc., Culligan Water Technologies, Inc., Furniture Brands International, Inc., Samsonite Corporation and Telemundo Group, Inc. Mr. Black was appointed a director of the Company in October 1992. Mr. Black is Mr. Ressler's brother-in-law.

  Craig M. Cogut is currently a private investor. Prior thereto he was one of the founding principals of Apollo Advisors and of Lion Advisors. Prior to 1990, Mr. Cogut was a consultant and legal advisor, principally to Drexel Burnham Lambert Incorporated and associated entities. Mr. Cogut is also a director of Envirotest Systems, Inc. and Salant Corporation. Mr. Cogut was appointed a director of the Company in October 1992.

  George N. Gillett, Jr., was, prior to October 8, 1992, Chairman and sole director and shareholder of the Company. From October 8, 1992 until the consummation of the Offerings, Mr. Gillett was Chairman, Chief Executive Officer and President of the Company and has been a director since its inception. Following completion of the Offerings, Mr. Gillett will continue solely as a director of the Company. Mr. Gillett filed a petition of voluntary bankruptcy under Chapter 7 with the United States Bankruptcy Court on August 13, 1992 and was discharged from bankruptcy on July 27, 1993.

  Stephen C. Hilbert was appointed a director of the Company in December 1995. Mr. Hilbert founded Conseco, Inc. in 1979, and serves as its Chairman, President and Chief Executive Officer. Conseco, Inc. is a financial services holding company which owns and operates life insurance companies, provides investment management, administrative and other services to affiliates and non-affiliates for fees and acquires and restructures life insurance companies in partnership with other investors. Mr. Hilbert is a Trustee of Indiana State University and a Director of the Indiana State University Foundation. He also serves on the Board of Trustees of both the Indianapolis Parks Foundation and the U.S. Ski Team Foundation, as a Trustee of the Central Indiana Council on Aging Foundation, and as a Director of both the Indianapolis Zoo and the St. Vincent Hospital Foundation.

  Robert A. Katz is an officer of Apollo Capital Management, Inc. and Lion Capital Management, Inc., the general partners of Apollo Advisors and Lion Advisors, respectively. Mr. Katz is a limited partner of Apollo Advisors and of Lion Advisors, with which he has been associated since 1990. During 1990, Mr. Katz was an associate with Smith Barney, Harris & Upham Co. Prior to 1990, Mr. Katz was employed by Drexel Burnham Lambert Incorporated. Mr. Katz was appointed a director of the Company in June 1996. Mr. Katz is also a director of Salant Corporation and Aris Industries, Inc.

  Thomas H. Lee was appointed a director of the Company in January 1993. Mr. Lee founded the Thomas H. Lee Company in 1974 and since that time has served as its President. Mr. Lee also is Chairman and a Trustee of Thomas H. Lee Advisors I and II, L.P., the investment advisor to two public mezzanine investment funds, and is Individual General Partner of Equity Advisors, L.P., the investment advisor to Thomas H. Lee Equity Partners, L.P., which participates in equity or equity-related investments of acquired companies. From 1966 through 1974, Mr. Lee was with First National Bank of Boston where he directed the bank's high technology lending group from 1968 to 1974 and became a Vice President in 1973. Prior to 1966, Mr. Lee was a securities analyst in the institutional research department of L.F. Rothschild in New York. Mr. Lee also serves as a director of Autotote Corporation, Finlay Fine Jewelry Corporation, First Security Services Corporation, General Nutrition, Inc., Health-o-meter, Inc. and Playtex Family Products, Inc.

  William L. Mack was appointed a director of the Company in January 1993. Mr. Mack has been the President and Managing Partner of the Mack Organization, an owner and developer of and investor in office and industrial buildings and other commercial properties principally in the New York/New Jersey metropolitan area as well as throughout the United States, since 1963. Mr. Mack is a founding principal of AREA and since 1993 has provided consulting services to Apollo Real Estate Investment Fund II, L.P. Mr. Mack is a Director of Crocker Realty Trust, Inc. and First Capital Holdings Corp. He has been Director of the Urban Development Corporation for the State of New York since 1983. Mr. Mack has also been Chairman of the Board of Directors of the Jacob
K. Javits Convention Center Development Corporation of New York since 1984 and the Chairman of the Board of Directors of New York Convention Center Operating Corporation since 1988.

  Antony P. Ressler is one of the founding principals of Apollo Advisors and of Lion Advisors. Prior to 1990, Mr. Ressler was employed by Drexel Burnham Lambert Incorporated. Mr. Ressler is also a director of PRI Holdings, Inc. and United International Holdings, Inc. Mr. Ressler was appointed a director of the Company in October 1992. Mr. Ressler is Mr. Black's brother-in-law.

  Marc J. Rowan is one of the founding principals of Apollo Advisors and of Lion Advisors. Prior to 1990, Mr. Rowan was employed by Drexel Burnham Lambert Incorporated. Mr. Rowan is also a director of Culligan Water Technologies, Inc., Farley, Inc., New World Communications Group, Inc. and Samsonite Corporation. Mr. Rowan was appointed a director of the Company in October 1992.

  John J. Ryan III has been a financial advisor based in Geneva, Switzerland since 1972. Mr. Ryan is a director of Artemis S.A. and Financiere Pinault S.A., private holding companies in Paris, France and Furniture Brands International, Inc. He is Vice President and Director of Evergreen Resources Inc., a publicly held oil and gas exploration company. Mr. Ryan is President of J.J. Ryan & Sons, a closely held textile trading corporation in Greenville, South Carolina. Mr. Ryan was appointed a director of the Company in January 1995. Artemis S.A. is a significant investor in Apollo Ski Partners.

  John F. Sorte has been President of New Street Advisors L.P., a merchant bank, and of New Street Investments L.P., its broker-dealer affiliate, since he co-founded such entities in March 1994. From 1992 to March 1994, Mr. Sorte was President and Chief Executive Officer of New Street Capital Corporation, a merchant banking firm, and from 1990 to 1992, he was President and Chief Executive Officer of The Drexel Burnham Lambert Group Inc., an investment firm. Prior to 1990, Mr. Sorte was employed by Drexel Burnham Lambert Incorporated. Mr. Sorte is also a director of West Point Stevens Inc. and serves as Chairman of the Board of Directors of The New York Media Group, Inc. Mr. Sorte was appointed a director of the Company in January 1993.

  Bruce H. Spector has been a consultant to Apollo Advisors since 1992 and since 1995 has been a principal in Apollo Advisors II, L.P., an affiliate of Apollo Advisors which acts as general partner of Apollo Investment Fund III, L.P. Prior to October 1992, Mr. Spector, a reorganization attorney, was a member of the Los Angeles law firm of Stutman Triester and Glatt. Mr. Spector is also a director of Telemundo Group, Inc. and United International Holdings, Inc. Mr. Spector was appointed a director of the Company in January 1995.

  James S. Tisch is President and Chief Operating Officer of Loews Corporation. He has been with Loews Corporation since 1977. Prior to that he was with CNA Financial Corporation. Mr. Tisch is Chairman of the Board of Directors of Diamond Offshore Drilling, Inc., a member of the Board of Directors of Champion International Corporation, CNA Financial Corporation, and Loews Corporation. He is also Chairman of the Federation Employment and Guidance Service, a member of the Board of Directors of UJA-Federation of New York, and a Trustee of The Mount Sinai Medical Center. Mr. Tisch was appointed a director of the Company in January 1995.

  Andrew P. Daly was appointed a director of the Company in June 1996. Mr. Daly became President of Vail Associates in 1992 and President of the Company in 1995. He joined Vail Associates in 1989 as Executive Vice President and President of Beaver Creek Resort. Prior to joining Vail Associates, Mr. Daly owned and was President of Lake Eldora Ski Corporation, which operated the Lake Eldora Mountain Resort ski area. From 1982 to 1987, Mr. Daly was Chief Executive Officer of Copper Mountain Resort, where he held several positions from 1972 to 1982.

  James S. Mandel joined the Company and Vail Associates in 1994 as Senior Vice President and General Counsel of both the Company and Vail Associates, and was named Secretary of Vail Associates in 1994 and of the Company in 1995. From 1978, until joining the Company, Mr. Mandel was a partner with Brownstein, Hyatt, Farber and Strickland, a Denver law firm, and specialized in real estate development and corporate finance.

  Gerald E. Flynn became Senior Vice President and Chief Financial Officer of Vail Associates in 1992, and Senior Vice President and Chief Financial Officer of the Company in 1995. Mr. Flynn joined Vail Associates in 1981 as Manager of Tax and Joint Venture Planning before being promoted to Director of Corporate Planning in 1983. Mr. Flynn was promoted to Treasurer in 1984 and to Vice President of Finance in 1986. Prior to joining

Vail Associates, Mr. Flynn was a senior tax accountant for the Denver office of Deloitte, Haskins & Sells from 1977 to 1981.

  J. Kent Myers became Senior Vice President of Vail Associates in 1995. Prior to that, he served as Chief Operating Officer of Beaver Creek Resort from 1992 to 1995, and as Vice President of Marketing for Vail Associates from 1988 to 1992. From 1981 to 1988, Mr. Myers was Vice President of Marketing for Steamboat Ski Corporation.

  Christopher P. Ryman became Chief Operating Officer and Senior Vice President of Vail Associates in 1995. From 1992 to 1995, he was Senior Vice President of Mountain Operations. Mr. Ryman was managing director of the Vail and Beaver Creek Ski Schools from 1986 to 1992, served in management positions at the Beaver Creek Ski School from 1980 to 1985 and was involved in ski school operations from 1978 to 1980. Prior to joining Vail Associates in 1978, Mr. Ryman held positions at the Mt. Hood, Snowbird and Alta ski resorts.

BOARD OF DIRECTORS AND COMMITTEES

  Messrs. Black, Katz, Ressler, Rowan and Spector are associated with Apollo Advisors, an affiliate of Apollo Ski Partners, L.P. Apollo Ski Partners is organized principally for the purpose of holding capital stock of the Company. See "Principal and Selling Stockholders" regarding the shares of Company stock held by Apollo Ski Partners.

  Prior to the consummation of the Offerings, the Board of Directors will establish an Executive Committee, an Audit Committee and a Compensation Committee.

  The Executive Committee has all powers and rights necessary to exercise the full authority of the Board of Directors in the management of the business and affairs of the Company when necessary in between meetings of the Board of
Directors. The members of the Executive Committee are [   ].

  The Audit Committee is primarily concerned with the effectiveness of the Company's accounting policies and practices, financial reporting and internal controls. The Audit Committee is authorized to (i) make recommendations to the Board of Directors regarding the engagement of the Company's independent accountants, (ii) review the plan, scope and results of the annual audit, the independent accountants' letter of comments and management's response thereto, and the scope of any non-audit services which may be performed by the independent accountants, (iii) manage the Company's policies and procedures with respect to internal accounting and financial controls, and (iv) review any changes in accounting policy. The members of the Audit Committee are
[   ].

  The Compensation Committee is authorized and directed to (i) review and approve the compensation and benefits of the executive officers, (ii) to review and approve the annual salary plans, (iii) to review management organization and development, (iv) review and advise management regarding the benefits, including bonuses, and other terms and conditions of employment of other employees and (v) administer any stock option plans which may be adopted and the granting of options under such plans. The members of the Compensation
Committee are Messrs. [      ].

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Prior to the Offerings, there was no Compensation Committee of the Board of Directors. During fiscal 1995, executive compensation decisions were made by the entire Board of Directors.

COMPENSATION OF DIRECTORS

  All directors' fees will be determined by the Board of Directors of the Company. As of the date of this Prospectus, the Company had paid no fees to its directors, and the Company currently does not intend to pay directors' fees.

EXECUTIVE COMPENSATION

  The following table shows all the cash compensation paid or to be paid by the Company or any of its subsidiaries, as well as certain other compensation paid or accrued, during the years ended September 30, 1995 and 1994 and the period from January 1, 1993 through September 30, 1993 to the Chief Executive Officer and the four highest paid executive officers of the Company whose compensation was at least $100,000 for the year ended September 30, 1995 in all capacities in which they served:

                          SUMMARY COMPENSATION TABLE

                           ANNUAL COMPENSATION      LONG-TERM COMPENSATION
                          ---------------------- -------------------------------
                                                                 AWARDS            PAYOUTS
                                                            -------------------- ------------
                                                 RESTRICTED
                           SALARY   OTHER ANNUAL   STOCK                  LTIP    ALL OTHER
     NAME, PRINCIPAL      AND BONUS COMPENSATION  AWARD(S)  OPTIONS/    PAYMENTS COMPENSATION
  POSITION, AND PERIOD       ($)       ($)(1)       ($)       SAR        ($)(2)     ($)(3)
  --------------------    --------- ------------ ---------- --------    -------- ------------
George N. Gillett, Jr.,
 Former Chairman and
  Chief Executive
  Officer of the Company
 Period from January 1,
  1993
  through September 30,
  1993..................  1,125,000    63,000       --          --          --    1,880,886
 1994...................  1,542,000    58,150       --          --          --      296,812
 1995...................  1,515,100   116,000       --          --          --          --
Andrew P. Daly,
 Chief Executive Officer
  and President of Vail
  Associates, President
  of the Company
 Period from January 1,
  1993
  through September 30,
  1993..................    246,338    16,644       --      162,910(4)   96,942         --
 1994...................    269,907    34,835       --          --      113,883         --
 1995...................    307,538    32,322       --          --      113,883         --
J. Kent Myers,
 Senior Vice President
  of Vail Associates
 Period from January 1,
  1993
  through September 30,
  1993..................    151,610    10,229       --       89,980(4)   35,008         --
 1994...................    174,462    16,280       --          --       70,016         --
 1995...................    193,618    14,673       --          --       70,016         --
James S. Mandel,
 Senior Vice President,
  General Counsel and
  Secretary of the
  Company
 Period from January 1,
  1993
  through September 30,
  1993..................        --        --        --          --          --          --
 1994...................    174,000       --        --       89,980(5)      --          --
 1995...................    311,500     1,716       --          --          --          --
Christopher P. Ryman,
 Senior Vice President
  and Chief Operating
  Officer
 Period from January 1,
  1993
  through September 30,
  1993..................    130,000    10,229       --       89,980(4)   35,008         --
 1994...................    155,000    16,225       --          --       70,016         --
 1995...................    175,512    14,504       --          --       70,016         --

- --------
(1) Includes interest on long-term incentive plan compensation paid during the period indicated to the named executive officer.
(2) Prior to October 8, 1992, the Company and certain of its subsidiaries offered deferred compensation plans to certain key management employees in lieu of any type of pension plans, stock options or other retirement plans. As of October 8, 1992, following payments made on or around October 8, 1992, the outstanding deferred compensation balances for Mr. Daly, Mr. Myers, and Mr. Ryman were $455,532, $280,063 and $280,063, respectively. Mr. Daly's, Mr. Myers' and Mr. Ryman's outstanding deferred compensation balances after October 8, 1992 are being paid to them over a four-year period, with interest accruing on the balance at a rate of 8% per annum. As of September 30, 1995 Mr. Daly's, Mr. Myers' and Mr. Ryman's outstanding deferred compensation balances were $142,394, $87,519 and $87,519, respectively. Due to the long-term incentive characteristics of the deferred compensation plans of the Company and its subsidiaries, payout amounts pursuant to these plans have been included in this column.
(3) In connection with the sale of certain non-ski-related assets of the Company, Mr. Gillett received incentive payments of $1,880,886 on May 25, 1993 and $296,812 on September 23, 1994, each pursuant to the terms of his employment agreement.
(4) Pursuant to a stock option plan adopted by the Company, these options were issued effective as of March 31, 1993. The options vest in equal installments over a five year period and provide for an exercise price of $13.70 per share. See "Management--Stock Option Plan."
(5) Pursuant to a stock option plan adopted by the Company, these options were issued on March 21, 1994. The options vest in equal installments over a five year period and provide for an exercise price of $20.00 per share. See "Management--Stock Option Plan."

      AGGREGATE OPTION/SAR EXERCISES DURING YEAR ENDED SEPTEMBER 30, 1995
                AND OPTION/SAR VALUES AS OF SEPTEMBER 30, 1995

                                                                                   VALUE OF
                                                                  NUMBER OF      UNEXERCISED
                                                                 UNEXERCISED     IN-THE-MONEY
                                                                 OPTIONS/SARS    OPTIONS/SARS
                                                                AT FY-END (#)  AT FY-END ($)(1)
                                                                -------------- ----------------
                                   SHARES
                                ACQUIRED ON                      EXERCISABLE/    EXERCISABLE/
       NAME                     EXERCISE (#) VALUE REALIZED ($) UNEXERCISABLE   UNEXERCISABLE
       ----                     ------------ ------------------ -------------- ----------------
George N. Gillett, Jr. .......      --              $--          786,486/ --     $    /$
Andrew P. Daly................      --               --         97,746/65,164          /
J. Kent Myers.................      --               --         53,988/35,992          /
James S. Mandel...............      --               --         17,996/71,984          /
Christopher P. Ryman..........      --               --         53,988/35,992          /

- --------
(1) In-the-money option values are calculated using an assumed offering price
    of $    per share.

PENSION PLANS

  The Company has no pension plans.

EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS OF THE COMPANY

  Vail Associates is currently negotiating employment contracts with Messrs. Daly, Ryman, Myers, Flynn and James P. Thompson, the president of VAREG, which will provide for annual salaries, as well as participation in bonus, stock option and other employee benefit plans. Each agreement will be for a three-year term expiring May 31, 1999, subject to automatic renewal for successive one-year terms in the absence of notice of non-renewal by either party. Each agreement will provide that, in the event of (i) termination of the officer's employment by Vail Associates without "cause" as defined in the agreement,
(ii) termination of employment by the officer for "good reason" as defined in the agreement, or (iii) non-renewal of the agreement by Vail Associates, the officer is entitled to continue to receive his then-current annual salary for a period of 12 months following such termination or non-renewal (18 months if such termination or non-renewal occurs following a "change in control"). Each agreement will further provide that the officer may resign without good reason upon not less than 120 days' notice. Following termination of the officer's employment for any reason, the officer will be subject to a non-competition covenant for a period of one year. For purposes of the agreements, a "change in control" means the acquisition by any person or group of affiliated persons (other than Apollo Ski Partners and its affiliates) of equity securities of Vail Associates or the Company representing either a majority of the combined ordinary voting power of all outstanding voting securities of Vail Associates or the Company or a majority of the common equity interest in Vail Associates or the Company.

  The Company and Vail Associates have separate employment agreements with Mr. Mandel pursuant to which Mr. Mandel receives a current aggregate salary of $280,000 per year, as well as participation in bonus, stock option and other employee benefit plans. Mr. Mandel's employment agreements are effective until March 31, 1997, unless earlier terminated according to their terms. In the event the Company or Vail Associates terminates Mr. Mandel's employment agreements without cause, Mr. Mandel will be paid his aggregate salary and fringe benefits for a period of 12 months following the date of termination or through March 31, 1997, whichever period is longer. Payment of the severance benefits is conditioned upon Mr. Mandel's compliance with certain non-competition, confidentiality and loyalty provisions which survive the employment agreement.

  The Company and Mr. Gillett are currently negotiating the termination of Mr. Gillett's employment with the Company. Effective upon consummation of the Offerings, in connection with such termination, Mr. Gillett will resign as the Company's Chairman of the Board and will be engaged as a consultant to the Company. Pursuant to the terms of his current employment agreement, Mr. Gillett will be entitled to receive his base salary (currently $1.5 million per annum) through October 7, 1997 (or, at the Company's option, a lump-sum payment equal to the discounted present value thereof). The Company's consulting agreement with Mr. Gillett will be for a term commencing upon consummation of the Offerings and ending upon the earlier of the first anniversary of notice of termination by either party or Mr. Gillett's death or disability. The compensation for such consulting arrangement is currently being negotiated. Following expiration of the consulting period, Mr. Gillett will be subject to a one-year noncompetition covenant.

STOCK OPTION PLAN

  The Company has adopted a stock option plan pursuant to which options covering an aggregate of 1,022,755 shares of Common Stock may be issued to key employees, directors, consultants, and advisors of the Company or its subsidiaries. Options covering 896,650 shares of Common Stock have been issued to various key executives and managers of the Company. All of the options vest in equal installments over five years, with exercise prices ranging from $13.70 per share to $21.50 per share. As of April 30, 1996, 394,604 of these options were exercisable. Under certain circumstances the option plan would provide for loans by the Company to employees collateralized by such employees' vested options in the event of need.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding ownership of the Common Stock as of June 1, 1996 and immediately following the Offerings by
(i) each person or entity who owns of record or beneficially five percent or more of the Company's Common Stock, (ii) each director and named executive officer of the Company, (iii) all directors and executive officers of the Company as a group and (iv) each stockholder selling shares of Common Stock in the Offering (collectively, the "Selling Stockholders"). To the knowledge of the Company, each of such stockholders has sole voting and investment power as to the shares shown unless otherwise noted.

                                                         CLASS A
                            COMMON STOCK              COMMON STOCK           COMMON STOCK    COMMON STOCK
                         BENEFICIALLY OWNED        BENEFICIALLY OWNED         TO BE SOLD  BENEFICIALLY OWNED
                          BEFORE OFFERINGS          BEFORE OFFERINGS         IN OFFERINGS   AFTER OFFERING
                         -----------------------   -----------------------   ------------ -----------------------
  NAME AND ADDRESS OF                PERCENT OF                PERCENT OF                             PERCENT OF
    BENEFICIAL OWNER     SHARES         CLASS      SHARES         CLASS                   SHARES         CLASS
  -------------------    ---------   -----------   ---------   -----------                ---------   -----------
Apollo Ski Partners,
 L.P.(1).
 2 Manhattanville Road
 Purchase, NY 10577
Tortoise Corp. .........
 One Wall Street Court
 New York, NY 10005
George N. Gillett,
 Jr.(2) ................
 Gillett Group
  Management, Inc.
 Post Office Box 7
 Vail, CO 81658
All directors and
 officers as a group,
 15 persons(3)(2).......
                               CLASS A
                            COMMON STOCK
                         BENEFICIALLY OWNED
                           AFTER OFFERING
                         -------------------------
  NAME AND ADDRESS OF                PERCENT OF
    BENEFICIAL OWNER     SHARES         CLASS
  -------------------    ----------- -------------
Apollo Ski Partners,
 L.P.(1).
 2 Manhattanville Road
 Purchase, NY 10577
Tortoise Corp. .........
 One Wall Street Court
 New York, NY 10005
George N. Gillett,
 Jr.(2) ................
 Gillett Group
  Management, Inc.
 Post Office Box 7
 Vail, CO 81658
All directors and
 officers as a group,
 15 persons(3)(2).......

- --------
(1) Apollo Ski Partners was organized principally for the purpose of holding Common Stock and Class A Common Stock of the Company. The general partner of Apollo Ski Partners is Apollo Investment Fund, L.P., a Delaware limited partnership ("Apollo Fund") and a private securities investment fund. The managing general partner of Apollo Fund is Apollo Advisors, L.P., a Delaware limited partnership, the general partner of which is Apollo Capital Management, Inc., a Delaware corporation ("Apollo Capital"). Mr. Black, a director of the Company, and John Hannan are the directors of Apollo Capital. All officers, directors and shareholders of Apollo Capital, including Messrs. Black, Katz, Mack, Rowan and Spector disclaim any beneficial ownership of the common stock of the Company.
(2) During a three-year period after October 8, 1992, Mr. Gillett, a director and former executive officer of the Company and certain of its subsidiaries, had the ability to earn, as performance-based compensation under his employment agreement, 357,488 incentive shares of Common Stock and warrants for an additional 204,082 shares of Common Stock. In addition, on the third anniversary of October 8, 1992, Mr. Gillett earned, as performance-based compensation under his employment agreement, long-term stock options for 582,404 shares of Common Stock. As of December 20, 1995, Mr. Gillett owned 238,326 of the incentive shares of Common Stock discussed above and an additional 119,162 shares of Common Stock, which vested on October 8, 1995. In addition, as of December 20, 1995, Mr. Gillett owned all of the 204,082 warrants for shares of Common Stock and all of the 582,404 long-term stock options for shares of Common Stock as discussed above. The table above includes the 238,326 shares of Common Stock owned by Mr. Gillett, the 119,162 shares of Common Stock which vested on October 8, 1995, the 204,082 warrants for shares of Common Stock owned by Mr. Gillett and the 582,404 long-term stock options for shares of Common Stock owned by Mr. Gillett.
(3) With the exception of the shares of Common Stock owned by Mr. Gillett (see
    (2) above) and 13,000 shares of Common Stock owned by Mr. Ressler, no directors or officers of the Company directly own shares of Common Stock.

                             CERTAIN TRANSACTIONS

  The Company and its subsidiaries reorganized under Chapter 11 of the federal bankruptcy code effective October 8, 1992 (the "Reorganization") after three creditors of the Company filed an involuntary petition on February 27, 1991. Information on the Reorganization and certain transactions with affiliates arising out of or related to the Reorganization is set forth in the Company's Annual Report on Form 10-K for the year ended September 30, 1995, which is incorporated herein by reference.

  As of June 30, 1996, the Company had entered into contracts (the "Real Estate Contracts") for the sale of certain real estate and related amenities under which the Company is expected to receive approximately $101.7 million of gross proceeds. Immediately prior to the Offerings, the Company intends to declare a dividend of $55 million (the "Distribution") to all stockholders of record on the day immediately prior to the Offerings. The amount and timing of the payments under the Distribution will be based upon the amount and timing of the proceeds the Company receives under the Real Estate Contracts. The Company currently estimates payments under the Distribution will be made in December 1996 and in June 1997. Payments will be made with respect to the Distribution only to the extent the Company has received proceeds under the Real Estate Contracts. Stockholders who purchase shares in the Offerings will not be entitled to any payments with respect to the Distribution. For a further description of the Real Estate Contracts, see "Business--Real Estate."

  During the year ended September 30, 1991, the Company loaned Mr. Daly $300,000, $150,000 of which bears interest at 9% and the remainder of which is non-interest bearing. The principal sum plus accrued interest is due no later than one year following the termination, for any reason, of Mr. Daly's employment with the Company. The proceeds of the loan were used to finance the purchase and improvement of real property, and the loan is secured by a deed of trust on such property.

  The Company pays a fee of $500,000 per year to Apollo Advisors, L.P. for management services and expenses related thereto. This fee has been paid each year since 1993 and is paid partly in cash and partly in services rendered by the Company to Apollo Advisors, L.P. and its affiliates. This arrangement was approved by the Board of Directors of the Company in March 1993.

  In 1995, Mr. Daly's spouse and Mr. Thompson and his spouse received financial terms more favorable than those available to the general public in connection with their purchase of lots at Bachelor Gulch. Rather than payment of an earnest money deposit with the entire balance due in cash at closing, these contracts provide for no earnest money deposit with the entire purchase price (which was below fair market value) paid under promissory notes of $438,750 and $350,000 for Mr. Daly's spouse and Mr. and Mrs. Thompson, respectively, each secured by a first deed of trust and amortized over 25 years at 8% per annum interest, with a balloon payment due on the earlier of five years from the date of closing or one year from the date employment with the Company is terminated.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

REVOLVING CREDIT FACILITIES

  Vail Associates has entered into the Credit Facilities with NationsBank of Texas, N.A., as agent (the "Agent"), that provide for revolving loans up to an aggregate principal amount of $135.0 million. The five-year Facility A expiring on March 31, 2000, provides the Company with a revolving credit facility up to an aggregate principal amount of (i) $105.0 million through March 31, 1999 and (ii) $80.0 million from March 31, 1999 through March 31, 2000. The four-year Facility B expiring on March 31, 1999, provides the Company with a revolving credit facility up to an aggregate principal amount of (i) $30.0 million through March 31, 1997, (ii) $20.0 million from March 31, 1997 through March 31, 1998 and (iii) $10.0 million from March 31, 1998 through March 31, 1999.

  The Credit Facilities require that no more than $105.0 million in the aggregate be outstanding under Facility A and Facility B for a period of 30 consecutive days during each fiscal year, including March 31 of each year. The proceeds of the loans made under the Credit Facilities must be used to fund seasonal working capital needs of Vail Associates, capital expenditures and other general corporate purposes, including the issuance of letters of credit.

  Borrowings under the Credit Facilities bear interest annually at the Company's option at the rate of (i) LIBOR (which rate is based on a formula relating to the London interbank offered rate for a given interest period) plus a margin (ranging from .75% to 1.75% in the case of Facility A, and from 1.00% to 2.00% in the case of Facility B) or (ii) the Base Rate (defined as, generally, the higher of the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus 0.5%, or the Agent's prime lending rate) plus a margin up to .25%. In addition, the Company must pay a fee on the face amount of each letter of credit outstanding at a rate ranging from .875% to 2.125%. The Company must also pay a quarterly unused commitment fee ranging from .25% to .375%. The interest margins and fees described in this paragraph fluctuate based upon the ratio of funded debt to resort cash flow.

  The obligations under the Credit Facilities are secured by a pledge of all of the capital stock (the "Pledged Shares") of The Vail Corporation d/b/a Vail Associates, Inc. ("VAI") and its subsidiaries as well as an assignment of the Forest Service permits granted to the Company by the United States Department of Agriculture, Forest Service. The liens in favor of the Agent on the Pledged Shares and the Forest Service Permits are shared on a pro rata basis with the holders of the IRBs. Facility B is secured by a pledge of all of the capital stock of Vail Holdings, Inc.

  The Credit Facilities contain various covenants that limit, among other things, subject to certain exceptions, indebtedness, liens, transactions with affiliates, restricted payments and investments, mergers, consolidations and dissolutions, sales of assets, dividends and distributions and certain other business activities. The Credit Facilities also contain certain financial covenants, including a Maximum Funded Debt to Resort Cash Flow Ratio, Minimum Fixed Obligation Coverage Ratio and Minimum Cash Flow Coverage Ratio (each as described in the respective Credit Facility).

INDUSTRIAL REVENUE BONDS

  Pursuant to an indenture (as amended, the "Vail Indenture") dated as of September 1, 1992 and amended as of November 23, 1993, between Eagle County, Colorado, as issuer (the "Vail Issuer"), and Colorado National Bank, as trustee (the "Vail Trustee"), $21.6 million aggregate principal amount of industrial revenue bonds (the "Vail IRBs") were issued for the purpose of providing funds to Vail Associates, Inc. ("VAI") to refund certain Sports and Housing Facilities Revenue Bonds (Vail Associates Project). Pursuant to a financing agreement (as amended, the "Vail IRB Agreement") dated as of September 1, 1992 and amended as of November 23, 1993, among the Vail Issuer, VAI and Vail Holdings, Inc. ("VHI"), the Vail Issuer loaned to VAI the proceeds of the issuance of the Vail IRBs and VAI agreed to make payments in the aggregate amount, bearing interest at rates and payable at times, corresponding to the principal amount of, interest rates on and due dates under the Vail IRBs.

  Pursuant to an indenture (as amended, the "Beaver Creek Indenture"; together with the Vail Indenture, the "Indentures") dated as of September 1, 1992 and amended as of November 23, 1993, between Eagle County, Colorado, as issuer (the "Beaver Creek Issuer"; together with the Vail Issuer, the "Issuer"), and Colorado National Bank, as trustee (the "Beaver Creek Trustee"; together with the Vail Trustee, the "Trustee"), $19.6 million aggregate principal amount of industrial revenue bonds (the "Beaver Creek IRBs"; together with the Vail IRBs, the "IRBs") were issued for the purpose of providing funds to the Company's subsidiary, Beaver Creek Associates, Inc. ("Beaver Creek"), to refund certain Sports Facilities Revenue Bonds (Beaver Creek Project). Pursuant to a financing agreement (as amended, the "Beaver Creek IRB Agreement"; together with the Vail IRB Agreement, the "IRB Agreements") dated as of September 1, 1992 and amended as of November 23, 1993, among the Beaver Creek Issuer and Beaver Creek, the Beaver Creek Issuer loaned to Beaver Creek the proceeds of the issuance of the Beaver Creek IRBs and Beaver Creek agreed to make payments in the aggregate amount, bearing interest at rates and payable at times, corresponding to the principal amount of, interest rates on and due dates under the Beaver Creek IRBs. The obligations of Beaver Creek in respect of the Beaver Creek IRBs have been guaranteed by VHI.

  The obligations of VAI, VHI and Beaver Creek under the Indentures, the IRB Agreements and the IRBs are secured (equally and ratably with the obligations of the Company under the Credit Facilities) by a pledge of all of the Pledged Shares and assignments of the Forest Service Permits.

  The IRBs mature, subject to prior redemption, on August 1, 2009. The IRBs bear interest at the rate of 8% per annum. The IRBs are subject to redemption at the option of VAI or Beaver Creek, as the case may be, at any time and from time to time, and are subject to mandatory redemption (i) in connection with the release of any Forest Service permits from the lien of the security documents executed in connection with the Credit Facilities and the IRBs, which release is not consented to by the holders of a majority in aggregate principal amount of the IRBs and (ii) if interest payments on the IRBs lose their tax exempt status.

                         DESCRIPTION OF CAPITAL STOCK

  The following summarizes the material terms of the capital stock of the Company.

GENERAL

  Upon the closing of the Offerings, the authorized capital stock of the
Company will consist of 20,000,000 shares of Class A Common Stock,       of
which will be issued and outstanding, 40,000,000 shares of Common Stock, of which will be issued and outstanding, and 25,000,000 shares of Preferred Stock, par value $.01 per share, none of which will be outstanding.

PREFERRED STOCK

  The Company's Board of Directors may, without further action by the Company's stockholders, from time to time, direct the issuance of shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock and Class A Common Stock. Holders of shares of Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of shares of Common Stock and Class A Common Stock. Under certain circumstances, the issuance of shares of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. The Board of Directors of the Company, without stockholder approval, may issue shares of Preferred Stock with voting and conversion rights which could adversely affect the holders of shares of Common Stock and Class A Common Stock. Upon consummation of the Offerings, there will be no shares of Preferred Stock outstanding, and the Company has no present intention to issue any shares of Preferred Stock.

COMMON STOCK

  The issued and outstanding shares of Common Stock and Class A Common Stock are, and the shares of Common Stock being offered will be upon payment therefor, validly issued, fully paid and nonassessable. The rights of holders of Class A Common Stock and Common Stock are substantially identical, except that, while any Class A Common Stock is outstanding, holders of Class A Common Stock elect a class of directors that constitutes two-thirds of the Board and holders of Common Stock elect another class of directors constituting one-third of the Board. The Class A Common Stock is convertible into Common Stock
(i) at the option of the holder, (ii) automatically, upon transfer to a non-affiliate and (iii) automatically if less than 2,500,000 shares (as such number shall be adjusted by reason of any stock split, reclassification or other similar transaction) of Class A Common Stock are outstanding. The Common Stock is not convertible. Subject to the prior rights of the holders of any Preferred Stock, the holders of outstanding shares of Common Stock and Class A Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. See "Dividend Policy." The shares of Common Stock and Class A Common Stock will have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock and Class A Common Stock are entitled to receive pro rata the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding. Each outstanding share of Common Stock and Class A Common Stock is entitled to vote on all matters submitted to a vote of stockholders.

DELAWARE LAW AND CERTAIN PROVISIONS OF THE
COMPANY'S CERTIFICATE OF INCORPORATION AND BY-LAWS

  Statutory Provisions. The Company is a Delaware corporation and, after the Offerings, will be subject to Section 203 of the Delaware General Corporation Law ("Delaware Law"). In general, Section 203 prevents an

"interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation, and held by certain employee stock ownership plans); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

  Directors Liability and Indemnification. The Company's Restated Certificate of Incorporation (the "Certificate") provides that to the fullest extent permitted by Delaware Law or other applicable law, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under current Delaware Law, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of the provision of the Certificate is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company's Bylaws provide that the Company shall indemnify its directors, officers and employees to the fullest extent permitted by applicable law.

  Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals. The Company's Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as director, or to bring other business before an annual meeting of stockholders of the Company (the "Stockholder Notice Procedure").

  The Stockholder Notice Procedure provides that only persons who are nominated by, or at the direction of, the Board, or by a stockholder who has given timely written notice to the principal executive offices of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. The Stockholder Notice Procedure provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the Board or by a stockholder who has given timely written notice to the principal executive offices of the Company of such stockholder's intention to bring such business before such meeting. Under the Stockholder Notice Procedure, to be timely, notice of stockholder nominations or proposals to be made at an annual or special meeting must be received by the Company not less than 30 days prior to the scheduled date of the meeting (or, if less than 60 days' notice of the date of the meeting is given, the 9th day following the day such notice was made).

  Under the Stockholder Notice Procedure, a stockholder's notice to the Company proposing to nominate a person for election as a director must contain certain information about the nominating stockholder and the proposed nominee. Under the Stockholder Notice Procedure, a stockholder's notice relating to the conduct of business other than the nomination of directors must contain certain information about such business and about the proposing stockholder. If the officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the Stockholder Notice Procedure, such person will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

  By requiring advance notice of nominations by stockholders, the Stockholder Notice Procedure affords the Board an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board, to inform stockholders about such qualifications. By requiring advance notice of other proposed business, the Stockholder Notice Procedure also provides a more orderly procedure for conducting annual meetings of stockholders and, to the extent deemed necessary or desirable by the Board, provides the Board with an opportunity to inform stockholders, prior to such meetings, of any business proposed to be conducted at such meetings, together with any recommendations as to the Board's position regarding action to be taken with respect to such business, so that stockholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

  Although the Bylaws does not give the Board any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, the foregoing provisions may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deferring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its stockholders.

  Certain Effects of Authorized but Unissued Stock. Under the Certificate,
upon consummation of the Offerings there will be     shares of Class A Common
Stock authorized but unissued,     shares of Common Stock authorized but
unissued (and not reserved for issuance upon conversion of the Class A Common Stock or exercise of options), and 25,000,000 shares of preferred stock authorized but unissued, for future issuance without additional stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future offerings to raise additional capital or to facilitate corporate acquisitions.

  The issuance of preferred stock could have the effect of delaying or preventing a change in control of the Company. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of Common Stock or could adversely affect the rights and powers, including voting rights, of the holders of the Common Stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Stock.

  One of the effects of the existence of unissued and unreserved Common Stock or preferred stock may be to enable the Board to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is    .

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offerings, the Company will have outstanding
shares of common stock, consisting of     shares of Class A Common Stock and
    shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options. Of these shares, the
    shares of Common Stock sold in the Offerings and     shares of Common
Stock not sold in the Offerings will be freely tradeable without restriction under the Securities Act, unless subsequently acquired by "affiliates" of the Company as that term is defined in Rule 144. Substantially all the remaining shares of Common Stock outstanding upon completion of the Offerings will be owned by "affiliates" within the meaning of Rule 144.

  In general, under Rule 144 as currently in effect, an "affiliate" is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common
Stock (     shares immediately after completion of the Offerings) or the average weekly reported trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of such sale is given, provided certain manner of sale and notice requirements as to the availability of current public information are satisfied (which requirements as to the availability of current public information is currently satisfied). Under Rule 144(k), a person who is not deemed an "affiliate" of the Company at any time during the three months preceding a sale by such person, and who has beneficially owned shares of Common Stock that were not acquired from the Company or an "affiliate" of the Company within the previous three years, would be entitled to sell such shares without regard to volume limitations, manner of sale provisions, notification requirements or the availability of current public information concerning the Company. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such issuer.

  The Company, its officers and directors and the Selling Stockholders have
agreed that, for a period of     days after the date of this Prospectus, they
will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to any additional shares of its Common Stock or Class A Common Stock, or securities convertible into or exchangeable or exercisable for any shares of its Common Stock, or disclose the intention to make any such offer, sale, pledge, disposal or filing, without the prior written consent of Bear, Stearns & Co. Inc. The foregoing does not prohibit the Selling Stockholders from selling shares subject to the Underwriters' over-allotment option or prohibit the Company from issuing shares pursuant to its stock option plans.

  Prior to the Offerings there has been no public market for the Common Stock of the Company and no prediction can be made as to the effect, if any, that market sales of shares or the availability of such shares for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial numbers of shares in the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through a sale of its equity securities.

CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS OF
                                 COMMON STOCK

  The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a holder that, for United States federal tax purposes, is not a "United States person" (a "Non-United States Holder"). For purposes of this discussion, a "Non-United States Holder" is any holder that is, as to the United States, a foreign corporation, a non-resident alien individual, a foreign partnership, or a non-resident fiduciary of a foreign estate or trust as such terms are defined in the Internal Revenue Code. This discussion does not address all United States federal income and estate tax considerations that may be relevant to a Non-United States Holder in light of its particular circumstances or to certain Non-United States Holders that may be subject to special treatment under United States federal tax laws. Furthermore, this discussion does not discuss any aspects of foreign, state or local taxation. This discussion is based on current provisions of the Internal Revenue Code, existing Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. Each prospective Non-United States Holder is advised to consult its tax advisor with respect to the tax consequences of owning and disposing of Common Stock.

DIVIDENDS

  Dividends paid with respect to the Common Stock to a Non-United States Holder generally will be subject to withholding of United States federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) unless the dividend is effectively connected with the conduct of a trade or business of the Non-United States Holder within the United States, in which case the dividend will be taxed at ordinary federal income tax rates. In the case of a Non-United States Holder which is a corporation, such effectively connected income may also be subject to a branch profits tax (which is generally imposed on a foreign corporation on the repatriation from the United States, or deemed repatriation, of effectively connected earnings and profits). Non-United States Holders should consult any applicable tax treaties which may provide for a lower rate of withholding or other rules difference than those described herein. Under current United States Treasury regulation, dividends paid to an address in a foreign country are presumed to be paid to a resident of such country (absent actual knowledge to the contrary) for purposes of the withholding discussed above and, under the current interpretation of the United States Treasury regulation, for purposes of determining the applicability of a tax treaty. However, under proposed United States Treasury regulation, a non-United States Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy certain certification and other requirements; these regulations are proposed to be effective for dividends paid after December 31, 1997.

SALE OR DISPOSITION OF COMMON STOCK

  A Non-United States Holder generally will not be subject to United States federal income tax on any gain recognized on the sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of the Non-United States Holder in the United States; (ii) in the case of a Non-United States Holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the disposition and either (a) has a "tax home" for United States federal income tax purposes in the United States or
(b) has an office or other fixed place of business in the United States to which the gain is attributable; (iii) the Non-United States Holder is subject to tax pursuant to the provisions of United States federal income tax laws applicable to certain United States expatriates; or (iv) the Company is or has been during certain periods a "United States real property holding corporation" (a "USRPHC") for United States federal income tax purposes and, assuming that the Common Stock is regularly traded on an established securities market, the Non-United States Holder owned, actually or constructively, in excess of 5% of the fair market value of the Common Stock during the preceding five-year period.

  A corporation is generally a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business at any time during the five-year period ending on the date of disposition, or the period in which the holder has owned the stock, whichever is shorter (the "Required Holding Period"). A non-United States Holder would generally not be subject to tax on gain from a sale or other disposition of Common Stock by reason of the Company being deemed to have USRPHC status if the Common Stock is regularly traded on an established securities market ("regularly traded") during the calendar year in which such sale or disposition occurs, provided that such holder does not own, actually or constructively, Common Stock with a fair market value in excess of 5% of the fair market value of all Common Stock outstanding at any time during the Required Holding Period. While not free from doubt, the Company believes that the Common Stock should be treated as regularly traded.

  If the Company is or has been a USRPHC within the Required Holding Period, and if a Non-United States Holder owns in excess of 5% of the fair market value of Common Stock (as described in the preceding paragraph), such non-United States Holder of Common Stock will be subject to United States federal income tax at regular graduated rates ("FIRPTA tax") on gain recognized on a sale or other disposition of such Common

Stock. In addition, if the Company is or has been a USRPHC within the Required Holding Period and if the Common Stock is not treated as regularly traded, a non-United States Holder (without regard to its ownership percentage) is subject to withholding in respect of FIRPTA tax at a rate of 10% of the amount realized on sale or other disposition of Common Stock and may be further subject to FIRPTA tax in excess of the amounts withheld. Any amount withheld pursuant to such withholding tax is creditable against such non-United States Holder's United States federal income tax liability.

  Gain realized upon disposition of Common Stock that is effectively connected with the conduct by the Non-United States Holder of a trade of business within the United States is subject to United States federal income tax on the same basis as United States persons generally (and, generally, with respect to corporate holders, the branch profits tax) but will not be subject to withholding.

  Non-United States Holders should consult applicable tax treaties, which may result in United States Federal income tax treatment on the sale or other disposition of Common Stock different from that described above.

BACKUP WITHHOLDING AND REPORTING REQUIREMENTS

  Generally, the Company must report annually to the IRS and to each Non-United States Holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. This information may also be made available to the tax authorities in the Non-United States Holder's country of residence.

  United States backup withholding tax will generally not apply to dividends paid on Common Stock to a Non-United States Holder at an address outside the United States. Upon the sale of Common Stock by a Non-United States Holder to or through a United States office of a broker, the broker must withhold tax at a rate of 31% and report the sale to the IRS unless the holder certifies its Non-United States Holder status under penalties of perjury or otherwise establishes an exemption. Information reporting (but not backup withholding) applies upon the sale of Common Stock by a Non-United States Holder to or through the foreign office of a United States broker, or a foreign broker with certain types of relationships to the United States, unless the broker has documentary evidence in its files that the seller is a Non-United States Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

  Proposed Treasury Regulations would, if adopted, alter the foregoing rules in certain respects. Among other things, the Proposed Regulations would provide certain presumptions under which Non-United States Holders would be subject to backup withholding in the absence of required certifications.

  Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are generally allowable as a refund or credit against such Non-United States Holder's United States federal income tax liability, if any, provided that the required information is furnished to the IRS.

FEDERAL ESTATE TAXES

  Common Stock owned or treated is owned by an individual who is not a citizen or resident of the United States (as defined for United States federal estate tax purposes) a the time of death will be included in such individual's gross estate for United States federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

                                 UNDERWRITING

  The underwriters of the U.S. Offering named below (the "U.S. Underwriters"), for whom Bear, Stearns & Co. Inc., Schroder Wertheim & Co. Incorporated and
         are acting as representatives, have severally agreed with the Company and the Selling Stockholders, subject to the terms and conditions of the U.S. Underwriting Agreement (the form of which has been filed as an exhibit to the Registration Statement on Form S-2 of which this Prospectus is a part), to purchase from the Company and the Selling Stockholders the aggregate number of U.S. Shares set forth opposite their respective names below.

                                                                         NUMBER OF
      NAME OF U.S. UNDERWRITER                                          U.S. SHARES
      ------------------------                                          -----------
        Bear, Stearns & Co. Inc. .....................................
        Schroder Wertheim & Co. Incorporated..........................
                                                                           ----
            Total......................................................
                                                                           ====

  The Managers of the concurrent International Offering named below (the "Managers"), for whom Bear, Stearns International Limited, J. Henry Schroder &
Co. Limited and         are acting as lead Managers, have severally agreed
with the Company and the Selling Stockholders, subject to the terms and conditions of the International Underwriting Agreement (the form of which has been filed as an exhibit to the Registration Statement on Form S-2 of which this Prospectus is a part), to subscribe and pay for the aggregate number of International Shares set forth opposite their respective names below.

                                                                    NUMBER OF
            NAME OF MANAGER                                    INTERNATIONAL SHARES
            ---------------                                    --------------------
      Bear, Stearns International Limited ...................
      J. Henry Schroder & Co. Limited.........................
                                                                       ----
          Total...............................................
                                                                       ====

  The nature of the respective obligations of the U.S. Underwriters and the Managers is such that all of the U.S. Shares and all of the International Shares must be purchased if any are purchased. Those obligations are subject, however, to various conditions, including the approval of certain matters by counsel. The Company and the Selling Stockholders have agreed to indemnify the U.S. Underwriters and the Managers against certain liabilities, including liabilities under the Securities Act, and, where such indemnification is unavailable, to contribute to payments that the U.S. Underwriters and the Managers may be required to make in respect of such liabilities.

  The Company and the Selling Stockholders have been advised that the U.S. Underwriters propose to offer the U.S. Shares in the United States and Canada and the Managers propose to offer the International Shares outside the United States and Canada, initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers at such price
less a concession not to exceed $    per share; that the U.S. Underwriters and
the Managers may allow, and such selected dealers may reallow, a concession to
certain other dealers not to exceed $    per share; and that after the
commencement of the Offerings, the public offering price and the concessions may be changed.

  The Selling Stockholders have granted the U.S. Underwriters and the Managers
options to purchase in the aggregate up to     additional shares of Common
Stock solely to cover over-allotments, if any. The options may be exercised in whole or in part at any time within 30 days after the date of this Prospectus. To the extent options are exercised, the U.S. Underwriters and the Managers will be severally committed, subject to certain conditions, to purchase the additional shares of Common Stock in proportion to their respective commitments as indicated in the preceding tables.

  Pursuant to an agreement between the U.S. Underwriters and the Managers (the "Agreement Between"), each U.S. Underwriter has agreed that, as part of the distribution of the U.S. Shares and subject to certain exceptions, (a) it is not purchasing any U.S. Shares for the account of anyone other than a U.S. or Canadian Person (as defined below) and (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Offering outside the United States or Canada or to anyone other than a U.S. or Canadian Person or a dealer who similarly agrees. Similarly, pursuant to the Agreement Between, each Manager has agreed that, as part of the distribution of the International Shares and subject to certain exceptions, (a) it is not purchasing any of the International Shares for the account of any U.S. or Canadian Person and (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of the International Shares or distribute any prospectus relating to the International Offering in the United States or Canada or to any U.S. or Canadian Person or to a dealer who does not similarly agree. As used herein, "U.S. or Canadian Person" means any individual who is a resident or citizen of the United States or Canada, any corporation, pension, profit sharing or other trust or any other entity under or governed by the laws of the United States or Canada or of any political subdivision thereof (other than the foreign branch of any U.S. or Canadian Person), any estate or trust the income of which is subject to United States or Canadian federal income taxation regardless of the source of such income, and any United States or Canadian branch of a person other than a U.S. or Canadian Person; "United States" means the United States of America (including the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction; "Canada" means the provinces of Canada, its territories, its possessions and other areas subject to its jurisdiction.

  Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the Managers of such number of shares of Common Stock as may be mutually agreed upon. The price of any shares so sold shall be the public offering price as then in effect for the Common Stock being sold by the U.S. Underwriters and the Managers, less an amount not greater than the selling concession allocable to such Common Stock. To the extent that there are sales between the U.S. Underwriters and the Managers pursuant to the Agreement Between, the number of shares of Common Stock initially available for sale by the U.S. Underwriters or by the Managers may be more or less than the amount specified on the cover page of this Prospectus.

  Each U.S. Underwriter and each Manager has represented and agreed that (a) it has not offered or sold, and will not offer or sell, in the United Kingdom by means of any document, any shares of Common Stock other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent (except under circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985 of Great Britain); (b) it has complied and will comply with applicable provisions of the Financial Services Act 1996 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom; and (c) it has only issued or passed on, and will only issue or pass on to any person in the United Kingdom, any documents received by it in connection with the issue of Common Stock if that person is of a kind described in Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988 (as amended) or in other circumstances exempted from the restrictions on advertising in the Financial Services Act 1986.

  Purchasers of the International Shares offered in the International Offering may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the initial public offering price set forth on the cover page hereof.

  The Company, its officers and directors and the Selling Stockholders have
agreed, that, for a period of   days after the date of this Prospectus, they
will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to any additional shares of its Common Stock or Class A Common Stock, or securities convertible into or exchangeable or exercisable for any shares of its Common Stock, or disclose the intention to make any such offer, sale, pledge, disposal or filing, without the prior written consent of Bear, Stearns & Co. Inc. The foregoing does not prohibit the Selling Stockholders from selling shares subject to the Underwriters' over-allotment option or prohibit the Company from issuing shares pursuant to its stock option plans.

  At the Company's request, the U.S. Underwriters and the Managers have
reserved up to     shares of Common Stock (the "Directed Shares") for sale at
the public offering price to approximately     persons who are directors,
officers or employees of, or otherwise associated with, the Company and who have advised the Company of their desire to participate in its future growth.
Each purchaser of more than     Directed Shares will be required to agree to
restrictions on resale similar to those described in the immediately preceding paragraph. However, the, U.S. Underwriters and the Managers are not obligated to sell any shares to any persons. The number of shares of Common Stock available for sale to the general public will be reduced to the extent of sales of Directed Shares to any of the persons for whom they have been reserved. Any shares not so purchased will be offered by the U.S. Underwriters and the Managers on the same basis as all other shares offered hereby.

  Prior to the Offerings, there has been no public market for the Company's Common Stock. Consequently, the initial public offering price will be determined through negotiations among the Company, the representatives of the U.S. Underwriters and the Managers. Among the factors to be considered in making such determination will be the Company's financial and operating history and condition, its prospects and prospects for the industry in which it does business in general, the management of the Company, prevailing equity market conditions and the demand for securities considered comparable to those of the Company.

                         NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

  The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company or the Selling Stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

REPRESENTATIONS OF PURCHASERS

  Confirmations of the acceptance of offers to purchase shares of Common Stock will be sent to Canadian residents to whom this Prospectus has been sent and who have not withdrawn their offers to purchase prior to the issuance of such confirmations. Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company, the Selling Stockholders and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable Canadian provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, such purchaser is purchasing as principal and not as agent, (iii) such purchaser has reviewed the text above under "Notice to Canadian Residents-- Resale Restrictions", (iv) if such purchaser is located in Manitoba, such purchaser is not an individual and is purchasing for investment only and not with a view to resale or distribution, (v) if such purchaser is located in Ontario, a dealer registered as an international dealer in Ontario may sell shares of Common Stock to such purchaser, and (vi) if such purchaser is located in Quebec, such purchaser is a "sophisticated purchaser" within the meaning of Section 43 of the Securities Act (Quebec).

TAXATION

  Canadian residents should consult their own legal and tax advisers with respect to the tax consequences of an investment in the Common Stock in their particular circumstances and with respect to the eligibility of the Common Stock for investment by the purchaser under relevant Canadian legislation.

ENFORCEMENT OF LEGAL RIGHTS

  The Company is incorporated under the laws of the State of Delaware. All or substantially all of the directors and officers of the Company reside outside Canada and substantially all of the assets of the Company are located outside Canada. As a result, it may not be possible for Canadian investors to effect service of process within Canada upon the Company or to enforce against the Company in Canada judgements obtained in Canadian courts that are predicated upon the contractual rights of action, if any, granted to certain purchasers by the Company. It may also not be possible for investors to enforce against the Company in the United States judgements obtained in Canadian courts.

  Furthermore, although the requirement for an issuer to provide to certain purchasers the contractual right of action for damages and/or rescission described below is consistent with contractual considerations associated with a private placement which constitutes a primary distribution of the issuer's securities by the issuer, an investor may not be able to enforce a contractual right of action for rescission against the issuer whom the offer or sale of the issue's securities is a secondary distribution being made by a third party such as the sale of the Common Stock by the Selling Stockholders.

NOTICE TO ONTARIO RESIDENTS

  The Common Stock offered hereby by a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

  All the Company's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgement against the Company or such persons in Canada or to enforce a judgement obtained in Canadian courts against the Company or persons outside of Canada.

NOTICE TO NOVA SCOTIA RESIDENTS

  The Securities Act (Nova Scotia) provides that when a Canadian offering document, together with any amendments thereto, contains an untrue statement of material fact or omits to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made (such untrue statement or omission herein called a "misrepresentation"), a purchaser who was delivered such offering document and who purchases such securities shall be deemed to have relied on such misrepresentations if it was a misrepresentation at the time of purchase and has a right of action for damages against the seller of the securities or he may elect to exercise the right of recision against the seller, in which case he shall have no right of action for damages against the seller, provided that:

    (a) The seller will not be liable if the seller proves that the purchaser purchased the securities with knowledge of the misrepresentation;

    (b) In an action for damages, the seller will not be liable for all or any portion of such damages that the seller proves do not represent the depreciation in value of the security as a result of the misrepresentation relied upon;

    (c) In no case shall the amount recoverable pursuant to the right of action exceed the price at which the securities were offered; and

    (d) The action for recision or damages conferred by the Securities Act (Nova Scotia) is in addition to and without derogation from any other rights the purchaser may have at law;

but no action to enforce these rights may be commenced more than 120 days after the date on which payment is made for the securities or after the date on which the initial payment for the securities is made where a payment subsequent to the initial payment are made pursuant to a contractual commitment assumed prior to, or concurrently with, the initial payment.

NOTICE TO SASKATCHEWAN RESIDENTS

  The Securities Act (Saskatchewan) provides that in the event an offering memorandum, together with any amendment thereto, or any advertising or sales literature (as such terms are defined in the Securities Act (Saskatchewan)) used in connection with an offering contains a misrepresentation (as defined in the Securities Act (Saskatchewan) at the time of purchase, purchasers of securities will be deemed to have relied upon such misrepresentation and will have a statutory right of action pursuant to the Securities Act (Saskatchewan) for damages against the issuer and the seller of the securities, or alternatively may elect to exercise a right of rescission against the issuer or the seller, provided that:

    (a) no person or company is liable where the person or company proves that the purchaser purchased the securities with knowledge of the misrepresentation;

    (b) no person or company, other than the issuer or selling security holder, is liable unless that person or company: (i) failed to conduct a reasonable investigation sufficient to provide reasonable grounds for a belief that there had been no misrepresentation; or (ii) believed there had been a misrepresentation; and

    (c) in an action for damages, the defendant is not be liable for all or any portion of such damages that it proves do not represent the depreciation in value of the securities as a result of the misrepresentation relied upon, but no action to enforce these rights may be commenced:

    (a) in the case of rescission, more than 180 days after the date of the transaction that gave rise to the cause of action; and

    (b) in the case of any other action, other than an action for rescission, more than the earlier of

      (i) 180 days after the purchaser first had knowledge of the facts giving rise to the cause of action, or

      (ii) three years after the date of the transaction that gave rise to the cause of action.

LANGUAGE OF DOCUMENTS

  All Canadian purchasers of shares of Common Stock acknowledge that all documents evidencing or relating in any way to the sale of such shares will be drawn in the English language only. Tous les acheteurs canadiens d'actions communes reconnaissent par les presentes que c'est a leur volonte expresse que tous les documents faisant foi ou se rapportant de quelque maniere a la vente des valeurs mobilieres soient rediges en anglais seulement.

                                 LEGAL MATTERS

  Certain legal matters with respect to the shares of Common Stock offered hereby will be passed upon for the Company by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York, and Brownstein Hyatt Farber & Strickland, P.C., Denver, Colorado, and for the Underwriters by Kramer, Levin, Naftalis & Frankel, New York, New York.

                                    EXPERTS

  The consolidated financial statements of Vail Resorts, Inc. at September 30, 1995 and September 30, 1994 and for each of the three years in the period ended September 30, 1995 included in this prospectus and registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

  The consolidated statements of income, stockholder's equity, and cash flows for the periods from October 4, 1993 through August 31, 1994, and October 9, 1992 through October 3, 1993 of Packerland Packing Company, Inc. have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are referred to herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                               VAIL RESORTS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants.................................... F-2
Report of Ernst & Young LLP Independent Auditors ........................... F-3
Consolidated Balance Sheets................................................. F-4
Consolidated Statements of Operations....................................... F-5
Consolidated Statements of Stockholders' Equity............................. F-6
Consolidated Statements of Cash Flows....................................... F-7
Notes to Consolidated Financial Statements.................................. F-8

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
  Vail Resorts, Inc.:

  We have audited the accompanying consolidated balance sheets of VAIL RESORTS, INC. formerly known as Gillett Holdings, Inc. (see Note 1) (a Delaware corporation) and subsidiaries as of September 30, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended and for the period from October 9, 1992 through September 30, 1993 as restated (see Note 2). These consolidated financial statements and the other financial information referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the other financial information based on our audits. We did not audit the consolidated financial statements of Packerland Packing Company, Inc. ("Packerland"), a wholly owned subsidiary of Vail Resorts, Inc. until 100% of the stock of Packerland was sold on August 31, 1994. The net revenues of Packerland included in the consolidated statements of operations for the years ended September 30, 1994 and 1993 were $630,928,000 and $704,705,000, respectively.
The accompanying consolidated statements of operations for the years ended September 30, 1994 and 1993 present the operations of Packerland as discontinued (see Note 3). Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Packerland, is based solely on the report of the other auditors.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

  In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vail Resorts, Inc. and subsidiaries as of September 30, 1995 and 1994 and the consolidated results of their operations and their cash flows for the years then ended and for the period from October 9, 1992 through September 30, 1993 in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Denver, Colorado,
  December 21, 1995 (except
  with respect to the matters
  discussed in Note 13, as to
  which the date is June 3,
  1996).

               REPORT OF ERNST & YOUNG LLP INDEPENDENT AUDITORS

The Board of Directors
Packerland Packing Company, Inc.

  We have audited the consolidated statements of income, stockholder's equity and cash flows for the periods from October 4, 1993 through August 31, 1994, and October 9, 1992 through October 3, 1993, of Packerland Packing Company, Inc. (the Company). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of the Company's operations and its cash flows for the period from October 4, 1993 through August 31, 1994, and October 9, 1992 through October 3, 1993, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Milwaukee, Wisconsin
October 7, 1994

                               VAIL RESORTS, INC.

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                         SEPTEMBER 30, SEPTEMBER 30,  APRIL 30,
                                             1994          1995         1996
                                         ------------- ------------- -----------
                                                                     (UNAUDITED)
                ASSETS
Current assets:
  Cash and cash equivalents, including
   restricted amount of $2,777 and
   $6,515 as of September 30, 1994 and
   1995, respectively..................    $ 83,015      $ 47,534     $    657
  Receivables..........................       4,622         5,135        9,415
  Inventories..........................       2,985         4,221        4,171
  Deferred income taxes (Note 8).......       9,800         9,500        9,500
  Other current assets.................       3,450         3,716        1,916
                                           --------      --------     --------
    Total current assets...............     103,872        70,106       25,659
Property, plant, and equipment, net
 (Note 6)..............................     196,897       205,151      196,604
Real estate held for sale (Note 4).....      42,637        54,858       59,542
Deferred charges and other assets......       6,342         6,106        6,134
Intangible assets, as restated (Notes 2
 and 6)................................     100,270        93,407       88,653
                                           --------      --------     --------
    Total assets.......................    $450,018      $429,628     $376,592
                                           ========      ========     ========
 LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses
   (Note 6)............................    $ 23,987      $ 35,605     $ 22,010
  Income taxes payable (Note 8)........         372            81           81
  Other current liabilities............       3,254         1,814          403
  Long-term debt due within one year
   (Notes 1 and 5).....................       1,487            63           63
                                           --------      --------     --------
    Total current liabilities..........      29,100        37,563       22,557
Long-term debt (Note 5)................     224,167       191,250      103,714
Other long-term liabilities............       7,557         3,821       11,714
Deferred income taxes (Note 8).........      26,700        29,300       44,788
Commitments and contingencies (Notes 1,
 3, 10, and 12)
Stockholders' equity (Notes 1, 12 and
 13):
  Preferred stock, $.01 par value
   25,000,000 shares authorized, no
   shares issued and outstanding.......         --            --           --
  Common stock--
   Class A common stock, $.01 par
    value, 20,000,000 shares
    authorized, 7,124,707, 6,408,846
    and 6,401,312 shares issued and
    outstanding as of September 30,
    1994 and 1995 and April 30, 1996,
    respectively.......................          71            64           64
   Common Stock, $.01 par value,
    40,000,000 shares authorized,
    2,636,968, 3,471,992 and 3,598,688
    shares issued and outstanding as of
    September 30, 1994 and 1995 and
    April 30, 1996, respectively.......          27            35           36
  Additional paid-in capital...........     133,743       135,660      137,649
  Retained earnings, as restated (Note
   2)..................................      28,653        31,935       56,070
                                           --------      --------     --------
    Total stockholders' equity.........     162,494       167,694      193,819
                                           --------      --------     --------
    Total liabilities and stockholders'
     equity............................    $450,018      $429,628     $376,592
                                           ========      ========     ========

  The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                               VAIL RESORTS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                           PERIOD FROM
                            OCTOBER 9,
                               1992           YEAR
                             THROUGH         ENDED                     SEVEN MONTHS
                          SEPTEMBER 30,  SEPTEMBER 30,      YEAR      ENDED APRIL 30,
                               1993           1994          ENDED          1995        SEVEN MONTHS
                          (AS RESTATED-- (AS RESTATED-- SEPTEMBER 30, (AS RESTATED--      ENDED
                             NOTE 2)        NOTE 2)         1995          NOTE 2)     APRIL 30, 1996
                          -------------- -------------- ------------- --------------- --------------
                                                                        (UNAUDITED)    (UNAUDITED)
Revenues from resort op-
 erations...............       114,623        124,982       126,349        116,760         129,754
Resort operating costs
 and expenses...........        69,749         78,365        82,305         64,019          69,332
                            ----------     ----------    ----------     ----------      ----------
 Total resort...........        44,874         46,617        44,044         52,741          60,422
Revenues from real es-
 tate sales.............         4,610         22,203        16,526          9,852          35,679
Real estate operating
 costs and expenses.....         5,165         20,341        14,983         10,121          30,240
                            ----------     ----------    ----------     ----------      ----------
 Total real estate......          (555)         1,862         1,543           (269)          5,439
Depreciation and amorti-
 zation.................        13,404         17,186        17,968         10,247          10,627
Corporate expense.......         5,967          6,660         6,201          3,427           2,119
                            ----------     ----------    ----------     ----------      ----------
Operating income from
 continuing operations..        24,948         24,633        21,418         38,798          53,115
Other income (expense):
 Investment income......         2,358          1,523         3,295          2,112             548
 Interest expense (Note
  1)....................       (26,314)       (22,468)      (19,498)       (12,669)        (11,077)
 Other (Notes 9 and
  10)...................        (1,994)          (970)        1,942            608          (2,503)
                            ----------     ----------    ----------     ----------      ----------
Income (loss) from con-
 tinuing operations be-
 fore income taxes......        (1,002)         2,718         7,157         28,849          40,083
(Provision) credit for
 income taxes (Note 8)..           856         (1,957)       (3,875)       (12,117)        (15,948)
                            ----------     ----------    ----------     ----------      ----------
Income (loss) from con-
 tinuing operations.....          (146)           761         3,282         16,732          24,135
Income from discontinued
 operations, net of ap-
 plicable income tax
 provision of $1,134 and
 $4,206 for the period
 from October 9, 1992
 through September 30,
 1993, and the year
 ended September 30,
 1994, respectively
 (Notes 3 and 9)........         2,044          7,058           --             --              --
Gain (loss) on disposal
 of subsidiaries operat-
 ing in discontinued
 segments, net of appli-
 cable income tax provi-
 sion (credit) of
 ($1,212) and $13,357
 for the period from Oc-
 tober 9, 1992 through
 September 30, 1993, and
 the year ended Septem-
 ber 30, 1994, respec-
 tively (Notes 3 and
 9).....................        (2,027)        20,963           --             --              --
                            ----------     ----------    ----------     ----------      ----------
Net income (loss).......    $     (129)    $   28,782    $    3,282     $   16,732      $   24,135
                            ==========     ==========    ==========     ==========      ==========
Earnings per common
 share (Note 2):
 Income (loss) from con-
  tinuing operations....    $     (.01)    $      .08    $      .32     $     1.62      $     2.33
 Income from discontin-
  ued operations........           .20            .69           --             --              --
 Gain (loss) on disposal
  of subsidiaries oper-
  ating in discontinued
  segments..............          (.20)          2.05           --             --              --
                            ----------     ----------    ----------     ----------      ----------
 Net income (loss)......    $     (.01)    $     2.82    $      .32     $     1.62      $     2.33
                            ==========     ==========    ==========     ==========      ==========
 Weighted average shares
  outstanding...........    10,074,329     10,265,644    10,340,454     10,342,974      10,341,500
                            ==========     ==========    ==========     ==========      ==========

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                               VAIL RESORTS, INC.

        CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (NOTES 1 AND 3)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                      COMMON STOCK
                          --------------------------------------
                                      SHARES                     ADDITIONAL RETAINED      TOTAL
                          -------------------------------         PAID-IN   EARNINGS  STOCKHOLDERS'
                           CLASS A    COMMON     TOTAL    AMOUNT  CAPITAL   (DEFICIT)    EQUITY
                          ---------  --------- ---------- ------ ---------- --------- -------------
Balance, October 8,
 1992...................  7,390,803  2,251,709  9,642,512  $ 96   $132,006   $    --    $132,102
Net loss for the period
 from October 9, 1992
 through September 30,
 1993, as restated (Note
 2).....................        --         --         --    --         --       (129)       (129)
                          ---------  --------- ----------  ----   --------   -------    --------
Balance, September 30,
 1993...................  7,390,803  2,251,709  9,642,512    96    132,006      (129)    131,973
Net income for the year
 ended September 30,
 1994, as restated (Note
 2).....................        --         --         --    --         --     28,782      28,782
Shares issued pursuant
 to stock grants (Note
 12)....................        --     119,163    119,163     2      1,737       --        1,739
Shares of Class A Common
 Stock converted to
 Common Stock (Note 2)..   (266,096)   266,096        --    --         --        --          --
                          ---------  --------- ----------  ----   --------   -------    --------
Balance, September 30,
 1994...................  7,124,707  2,636,968  9,761,675    98    133,743    28,653     162,494
Net income for the year
 ended September 30,
 1995...................        --         --         --    --         --      3,282       3,282
Shares issued pursuant
 to stock grants (Note
 12)....................        --     119,163    119,163     1      1,917       --        1,918
Shares of Class A Common
 Stock converted to
 Common Stock (Note 2)..   (715,861)   715,861        --    --         --        --          --
                          ---------  --------- ----------  ----   --------   -------    --------
Balance, September 30,
 1995...................  6,408,846  3,471,992  9,880,838  $ 99   $135,660   $31,935    $167,694
UNAUDITED:
Net income for the
 period ended April 30,
 1996...................        --         --         --    --         --     24,135      24,135
Shares issued pursuant
 to stock grants (Note
 12)....................        --     119,162    119,162     1      1,989       --        1,990
Shares of Class A Common
 Stock converted to
 Common Stock (Note 2)..     (7,534)     7,534        --    --         --        --          --
                          ---------  --------- ----------  ----   --------   -------    --------
Balance, April 30, 1996
 (unaudited)............  6,401,312  3,598,688 10,000,000  $100   $137,649   $56,070    $193,819
                          =========  ========= ==========  ====   ========   =======    ========

  The accompanying notes to consolidated financial statements are an integral part of these statements

                               VAIL RESORTS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                           PERIOD FROM
                           OCTOBER 9,
                              1992          YEAR          YEAR      SEVEN MONTHS SEVEN MONTHS
                             THROUGH        ENDED         ENDED        ENDED        ENDED
                          SEPTEMBER 30, SEPTEMBER 30, SEPTEMBER 30,  APRIL 30,    APRIL 30,
                              1993          1994          1995          1995         1996
                          ------------- ------------- ------------- ------------ ------------
                                                                    (UNAUDITED)  (UNAUDITED)
Cash flows from operat-
 ing activities:
 Net income (loss), as
  restated (Note 2).....    $   (129)      $28,782      $  3,282      $ 16,732     $ 24,135
Adjustments to reconcile
 net income (loss) to
 net cash provided by
 operating activities:
 Depreciation and amor-
  tization, as restated
  (Note 2)..............      14,378        18,223        17,968        10,247       10,627
 Deferred compensation
  payments in excess of
  expense...............      (7,420)       (1,257)       (1,325)       (1,000)        (456)
 Noncash cost of real
  estate sales..........       2,723        13,817         9,208         6,718       24,123
 Noncash compensation
  related to stock
  grants (Note 12)......       1,633         1,633         1,633           953          --
 Gain (loss) on
  disposal of
  subsidiaries (Notes 3
  and 9)................       3,239       (34,320)          --            --           --
 Bond discount amor-
  tized.................       9,344           548           --            --           --
 Deferred financing
  costs amortized.......         600           504           237           144          144
 Loss (gain) on dis-
  posal of fixed as-
  sets..................         761          (128)          849           179        2,206
 Deferred real estate
  revenue...............         --          1,535         1,500           --           --
 Deferred income taxes
  (Note 8)..............      (1,100)       16,000         2,900        12,116       15,488
 Cash received on
  termination of
  pension plan (Note
  7)....................       6,760           500           --            --           --
Changes in assets and
 liabilities:
 Accounts receivable,
  net...................      (6,561)        6,153          (349)       (3,314)      (4,280)
 Inventories............      (3,973)         (455)       (1,236)       (2,077)          50
 Accounts payable and
  accrued expenses......     (13,577)        2,742        10,141          (301)     (13,139)
 Other assets and lia-
  bilities..............      (4,951)        1,830        (3,704)       (1,588)       2,732
                            --------       -------      --------      --------     --------
   Net cash provided by
    operating activi-
    ties................       1,727        56,107        41,104        38,809       61,630
Cash flows from invest-
 ing activities:
 Resort capital expendi-
  tures.................     (16,642)      (17,414)      (20,320)       (9,581)      (6,051)
 Investments in real es-
  tate..................      (3,792)      (22,686)      (22,477)      (10,444)     (14,625)
 Cash payments from GHTV
  (Note 1)..............     171,479        39,097           --            --           --
 Cash balances of GHTV
  acquired..............         --          3,145           --            --           --
 Net cash proceeds from
  sale of Packerland
  (Note 3)..............         --         56,260           --            --           --
 Cash balances of
  Packerland sold.......         --         (7,853)          --            --           --
 Purchase of Arrowhead
  (Note 4)..............         --        (30,919)          --            --           --
 Investment in joint
  venture...............         --         (2,978)         (400)         (213)        (300)
 Other..................      (5,901)         (363)          953           --           --
                            --------       -------      --------      --------     --------
Net cash provided by
 (used in) investing ac-
 tivities...............     145,144        16,289       (42,244)      (20,238)     (20,976)
Cash flows from financ-
 ing activities:
 Proceeds from
  borrowings under long-
  term debt.............      27,834        69,360       253,400       152,000       43,000
 Payments on long-term
  debt..................    (161,681)      (94,820)     (287,741)     (211,885)    (130,531)
 Payment of
  reorganization items,
  financing costs and
  other.................    (181,055)       (1,422)          --            --           --
                            --------       -------      --------      --------     --------
   Net cash used in fi-
    nancing activities..    (314,902)      (26,882)      (34,341)      (59,885)     (87,531)
                            --------       -------      --------      --------     --------
Net increase (decrease)
 in cash and cash equiv-
 alents.................    (168,031)       45,514       (35,481)      (41,314)     (46,877)
Cash and cash equiva-
 lents:
 Beginning of period....     205,532        37,501        83,015        83,015       47,534
                            --------       -------      --------      --------     --------
 End of period..........    $ 37,501       $83,015      $ 47,534      $ 41,701     $    657
                            ========       =======      ========      ========     ========
Cash paid for interest
 included as a use of
 cash in operating
 activities.............    $ 42,051       $27,182      $ 13,852      $ 11,507     $ 17,666
                            ========       =======      ========      ========     ========

The accompanying notes to consolidated financial statementsare an integral part of these statements

                              VAIL RESORTS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          SEPTEMBER 30, 1994 AND 1995

    (INCLUDING NOTES RELATED TO THE UNAUDITED PERIOD ENDING APRIL 30, 1996)

1. BASIS OF PRESENTATION

  Vail Resorts, Inc. ("VRI"), formerly known as Gillett Holdings, Inc., is organized as a holding company and operates through various subsidiaries. VRI and its subsidiaries (the "Company") are currently in a single business, the ownership and operation of ski resorts. Vail Holdings, Inc. and its subsidiaries (collectively, "Vail Associates") operate one of the world's largest skiing facilities on Vail Mountain, Beaver Creek Mountain and Arrowhead Mountain in Colorado and have related real estate operations. Until August 31, 1994, the Company was also in the lean beef business through its subsidiary, Packerland Packing Company, Inc. and its subsidiaries ("Packerland") which operated one of the largest "lean beef" slaughtering and packing operations in the United States.

  On October 8, 1992 (the "Effective Date"), VRI, its corporate subsidiaries, Vail Associates and Packerland emerged from bankruptcy pursuant to a plan of reorganization (the "Plan") filed in June 1992 under Chapter 11 of the Bankruptcy Code. The Company's organizational structure was restructured through the change in ownership of subsidiaries engaged in the communications business and a change of ownership of certain other subsidiaries.

  In connection with the restructuring transactions, the Company transferred the stock of GHTV, Inc. ("GHTV"), the parent company of the Company's subsidiaries engaged in the communications business, to the GHTV Trust. The beneficial interest in the GHTV Trust was then purchased by Irving M. Pollack for $100. The GHTV stock and the beneficial interest in the GHTV Trust were subject to the terms of a repurchase agreement by and between the Company, Irving M. Pollack, the GHTV Trust and GHTV (the "Repurchase Agreement"), which contained provisions restricting the beneficiary's and the GHTV Trust's ability to sell, assign, encumber, pledge or otherwise transfer the GHTV stock, the assets of the GHTV Trust or the beneficial interest thereof. In addition, under the terms of the Repurchase Agreement, the Company had the right to repurchase either (a) the beneficial interest of the GHTV Trust or
(b) the GHTV stock from the GHTV Trust for $1,000. Subsequent to the Effective Date, GHTV sold WTVT-TV on May 25, 1993 and KSBW-TV and KSBY-TV on September 23, 1994 (see Notes 3 and 5). Following these sales, GHTV no longer had an ownership interest in subsidiaries engaged in the communications business. On September 30, 1994, the Company purchased the stock of GHTV from the GHTV Trust (see Note 3). At that time, GHTV became a wholly-owned subsidiary of the Company and accordingly, the consolidated balance sheets of the Company as of September 30, 1994 and 1995 include the remaining assets and liabilities of GHTV.

  Following the restructuring transactions, the Company had notes receivable from GHTV (the "GHTV Subsidiary Notes"), which consisted of 1) the GHTV Secured Term Note (the "GHTV Note") and the Gillett Broadcasting of Tennessee Secured Term Note (the "GBT Note"), totalling $185,001,000 as of October 8, 1992 and 2) the GHTV Subordinated Non-Recourse Secured Term Note (the "GHTV Subordinated Note") for $30,000,000. The GHTV Note and the GBT note each accrued interest at 15%, compounded daily and added to principal, with quarterly payments equal to 2.5% of the principal balance of the notes. The GHTV Subordinated Note bore no interest. For financial reporting purposes, the GHTV Subordinated Note was discounted to $8,978,000 as of the Effective Date to reflect an effective interest rate of 18%. In addition to the quarterly payments discussed above, in May 1993 and may 1994 the company received principal payments from GHTV under the GHTV note and the GBT Note of $160,167,000 and $2,000,000, respectively, in connection with the sale by GHTV of WTVT-TV on May 35, 1993 (see Note 5) and the release on May 31, 1994 of $2,000,000 of related sales proceeds held in escrow. In September 1994, the Company also received a principal payment from GHTV under the GHTV Subsidiary Notes of $35,372,000 in connection with the sale by GHTV of KSBW-TV and KSBY-TV on September 23, 1994 (see Note 5).

                              VAIL RESORTS, INC.

  In connection with the sale of KSBW-TV and KSBY-TV, on September 23, 1994 the remaining balance due to the Company by GHTV under the GHTV Subsidiary notes was written off in the total principal amount of $28,910,000 ($11,491,000 discounted amount for financial reporting purposes). This write-off had no impact on the Company's consolidated financial statements since, as discussed below, GHTV is included in the Company's consolidated financial statements and, accordingly, the GHTV Subsidiary Notes receivable included in the consolidated financial statements of the Company was eliminated against the GHTV Subsidiary Notes payable included in the consolidated financial statements of GHTV.

  Although a sale of GHTV occurred on the Effective Date and GHTV was a separate legal entity, the Company was to be the ultimate recipient of substantially all gains and/or losses of GHTV through payments under the GHTV Subsidiary Notes and because the Company had the ability to repurchase GHTV under certain circumstances, which purchase occurred on September 30, 1994 as discussed above. Accordingly, the accompanying consolidated statements of operations of the Company for the period from October 9, 1992 through September 30, 1993, and for the year ended September 30, 1994, include VRI, its wholly-owned subsidiaries and the operating results of GHTV. In connection with including the operating results of GHTV in the Company's consolidated statements of operations, the interest income recorded by the Company related to the GHTV Subsidiary Notes was eliminated against the related interest expense recorded by GHTV. Since GHTV had income following the elimination of the interest expense on the GHTV Subsidiary Notes, this income was initially deferred and then recognized as a component of the gain on disposal of subsidiaries operating in discontinued segments when GHTV was purchased by the Company as discussed below. As a result of the purchase by the Company of the stock of GHTV on September 30, 1994 (see Note 3). GHTV became a wholly-owned subsidiary of the Company and, accordingly, the consolidated balance sheets of the Company as of September 30, 1994 and 1995 include VRI and its wholly-owned subsidiaries, including GHTV. In connection with the sale of KSBW-TV and KSBY-TV and the purchase of GHTV, the Company recognized a net gain of $10,285,000 as a component of the gain on disposal of subsidiaries operating in discontinued segments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Cash and Cash Equivalents--The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

  Inventories--Inventories of beef products were primarily valued at the current market price in accordance with general industry practice prior to the sale of Packerland on August 31, 1994 (see Note 3). Other inventories are valued at the lower of cost, determined on the first-in, first-out (FIFO) method, or market. The Company hedged a portion of its live cattle and purchase commitments from market price fluctuations by entering into contracts on commodity exchanges. The results of these hedging transactions became part of the cost of the related inventory items.

  Property, Plant and Equipment--Property, plant and equipment is carried at cost net of accumulated depreciation. Depreciation is calculated generally on the straight-line method based on the following useful lives:

                                                                           YEARS
                                                                           -----
   Buildings and terminals................................................ 3-40
   Land improvements...................................................... 3-40
   Ski lifts..............................................................   15
   Ski trails.............................................................   20
   Machinery, equipment, furniture and fixtures........................... 3-12
   Automobiles and trucks.................................................  3-5

                              VAIL RESORTS, INC.

  The Term Special Use Permits allow the Company to operate ski lifts, trails, and related activities on United States Forest Service land and expire in 2031 for Vail and 2006 for Beaver Creek.

  Deferred Financing Costs--Costs incurred with the issuance of debt securities are included in deferred charges and other assets, net of accumulated amortization. Amortization is charged to income over the respective original lives of the applicable issues and is included as an other expense.

  Intangible Assets--Following the Effective Date, the amount allocated to "Reorganization Value in Excess of Amounts Allocable to Identifiable Assets" ("Excess Reorganization Value") represents the excess of the Company's reorganization value over the amounts allocated to the net tangible and other intangible assets of the Company (see Note 6). During the period from October 9, 1992 through September 30, 1993 and the year ended September 30, 1994 in previously issued financial statements, the Company amortized Excess Reorganization Value on a straight line basis over 40 years. The Company believes that it was justified in using a 40 year amortization period under generally accepted accounting principles. The Securities and Exchange Commission, however, believes that Excess Reorganization Value should be amortized over a period of no more than 20 years. The Company has agreed to restate the previously issued financial statements for these periods for the effect of using a 20 year amortization period for Excess Reorganization Value rather than a 40 year amortization period. The effect of this restatement was to increase amortization of intangible assets in the consolidated statements of operations of both periods by $1,047,000 and to reduce both income from continuing operations and net income for both periods by $1,047,000. Income per common share from continuing operations and net income per common share were both reduced by $.10 in both periods as a result of this restatement.

  The cost of other intangible assets with determinable lives is charged to operations based on their respective economic lives, which range 7 to 40 years using the straight line method. Accumulated amortization as of September 30, 1994 and 1995 was $13,140,000 and $19,695,000, respectively.

  The Company annually evaluates potential impairment of Excess Reorganization Value based upon the Company's historical and anticipated operating results. As of September 30, 1995, management believes that there has been no impairment of the Company's Excess Reorganization Value.

  Revenue Recognition--Resort revenues are recognized as services are performed. Revenues from real estate sales are accounted for as follows:

    A. Profit is not recognized until title has been transferred.

    B. Profit is deferred if the receivable is subject to subordination until such time as all costs have been recovered.

    C. Until the initial down payment and subsequent collection of principal and interest are by contract substantial, cash received from the buyer is reported as a deposit on the contract.

  The Company capitalizes as land held for sale the original acquisition cost (or appraised value as of the Effective Date), direct construction and development costs, property taxes, interest incurred on costs related to land under development, and other related costs (engineering, surveying, landscaping, etc.) until the property reaches its intended use. The cost of sales for individual parcels of real estate or condominium units within a project is determined using the relative sales value method. Selling expenses are charged against income in the period incurred.

  Income Taxes--The Company uses the liability method of accounting for income taxes as prescribed by Financial Accounting Standards Board Statement No. 109. The Company files a consolidated federal income tax

                              VAIL RESORTS, INC.

return along with its wholly owned subsidiaries. Subsequent to the Effective Date, GHTV and its wholly-owned subsidiaries filed a separate consolidated income tax return (see Note 1). As of September 30, 1994, in connection with the acquisition by the Company of the stock of GHTV from the GHTV Trust pursuant to the Repurchase Agreement (see Note 1), GHTV became a wholly-owned subsidiary of the Company.

  Common Stock--The Company's certificate of incorporation requires that if shares of Class A Common Stock are transferred by a holder to a person other than an affiliate of the holder, the shares transferred will be converted to an equal number of shares of Common Stock. The certificate of incorporation also allows a holder of Class A Common Stock to voluntarily convert his shares of Class A Common Stock to an equal number of shares of Common Stock. Through September 30, 1995, 981,957 shares of Class A Common Stock have been converted to shares of Common Stock. An additional 7,534 shares of Class A Common Stock have been converted to shares of Common Stock during the period ended April 30, 1996.

  Reporting Period--On October 14, 1993, by consent of the Company's board of directors, the fiscal year end of VRI and its corporate subsidiaries was changed to September 30 and the fiscal year end of Packerland and its subsidiaries was changed to the Sunday nearest September 30 (October 3, 1993). Prior to this change, the reporting period of these entities was the 52/53 week year ending on the Sunday nearest December 31. This change was made to conform the fiscal year end of these entities with Vail Associates and its subsidiaries, which operate on a September 30 fiscal year end. As a result of these changes in year ends, the consolidated financial statements of the Company for the period from October 9, 1992 through September 30, 1993 and for the years ended September 30, 1994 and 1995 include the operating results of the Company and all of its wholly-owned subsidiaries for these periods.

  Earnings (loss) per common share--Earnings (loss) per common share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect of stock grants, warrants and options (see Note 12). Pursuant to Securities and Exchange Commission rules for calculating earnings (loss) per common share in an initial public offering, all shares issued within twelve months of the offering, including common stock equivalents, are considered to be outstanding for all periods presented.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Reclassifications--Certain reclassifications have been made to the accompanying financial statements for the period from October 9, 1992 through September 30, 1993 and for the years ended September 30, 1994 and 1995, to conform to the current period presentation.

3. DISCONTINUED OPERATIONS

  On August 31, 1994, the Company sold 100% of the stock of Packerland to PPC Acquisition Co. ("PPC"), an entity owned in part by the existing management group of Packerland and the Company's chairman and chief executive officer for net cash proceeds totalling approximately $56,260,000 (see Note 5). The net gain resulting from this transaction of $10,678,000 is included in gain on disposal of subsidiaries operating in discontinued segments in the accompanying consolidated statements of operations for the year ended September 30, 1994, and the operations of Packerland for the period from October 9, 1992 through September 30, 1993 and for the year ended September 30, 1994 are included in income from discontinued operations. The Packerland portion of the gain on disposal of subsidiaries operating in discontinued segments included in the accompanying consolidated statement of cash flows for the year ended September 30, 1994 includes the net cash proceeds from the sale, reduced by the net assets of Packerland as of August 31, 1994 and other costs associated with the transaction. The net revenues of Packerland included in the consolidated statements of operations were $704,705,000 and $630,928,000 for the period from October 9, 1992 through September 30, 1993 and for the year ended September 30, 1994, respectively.

                              VAIL RESORTS, INC.

  On September 23, 1994, GHTV sold substantially all of the assets of its remaining operating subsidiaries, KSBW-TV and KSBY-TV, to an unaffiliated party for net cash proceeds totalling approximately $35,372,000. Following this sale, GHTV no longer had an ownership interest in subsidiaries engaged in the communications business. On September 30, 1994, the Company purchased the stock of GHTV from the GHTV Trust pursuant to the Repurchase Agreement (see
Note 1). As discussed in Note 1, the GHTV income following the elimination of interest expense was deferred until the Company repurchased GHTV on September 30, 1994. Accordingly, the consolidated statements of operations for the year ended September 30, 1994 and the period from October 9, 1992 through September 30, 1993 include no operating income for GHTV. The net gain resulting from this transaction of $10,285,000 is included in gain on disposal of subsidiaries operating in discontinued segments in the accompanying consolidated statements of operations for the year ended September 30, 1994.

  Corporate expense related to the communications segment has been classified as income from discontinued operations for the year ended September 30, 1994 based upon the corporate expenses directly attributable to GHTV in excess of the $250,000 expense reimbursement from GHTV during the year (see Note 9). No corporate expense has been classified as income from discontinued operations related to the communications segment for the period from October 9, 1992 through September 30, 1993 because the Company was fully reimbursed by GHTV for corporate expenses during this period pursuant to the Reimbursement Agreement between the Company and GHTV (see Note 9). Corporate expense related to Packerland has been classified as income from discontinued operations based upon the corporate expenses directly attributable to Packerland. Total corporate expense classified as income from discontinued operations totalled $654,000 and $762,000 for the period from October 9, 1992 through September 30, 1993 and for the year ended September 30, 1994, respectively. Corporate interest expense has been allocated to income from discontinued operations based upon the ratio of the net assets of Packerland and GHTV to the consolidated net assets of the Company. Total corporate interest expense allocated to income from discontinued operations totalled $13,235,000 and $4,033,000 for the period from October 9, 1992 through September 30, 1993 and the year ended September 30, 1994, respectively.

  In connection with the sales of Packerland, KSBW-TV and KSBY-TV, the Company retained certain contingent liabilities that are customary for transactions of this nature. The Company does not anticipate that these contingencies will have a material effect on either future financial results or liquidity.

4. ACQUISITIONS

  On November 30, 1993 Vail Associates purchased substantially all of the assets of Arrowhead for approximately $31,000,000 in cash. These assets include (i) approximately 1,200 acres of land on Arrowhead Mountain, including 180 acres of skiable terrain, (ii) approximately 1,000 acres of undeveloped real estate on, at the base of and adjacent to Arrowhead Mountain and (iii) the rights to designate, and receive the proceeds from, certain membership privileges to the Country Club of the Rockies ("CCR") golf club. Arrowhead is currently a year round resort which offers membership to CCR and skiing as amenities to home owners to promote real estate sales. Arrowhead Mountain and Beaver Creek Mountain are interconnected through certain ski trails, and it is anticipated that they will be interconnected by ski lift access for the 1996-1997 ski season. The majority of the $31,000,000 purchase price relates to undeveloped real estate and is included in real estate held for sale in the accompanying consolidated balance sheets as of September 30, 1994 and 1995.

  On April 5, 1994, Vail Associates purchased SaddleRidge for approximately $10,400,000 in cash. SaddleRidge is a 12 unit townhouse project with an adjoining clubhouse. Vail Associates has sold eleven of the townhouse units and currently operates the clubhouse.

                              VAIL RESORTS, INC.

5. LONG-TERM DEBT

  Long-term debt as of September 30, 1994, 1995 and April 30, 1996 is summarized as follows (in thousands):

                                                                    APRIL 30,
                                       SEPTEMBER 30, SEPTEMBER 30,    1996
                                           1994          1995      (UNAUDITED)
                                       ------------- ------------- -----------
Senior Subordinated Notes, due June
 30, 2002 (a).........................   $142,000      $117,147     $ 62,647
Industrial Development Bonds (b)......     38,727        37,903       37,903
Vail credit facility (c)..............     44,000        36,000        3,000
Other (d).............................        927           263          227
                                         --------      --------     --------
                                          225,654       191,313      103,777
  Less--current maturities............      1,487            63           63
                                         --------      --------     --------
                                         $224,167      $191,250     $103,714
                                         ========      ========     ========

- --------
(a) The Senior Subordinated Notes are unsecured, bear interest at 12 1/4% and mature on June 30, 2002. The Senior Secured Notes bore interest from June 30, 1992 through June 29, 1994 at LIBOR plus 1 1/2% and from June 30, 1994 through September 29, 1994, the date on which the Senior Secured Notes were redeemed as discussed below, at prime plus 1 1/2%.

  For financial reporting purposes, the $200,000,000 original face amount of the Senior Secured Notes was discounted to $190,108,000 in order to bear a projected effective interest rate of 9.25% based on market conditions as of the Effective Date. The Senior Secured Notes include amortization of original issue discount of $548,000 and $9,344,000, respectively, for the period from October 9, 1992 through September 30, 1993 and the year ended September 30, 1994. These amounts are included in interest expense in the accompanying consolidated statements of operations for these periods.

  On May 25, 1993, GHTV sold WTVT-TV for $163,250,000 in cash to a subsidiary of SCI. The net proceeds from this sale totalled $160,167,000 and were used by GHTV to reduce the outstanding balance of the GHTV Note and the GBT Note due to the Company (see Note 1.) The Company then redeemed $160,809,000 of Senior Secured Notes effective as of July 9, 1993. The outstanding principal amount of Senior Secured Notes following this redemption and as of September 30, 1993 was $39,191,000. On August 31, 1994, the Company sold 100% of the stock of Packerland to PPC, an entity owned in part by the existing management group of Packerland and the Company's chairman and chief executive officer at such time (see Note 3). The net cash proceeds from this sale totalled approximately $56,260,000. The Company paid $40,086,000 of these net cash proceeds to the trustee of the Senior Secured Notes, which was used to fully redeem the $39,191,000 of outstanding Senior Secured Notes, plus accrued interest on September 29, 1994.

  On September 23, 1994, GHTV sold substantially all of the assets of its remaining operating subsidiaries, KSBW-TV and KSBY-TV, for net cash proceeds totalling approximately $35,372,000 (see Note 3). These net cash proceeds were used by GHTV to reduce the outstanding balance of the GHTV Subsidiary Notes. The Senior Subordinated Note Indenture (the "Indenture") required that substantially all of these net cash proceeds, plus substantially all of the remaining net cash proceeds from the sale of Packerland following the redemption of the Senior Secured Notes discussed above, be used to offer to redeem Senior Subordinated Notes at 100% of the principal amount of the notes being redeemed. On November 15, 1994, the Company fulfilled its obligation to offer to redeem Senior Subordinated Notes by offering to redeem $50,440,000 of Senior Subordinated Notes at 100% of the principal amount of the notes being redeemed, plus accrued interest. This offer expired on December 14, 1994. Holders of $24,853,000 of Senior Subordinated Notes accepted the Company's offer and on December 15, 1994, the Company paid

                              VAIL RESORTS, INC.

  $25,488,000 to the trustee under the Senior Subordinated Notes which was used to fully redeem the notes tendered, plus accrued interest, through December 14, 1994. The Indenture places no investment restrictions on the excess of the amount of the redemption offer over the principal amount of the notes redeemed ($25,587,000).

  The Company redeemed $30,000,000 and $24,500,000 principal amounts of Senior Subordinated Notes on December 11, 1995 and February 2, 1996, respectively, pursuant to the optional redemption provisions of the Indenture. Under these provisions, the Company was required to pay a call premium in the amount of 5% of the principal redeemed for each of these redemptions.

  The Company, pursuant to the covenants in the Indenture, may not incur additional indebtedness unless expressly permitted in the Indenture; make certain Restricted Payments (as defined in the Indenture); sell assets of the Company or its subsidiaries unless within the guidelines set forth in the Indenture; engage in certain transactions with affiliates; or make certain acquisitions in excess of specific limitations.

(b) The Industrial Development Bonds mature in August 2009 with interest payable semiannually at 8%.

(c) The Company refinanced its previous credit facility on March 31, 1995. The new credit facilities (collectively the "Credit Facility") provides for total availability of $135,000,000 which is comprised of a $105,000,000 Revolver ("Facility A") and a $30,000,000 Revolver ("Facility B"). Facility A requires that no more than $75,000,000 be outstanding for a 30 day period each year. However, because of the long term nature of Facility A, all amounts outstanding are considered to be noncurrent liabilities. Facility A also requires a principal reduction of $25,000,000 on March 31, 1999 with the remaining principal balance due on March 31, 2000. Facility B requires principal reductions of $10,000,000 on March 31, 1997, 1998 and 1999. The Credit Facility is available for the seasonal working capital needs of the Company and for capital expenditures and other general corporate purposes, including the issuance of up to $50,000,000 of letters of credit ("LOC"). Interest on outstanding advances under the Credit Facility is payable monthly or quarterly at rates based upon either LIBOR plus a margin (ranging from .75% to 2.0%) or prime plus a margin (up to .25%). These rates fluctuate depending on the ratio of funded debt to resort cash flow as defined in the Credit Facility. The Company is also required to pay an unused commitment fee ranging from .25% to .375%. Of the $50,000,000 of LOC availability, approximately $45,000,000 will ultimately be used to credit enhance the Smith Creek Metropolitan District revenue bonds (see Note 10). As of September 30, 1995 and March 31, 1996, the Company had $27,600,000 and $27,581,000, respectively, of LOC's outstanding related to this credit enhancement and is using approximately $6,300,000 and $6,100,000, respectively, of LOC's for other Vail Associates corporate purposes. Fees for LOC's outstanding are payable when LOC's are issued at rates ranging from .875% to 2.125%. Vail Associates is permitted under the Credit Facility to make 1) quarterly dividend payments to the Company in the amount of net cash proceeds from real estate sales,
    2) annual dividend payments based upon annual excess cash flow excluding cash proceeds from real estate sales, and 3) management fee payments not to exceed $3,000,000 per year. The Credit Facility and the Industrial Development Bonds (see (b) above are secured by the stock of the subsidiaries of Vail Associates and the permits granted by the United States Forest Service (see Note 2).

(d) The other obligations provide for various interest rate and maturities from 1996 to 1999.

                               VAIL RESORTS, INC.

  Aggregate maturities for debt outstanding based on the terms of Facility A discussed above, are as follows (in thousands):

                                                           AS OF        AS OF
                                                       SEPTEMBER 30,  APRIL 30,
                                                           1995         1996
                                                       ------------- -----------
                                                                     (UNAUDITED)
Due during year ending September 30:
  1996................................................   $     63     $     63
  1997................................................         63           63
  1998................................................         63           63
  1999................................................         63           63
  2000................................................         11           11
  Thereafter..........................................    191,050      103,514
                                                         --------     --------
    Total debt........................................   $191,313     $103,777
                                                         ========     ========

6. SUPPLEMENTARY BALANCE SHEET INFORMATION (IN THOUSANDS)

  The composition of property, plant and equipment follows:

                                        SEPTEMBER 30, SEPTEMBER 30,  APRIL 30,
                                            1994          1995         1996
                                        ------------- ------------- -----------
                                                                    (UNAUDITED)
Land and land improvements.............   $ 68,164      $ 70,172     $ 68,243
Buildings and terminals................     62,266        65,812       64,612
Machinery and equipment................     61,058        65,123       73,552
Automobiles and trucks.................      1,969         2,847        3,738
Furniture and fixtures.................      6,310        11,152       12,819
Construction in progress...............     13,683        17,421        7,347
                                          --------      --------     --------
                                           213,450       232,527      230,311
Accumulated depreciation and amortiza-
 tion..................................    (16,553)     ( 27,376)     (33,707)
                                          --------      --------     --------
                                          $196,897      $205,151     $196,604
                                          ========      ========     ========

  The composition of intangible assets follows:

                                        SEPTEMBER 30, SEPTEMBER 30,  APRIL 30,
                                            1994          1995         1996
                                        ------------- ------------- -----------
                                                                    (UNAUDITED)
Trademarks.............................   $ 39,041      $ 38,012       37,412
Other intangible assets................     26,610        23,131       20,270
Reorganization Value in excess of
 amounts allocable to identifiable
 assets (Note 2).......................     34,619        32,264       30,971
                                          --------      --------     --------
                                          $100,270      $ 93,407     $ 88,653
                                          ========      ========     ========

                              VAIL RESORTS, INC.

  The composition of accounts payable and accrued expenses follows:

                                         SEPTEMBER 30, SEPTEMBER 30,  APRIL 30,
                                             1994          1995         1996
                                         ------------- ------------- -----------
                                                                     (UNAUDITED)
Trade payables..........................    $ 9,052       $13,948      $ 5,631
Accrued interest........................      1,065         8,092        1,504
Accrued salaries and wages..............      5,277         5,775        5,937
Other accruals..........................      8,593         7,790        8,938
                                            -------       -------      -------
                                            $23,987       $35,605      $22,010
                                            =======       =======      =======

7. PENSION AND PROFIT SHARING

  The Company had a defined benefit pension plan covering certain employees. The plan also included participants who were employees of certain companies which have been sold. The accrued benefits for those plan participants became vested as of the date of sale, with no additional benefits to be accrued. Benefits were earned based on years of service and the employee's average earnings. The Company funded minimum amounts required by ERISA.

  During 1992, the plan was terminated. In connection with the termination of the plan, a group annuity contract was purchased for $2,477,000 for settlement of substantially all remaining plan obligations, leaving approximately $7,260,000 in the plan. The Company received $6,760,000 of this amount from the plan during the period from October 9, 1992 through September 30, 1993 and paid federal excise tax totaling $1,352,000 during that year. The remaining $500,000 of this amount was received during the year ended September 30, 1994 and the Company paid federal excise tax totalling $93,000 during that year.

  The Company also has certain defined contribution plans, the most significant of which covers all permanent employees and a majority of the full-time seasonal employees of Vail.

  Total pension and profit sharing plan expense recognized by the Company for the period from October 9, 1992 through September 30, 1993 and the years ended September 30, 1994 and 1995 was $693,000, $784,000 and $493,000 respectively.

8. INCOME TAXES

  The Company utilizes the liability method of accounting for income taxes as required by Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (FASB 109).

  At October 8, 1992, the Company had net operating loss (NOL) carryforwards for federal income tax purposes of $575 million ("Effective Date NOLs"). Due to discharge of indebtedness income relating to the restructuring, these NOLs were reduced by $214 million. Pursuant to Section 382 of the Internal Revenue Code (IRC), due to the change in control of the Company as described in Note 1, the Company will be limited in its use of these NOLs which exist on the Effective Date. The Company will be able to use Effective Date NOLs to the extent of approximately $8 million per year in each of the 15 years subsequent to the Effective Date. In addition, the Company will be able to use Effective Date NOLs to the extent that built-in gains (excess of fair market value over tax basis at October 8, 1992) are recognized on asset sales which occur through October 8, 1997. Accordingly, at October 8, 1992 the financial statements reflect the benefit of the expected use of $120 million of Effective Date NOLs. As the likelihood is low that the Company will be able to recognize a significant portion of the remaining Effective Date NOLs, the accompanying financial statements and tables of deferred tax items below do not recognize any benefits related to the remaining Effective Date NOLs, except to the extent

                              VAIL RESORTS, INC.

realized. To the extent any additional tax benefits from these Effective Date NOLs are recognized, there will be a reduction to the reorganization value in excess of amounts allocable to identifiable assets recorded at October 8, 1992. During the years ended September 30, 1994 and 1995, the Company recognized the benefit of Effective Date tax attributes which were recorded as reductions to the reorganization value in excess of amounts allocable to identifiable assets of $2,764,000 and $278,000, respectively. At September 30, 1995. the Company has total federal NOL carryforwards of approximately $380 million for income tax purposes that expire in years 2002 through 2008, $65 million of which are not subject to any Section 382 limitation.

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of September 30, 1994 and 1995 are as follows (in thousands):

                             SEPTEMBER 30, 1994          SEPTEMBER 30, 1995
                         --------------------------- ---------------------------
                            CURRENT     NON-CURRENT     CURRENT     NON-CURRENT
                         ------------- ------------- ------------- -------------
                            ASSETS        ASSETS        ASSETS        ASSETS
                         (LIABILITIES) (LIABILITIES) (LIABILITIES) (LIABILITIES)
                         ------------- ------------- ------------- -------------
Fixed assets...........     $  --        $(41,116)      $  --        $(41,578)
Interest on notes......        227          2,416          216          1,822
Intangible assets......        --         (22,920)         --         (21,516)
Deferred compensation..        384            607          124            270
Bad debts..............        470            --           200            --
NOL carryover..........      7,004         47,895        7,182         49,881
Valuation allowance....       (699)       (16,226)         --         (19,535)
Minimum tax credit.....        --             300          --             595
All other..............      2,414          2,344        1,778            761
                            ------       --------       ------       --------
  Net Total............     $9,800       $(26,700)      $9,500       $(29,300)
                            ======       ========       ======       ========

  Significant components of the provision (credit) for income taxes from continuing operations are as follows (in thousands):

                                PERIOD FROM
                              OCTOBER 9, 1992       YEAR ENDED      YEAR ENDED
                                  THROUGH       SEPTEMBER 30, 1994 SEPTEMBER 30,
                             SEPTEMBER 30, 1993        1994            1995
                             ------------------ ------------------ -------------
Current:
  Federal...................       $ --               $  447          $  621
  State.....................          23                 235             354
                                   -----              ------          ------
    Total current...........          23                 682             975
Deferred:
  Federal...................         110                 347           2,066
  State.....................        (989)                928             834
                                   -----              ------          ------
    Total deferred..........        (879)              1,275           2,900
                                   -----              ------          ------
                                   $(856)             $1,957          $3,875
                                   =====              ======          ======

                              VAIL RESORTS, INC.

  A reconciliation of the income tax provision (credit) from continuing operations and the amount computed by applying the U.S. federal statutory income tax rate to income (loss) from continuing operations before income taxes is as follows (in thousands):

                                    PERIOD FROM
                                  OCTOBER 9, 1992    YEAR ENDED
                                      THROUGH       SEPTEMBER 30,  YEAR ENDED
                                 SEPTEMBER 30, 1993     1994      SEPTEMBER 30,
                                      (NOTE 2)        (NOTE 2)        1995
                                 ------------------ ------------- -------------
At U.S. federal income tax
 rate..........................        $ (351)         $  951        $2,505
State income tax, net of fed-
 eral benefit..................          (763)            270           714
Net operating loss reduction--
 restructuring.................         6,010             --            --
Unused net operating loss......         2,794             --            --
Loss allocated to different pe-
 riod for tax purposes.........        (9,235)            --            --
Officers life insurance........           --               17            33
Excess reorganization value am-
 ortization....................           694             754           727
Other..........................            (5)            (35)         (104)
                                       ------          ------        ------
                                       $ (856)         $1,957        $3,875
                                       ======          ======        ======

9. RELATED-PARTY TRANSACTIONS

  The Company provided administrative and other services to GHTV subsequent to the Effective Date pursuant to a Reimbursement Agreement between the Company and GHTV. Under the Reimbursement Agreement, GHTV reimbursed the Company for all costs incurred directly by the Company on behalf of GHTV, and for its allocated share of all Company corporate salaries and overhead expenses. In connection with the sale of WTVT-TV on May 25, 1993, the Reimbursement Agreement was amended to limit the GHTV reimbursement to the Company to $250,000 per year. The Company received $250,000 and $1,401,000 of expense reimbursements related to the Reimbursement Agreement during the year ended September 30, 1994 and the period from October 9, 1992 through September 30, 1993, respectively. As a result of the purchase by the Company of the stock of GHTV (see Note 1), the Reimbursement Agreement was no longer in effect subsequent to September 30, 1994.

  GHTV, along with the Company and some of its subsidiaries, were previously covered by common group insurance and fringe benefit plans, some of which were partially self-insured. GHTV's allocated share of costs related to these benefit plans which were reimbursed to the Company totaled $482,000 and $925,000 for the year ended September 30, 1994 and the period from October 9, 1992 through September 30, 1993, respectively. As a result of the sale of KSBW-TV and KSBY-TV on September 23, 1994 (see Note 1), GHTV no longer incurred costs for group insurance and fringe benefit plans.

  GHTV also participated with the Company in sharing the cost of master policies for business insurance coverage. Business insurance expense allocated to GHTV totaled $278,000 and $500,000 for the year ended September 30, 1994 and the period from October 9, 1992 through September 30, 1993, respectively. As a result of the sale of KSBW-TV and KSBY-TV on September 23, 1994 (see Note
1), GHTV no longer incurred costs for business insurance.

  The Company utilized related companies for repair, maintenance and leasing of transportation equipment. Services totalling $881,000 and $1,134,300 were purchased in the year ended September 30, 1994, and the period from October 9, 1992 through September 30, 1993, respectively. As a result of the sale of Packerland on August 31, 1994 (see Note 3), these costs were no longer incurred subsequent to that date.

                              VAIL RESORTS, INC.

  Receivables totaling $1,034,000 were due from George N. Gillett, Jr. ("GNG") as of October 8, 1992. GNG filed a petition of voluntary bankruptcy under Chapter 7 with the United States Bankruptcy Court on August 13, 1992, and, accordingly, as of that date any ownership interest of GNG in the entities discussed above was transferred to the trustee appointed in connection with the GNG bankruptcy proceedings. The Company provided an allowance for doubtful accounts of $1,034,000 prior to the Effective Date and wrote the majority of this receivable off against the reserve for doubtful accounts during the period from October 9, 1992 through September 30, 1993, with the remaining balance fully reserved. GNG was discharged from bankruptcy on July 27, 1993 and the Company received total distributions in the GNG bankruptcy case of $370,000 which were recognized as a component of other income during the year ended September 30, 1995.

  In connection with the GNG bankruptcy case, the company, GNG and the trustee appointed in the GNG bankruptcy case entered into an agreement to resolve certain disputes between these parties related to the GNG bankruptcy case. The agreement required the Company to pay to the trustee $1,575,000, $375,000 of which was paid during the period from October 9, 1992 through September 30, 1993 and $1,200,000 of which was included in the accounts payable and accrued expenses as of September 30, 1993 and paid during the year ended September 30, 1994. The $1,575,000 expense is included in other income (expense) during the period from October 9, 1992 through September 30, 1993. In connection with this agreement, GNG's employment agreement was amended to 1) reduce the initial term of the employment agreement from 7 years to 5 years and 2) provide for up to $600,000 to be contributed by GNG to a medical research foundation in Vail, Colorado (see Note 10).

  Under the Company's debt instruments, the Company is permitted to pay up to $500,000 per year for management services and related expenses to an affiliate of the majority holder of the Company's common stock. This arrangement was approved by the Board of Directors of the Company in 1993. The Company recognized $500,000 of corporate expenses related to this arrangement during both the years ended September 30, 1995 and 1994 and the period from October 9, 1992 through September 30, 1993.

  In connection with the sale by GHTV of WTVT (see Note 5), GNG and certain other employees received incentive payments totalling $3,239,000. These payments are included in gain (loss) on disposal of subsidiaries operating in discontinued segments in the accompanying consolidated statements of operations for the period from October 9, 1992 through September 30, 1993. In connection with (1) the payment to GHTV in May 1994 of $2,000,000 of sales proceeds related to the sale of WTVT-TV in May 1993 that were held in escrow,
(2) the sale by GHTV of KSBW-TV and KSBY-TV (see Note 3), and (3) the same by the Company of Packerland (see Note 3), GNG and certain employees received incentive payments totalling $1,341,000. These payments are included in gain
(loss) on disposal of subsidiaries operating in discontinued segments in the accompanying statements of operations for the year ended September 30, 1994.

10. COMMITMENTS AND CONTINGENCIES

  Vail Associates has effective control of the Beaver Creek Resort Company (Resort Company), a non-profit entity formed for the benefit of property owners in Beaver Creek. Vail Associates has agreed to relinquish its right to appoint certain directors effective December 31, 1995, and subsequent to that date may no longer have effective control of the Resort Company. As of April 30, 1996, Vail Associates still controls the Board. Vail Associates has a management agreement with the Resort Company, renewable for one-year periods, to provide management services on a fixed fee basis without any profit. In accordance with a cash flow agreement, Vail Associates will fund the operating losses of the Resort Company, including debt service, until such time as the Resort Company's assessments enable it to fully meet its operating requirements and retire its debt. During fiscal years 1991 through 1995 and the seven months ended April 30, 1996, the Resort Company was able to meet its operating requirements through its own operations.

                              VAIL RESORTS, INC.

  In March 1995, the Smith Creek Metropolitan District ("SCMD") and the Bachelor Gulch Metropolitan District ("BGMD") were organized as quasi-municipal corporations and political subdivisions of the State of Colorado. It is contemplated that the two districts will cooperate in the financing, construction and operation of basic public infrastructure serving the BGMD. SCMD was organized primarily to own, operate and maintain water, street, traffic and safety, transportation, fire protection, emergency medical, parks and recreation, television relay and translation, sanitation and certain other facilities and equipment of the BGMD. SCMD is comprised of approximately 150 acres of open space land owned by the Company and members of the Board of Directors of the SCMD. The BGMD is located adjacent to the SCMD and covers an area of approximately 1,250 acres of land in an unincorporated portion of Eagle County, Colorado between the Beaver Creek and Arrowhead ski mountains. All of the land in the BGMD has received final approval by Eagle County for development as two planned unit developments including various single family, two-family, cluster home and townhouse units and related uses. All of the land in the BGMD is currently owned by the Company. The Company is currently preparing to offer the land for sale to persons, including builders, who may construct up to 600 units of various dwelling types over the next several years.

  Of the $50 million of letter of credit availability under the Company's Credit Facility (see Note 5), approximately $45 million will ultimately be used to credit enhance the SCMD revenue bonds in order to secure the timely payment of principal and interest on the bonds. Currently, SCMD has issued $26,000,000 of revenue bonds which have been credit enhanced with a $27,600,000 letter of credit issued under the Credit Agreement. The SCMD bonds are variable rate bonds which mature on October 1, 2035.

  Vail Associates and GNG are parties to an agreement to raise or fund $3,000,000 to be contributed to a medical research foundation in Vail, Colorado. Because Company management previously believed that Vail Associates might be required to contribute as much as $2,100,000 in 1995, the $2,100,000 was reflected as a long-term liability in the accompanying September 30, 1994 balance sheet. Other income (expense) in the accompanying consolidated statements of operations includes $600,000 and $300,000 of income during the period from October 9, 1992 through September 30, 1993 and the year ended September 30, 1994, respectively, resulting from adjusting the estimated potential obligation of $3,000,000 that was recorded as of the Effective Date. During the year ended September 30, 1995, the Company paid $500,000 and was informed by the medical research foundation that it had no future obligations related to this agreement. Accordingly, the accompanying consolidated statement of operations for the year ended September 30, 1995 includes other income of $1,600,000 related to the final resolution of this matter.

  In June, 1995, Vail Associates entered into an agreement with Cordillera Valley Club Investors Limited partnership and Stag Gulch Partners to purchase 100 Cordillera Club memberships for resale to purchasers of residential lots. The obligation to purchase memberships is secured by a $5,500,000 Letter of Credit. As of September 30, 1995, $850,000 had been paid in connection with this agreement. During the seven months ended April 30, 1996, Vail Associates sold all of the memberships related to the initial $850,000 payment and made an additional payment of $722,500.

11. BUSINESS SEGMENTS

  As a result of the sale of Packerland on August 31, 1994 (see Note 3) and the sale of KSBW-TV and KSBY-TV on September 23, 1994 (see Note 3), the Company now operates only in the Resorts segment. The accompanying statements of operations subsequent to the Effective Date present the operations of the Communications and Beef Products segments as discontinued.

12. STOCK GRANTS, OPTIONS AND WARRANTS

  Pursuant to an employment agreement, GNG had the right to earn, as additional performance-based compensation over the three year period ending on the third anniversary of the Effective Date, 357,488 shares of

                              VAIL RESORTS, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

Class 2 Common Stock. As of April 30, 1996, GNG has been issued all 357,488 shares pursuant to this agreement. In addition GNG earned, as additional performance-based compensation over the three year period ending on the third anniversary of the Effective Date, warrants (with an exercise price of $13.70 per share) for an additional 204,082 shares of Common Stock. In addition, on the third anniversary of the Effective Date, GNG earned, as additional performance-based compensation, long-term stock options (with an exercise price of $23.67 per share, increasing 20% per year) for 582,404 shares of Common Stock. These warrants and long-term stock options have all been issued to GNG.

  The Company has adopted a stock option plan pursuant to which options covering an aggregate of 822,750 shares of Common Stock may be issued to key employees, directors, consultants, and advisors of the Company or its subsidiaries. Options covering 783,650 shares of common stock have been issued to various key executives of Vail Associates. All of the options vest in equal installments over five years, with exercise prices ranging from $13.70 per share to $20.00 per share. Effective October 1, 1995, the Company increased the number of options available for grant under the stock option plan by 200,005 and issued options to purchase 113,000 shares at an exercise price of $21.50 to employees of the Company. The options vest in equal increments at the end of each of the five one-year periods beginning on the grant date. As of April 30, 1995, 394,604 of these options were exercisable. Under certain circumstances the option plan would provide for loans by the Company to employees collateralized by such employees' vested options in the event of need.

13. SUBSEQUENT EVENTS

  On June 3, 1996, the Company's Board of Directors changed the name of the Company to Vail Resorts, Inc. and the name of the Company's Common Stock from Class 1 and Class 2 to Class A Common Stock and Common Stock, respectively. In addition the common stock authorized increased to 20,000,000 shares of Class A Common Stock and 40,000,000 shares of Common Stock. All of the above items have been reflected in the Company's financial statements. The Company's Board of Directors also authorized a Common Stock and Class A Common Stock split of up to 3 for 1 prior to the date of a public stock offering.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CON-NECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH OTHER IN-FORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER, ANY UNDERWRITER OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, TO ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AF-FAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Available Information....................................................   2
Incorporation of Certain Information by Reference........................   2
Prospectus Summary.......................................................   3
Summary Consolidated Financial and Operating Data........................   8
Risk Factors.............................................................  10
Use of Proceeds..........................................................  13
Dividend Policy..........................................................  13
Dilution.................................................................  14
Capitalization...........................................................  15
Selected Consolidated Financial Data.....................................  16
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  18
Business.................................................................  22
Management...............................................................  46
Summary Compensation Table...............................................  51
Principal and Selling Stockholders.......................................  54
Certain Transactions.....................................................  55
Description of Certain Indebtedness......................................  56
Description of Capital Stock.............................................  58
Shares Eligible for Future Sale..........................................  61
Certain United States Federal Tax Consequences to Non-United States
 Holders of Common Stock.................................................  61
Underwriting.............................................................  64
Notice to Canadian Residents.............................................  66
Legal Matters............................................................  68
Experts..................................................................  68
Index to Financial Statements............................................ F-1

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                       SHARES


LOGO
                                                                            LOGO

                               VAIL RESORTS, INC.

                                  COMMON STOCK

                                ----------------

                                   PROSPECTUS

                                ----------------

                            BEAR, STEARNS & CO. INC.

                            SCHRODER WERTHEIM & CO.

                                       , 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                 [INTERNATIONAL PROSPECTUS -- ALTERNATIVE PAGE]
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED JUNE 6, 1996

PROSPECTUS

                                       SHARES
LOGO                                                                        LOGO
                               VAIL RESORTS, INC.

                                  COMMON STOCK

  Of the     shares of Common Stock, $.01 par value per share (the "Common
Stock"), offered hereby, shares will be sold by Vail Resorts, Inc. (the "Company") and shares will be sold by certain Selling Stockholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

  A total of     shares (the "International Shares") are being offered outside of the United States and Canada (the "U.S. Offering") by the U.S. Underwriters,
and     shares (the "U.S. Shares") are being offered in the United States and
Canada (the "International Offering") by the Managers. The initial public offering price and the underwriting discounts and commissions are identical for both the International Offering and the U.S. Offering (collectively, the "Offerings").

  The outstanding capital stock of the Company consists of the Common Stock and the Class A Common Stock, $.01 par value per share (the "Class A Common Stock"). The Common Stock and Class A Common Stock are substantially identical, except that holders of Class A Common Stock elect a class of directors that constitutes two-thirds of the Board of Directors and holders of Common Stock elect a class of directors that constitutes one-third of the Board of Directors. See "Description of Capital Stock."

  Prior to the Offerings, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be
between $    and $    per share. See "Underwriting" for a discussion of the
factors considered in determining the initial public offering price. Up to
of the shares will be reserved for sale to approximately    persons who are
directors, officers or employees of, or are otherwise associated with, the Company. See "Underwriting."

  The Company intends to apply for the listing of the Common Stock on The New York Stock Exchange under the symbol "MTN."

  SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
   CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                          UNDERWRITING              PROCEEDS TO
                                         DISCOUNTS AND  PROCEEDS TO   SELLING
                         PRICE TO PUBLIC COMMISSIONS(1) COMPANY(2)  STOCKHOLDERS
- --------------------------------------------------------------------------------
Per Share..............       $               $            $            $
- --------------------------------------------------------------------------------
Total(3)...............       $              $             $           $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) See "Underwriting" for indemnification arrangements with the Managers and the U.S. Underwriters.
(2) Before deducting expenses payable by the Company, estimated at $   .
(3) The Selling Stockholders have granted to the Managers and the U.S.
    Underwriters 30-day options to purchase in the aggregate up to   additional
    shares of Common Stock solely to cover over-allotments, if any. If the options are exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Selling Stockholders will be
    $   , $   and $   , respectively. See "Underwriting."

                                  -----------

  The International Shares are offered by the several Managers, subject to prior sale, when, as and if delivered to and accepted by them and subject to certain conditions, including the approval of certain legal matters by counsel. The Managers reserve the right to withdraw, cancel or modify the International Offering and to reject orders in whole or in part. It is expected that delivery of the International Shares will be made against payment therefor on or
about   , 1996, at the offices of Bear, Stearns International Limited, 245 Park
Avenue, New York, New York 10167.

                                  -----------

BEAR, STEARNS INTERNATIONAL LIMITED                                    SCHRODERS


                                       , 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CON-NECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH OTHER IN-FORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER, ANY UNDERWRITER, ANY MANAGER OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICI-TATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, TO ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHO-RIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITA-TION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMA-TION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Available Information....................................................   2
Incorporation of Certain Information by Reference........................   2
Prospectus Summary.......................................................   3
Summary Consolidated Financial and
 Operating Data..........................................................   8
Risk Factors.............................................................  10
Use of Proceeds..........................................................  13
Dividend Policy..........................................................  13
Dilution.................................................................  14
Capitalization...........................................................  15
Selected Consolidated Financial Data.....................................  16
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  18
Business.................................................................  22
Management...............................................................  46
Summary Compensation Table...............................................  51
Principal and Selling Stockholders.......................................  54
Certain Transactions.....................................................  55
Description of Certain Indebtedness......................................  56
Description of Capital Stock.............................................  58
Shares Eligible for Future Sale..........................................  61
Certain United States Federal Tax Consequences to Non-United States
 Holders of Common Stock.................................................  61
Underwriting.............................................................  64
Notice to Canadian Residents.............................................  66
Legal Matters............................................................  68
Experts..................................................................  68
Index to Financial Statements............................................ F-1

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                       SHARES


LOGO
                                                                            LOGO

                               VAIL RESORTS, INC.

                                  COMMON STOCK

                                ----------------

                                   PROSPECTUS

                                ----------------

                      BEAR, STEARNS INTERNATIONAL LIMITED

                                   SCHRODERS

                                       , 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, incurred in connection with the sale of Common Stock being registered (all amounts are estimated except the SEC registration fee, the NASD filing fee and the New York Stock Exchange listing fee). The Company will bear all expenses incurred in connection with the sale of the Common Stock being registered hereby.

   SEC Registration Fee................................................ $51,724
   NASD Filing Fee.....................................................  15,500
   New York Stock Exchange Listing Fee.................................      *
   Printing............................................................      *
   Legal Fees and Expenses.............................................      *
   Accounting Fees and Expenses........................................      *
   Blue Sky Fees and Expenses..........................................      *
   Stock Certificates and Transfer Agent Fees..........................      *
   Miscellaneous.......................................................      *
                                                                        -------
     Total............................................................. $    *
                                                                        =======

- --------
* To be completed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law (the "DGCL") makes provision for the indemnification of officers and directors of corporations in terms sufficiently broad to indemnify the officers and directors of the registrant under certain circumstances for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Act").

  The Company's Restated Certificate of Incorporation (the "Certificate") provides that to the fullest extent permitted by Delaware Law or other applicable law, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under current Delaware Law, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and
(iv) for any transaction from which the director derives an improper personal benefit. The effect of the provision of the Certificate is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company's Restated Bylaws (the "Bylaws") provide that the Company shall indemnify its directors, officers and employees to the fullest extent permitted by applicable law.

  The Bylaws provide that the Company may indemnify any person who is or was involved in any manner or is threatened to be made so involved in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action suit or proceeding by or in the right of the registrant to procure a judgment in its town), by reason of the fact that he is or was or had agreed to become a director, officer or employee of the registrant or is or was or had agreed to become at the request of the board or an officer of the registrant a director, officer or employee of another corporation, partnership, joint venture, trust or other entity against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding.

ITEM 16. EXHIBITS.

  (a) Exhibits

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
  *1.1    Form of Underwriting Agreement.
   3.1    Restated Certificate of Incorporation of the Company.
   3.2    Restated By-Laws of the Company.
  *5.1    Opinion of Cahill Gordon & Reindel as to the legality of the Common
          Stock.
  10.1    Management Agreement by and between Beaver Creek Resort Company of
          Colorado and Vail Associates, Inc. (Incorporated by reference to
          Exhibit 10.1 of the Registration Statement on Form S-4 of Gillett
          Holdings, Inc. (Registration No. 33-52854) including all amendments thereto).
  10.2    Forest Service Term Special Use Permit for Beaver Creek ski area.
          (Incorporated by reference to Exhibit 10.2 of the Registration
          Statement on Form S-4 of Gillett Holdings, Inc. (Registration No. 33-
          52854) including all amendments thereto).
  10.3    Forest Service Special Use Permit for Beaver Creek ski area.
          (Incorporated by reference to Exhibit 10.3 of the Registration
          Statement on Form S-4 Gillett Holdings, Inc. (Registration No. 33-
          52854) including all amendments thereto).
  10.4    Forest Service unified Permit for Vail ski area. (Incorporated by reference to Exhibit 10.4 of the Registration Statement on Form S-4
          of Gillett Holdings, Inc. (Registration No. 33-52854) including all amendments thereto).
 *10.5    Employment Agreement dated [  ] between the Company and Andrew P.
          Daly.
 *10.6    Employment Agreement dated [  ] between the Company and James Kent
          Myers.
  10.7    Joint Liability Agreement by and among Gillett Holdings, Inc. and the subsidiaries of Gillett Holdings, Inc. (Incorporated by reference to
          Exhibit 10.10 of the Registration Statement on Form S-4 of Gillett
          Holdings, Inc. (Registration No. 33-52854) including all amendments thereto).
  10.8(a) Management Agreement between Gillett Holdings, Inc. and Gillett Group
          Management, Inc. dated as of the Effective Date. (Incorporated by reference to Exhibit 10.11 of the Registration Statement on Form S-4
          of Gillett Holdings, Inc. (Registration No. 33-52854) including all amendments thereto).
  10.8(b) Amendment to Management Agreement by and among the Company and its subsidiaries dated as of November 23, 1993. (Incorporated by reference to Exhibit 10.12(b) of the report on Form 10-K of Gillett
          Holdings, Inc. for the period from October 9, 1992 through September
          30, 1993).
  10.9(a) Tax Sharing Agreement between Gillett Holdings, Inc. dated as of the
          Effective Date. (Incorporated by reference to Exhibit 10.12 of the
          Registration Statement on Form S-4 of Gillett Holdings, Inc.
          (Registration No. 33-52854) including all amendments thereto).
  10.9(b) Amendment to Tax Sharing Agreement by and among the Company and its subsidiaries dated as of November 23, 1993. (Incorporated by reference to Exhibit 10.13(b) of the report on Form 10-K of Gillett
          Holdings, Inc. for the period from October 9, 1992 through September
          30, 1993).
  10.10   Form of Gillett Holdings, Inc. Deferred Compensation Agreement for
          certain GHTV employees. (Incorporated by reference to Exhibit
          10.13(b) of the Registration Statement on Form S-4 of Gillett
          Holdings, Inc. (Registration No. 33-528540) including all amendments thereto).

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
 10.11(a) Credit Agreement dated as of March 31, 1995 among The Vail
          Corporation, the Banks named therein and NationsBank of Texas, N.A., as issuing banks and agent. (Incorporated by reference to Exhibit
          10.12(a) of the report on Form 10-Q of Gillett Holdings, Inc. for the quarterly period ended March 31, 1995).
 10.11(b) Second Amended and Restated Credit Agreement dated as of March 31,
          1995 among The Vail Corporation, the banks named therein and
          NationsBank of Texas, N.A., as issuing banks and agent. (Incorporated by reference to Exhibit 10.12(b) of the report on Form 10-Q of
          Gillett Holdings, Inc. for the quarterly period ended March 31,
          1995).
 10.11(c) Pledge Agreement dated as of March 31, 1995 among Gillett Holdings,
          Inc. and NationsBank of Texas, N.A. as agent. (Incorporated by reference to Exhibit 10.12(c) of the report on Form 10-Q of Gillett
          Holdings, Inc. for the quarterly period ended March 31,1995).
 10.11(d) Guaranty dated as of November 23, 1993 by subsidiaries named therein for the benefit of NationsBank of Texas, NA., as agent. (Incorporated by reference to Exhibit 10.17(b) of the report on Form 10-K of
          Gillett Holdings, Inc. for the period from October 9, 1992 through
          September 30, 1993).
 10.11(e) Collateral Agency Agreement dated as of November 23, 1993 among Vail
          Associates, Inc., The Vail Corporation, Beaver Creek Associates, Inc.
          NationsBank of Texas, N.A., as Collateral agent and agent, Colorado
          National Bank as Beaver Creek Indenture Trustee and Vail Indenture
          Trustee. (Incorporated by reference to Exhibit 10.17(c) of the report of Form 10-K of Gillett Holdings, Inc. for the period from October 9,
          1992 through September 30, 1993).
 10.11(f) Pledge Agreement dated as of November 23, 1993 among The Vail
          Corporation, Vail Associates, Inc., Beaver Creek Associates, Inc.,
          Vail Associates Real Estate Group, Inc., Vail Associates Real Estate
          Inc., as obligors and NationsBank of Texas, N.A., as collateral agent. (Incorporated by reference to Exhibit 10.17(d) of the report on Form 10-K of Gillett Holdings, Inc. for the period from October 9,
          1992 through September 30, 1993).
 10.11(g) Trust Indenture dated as of September 1, 1992 between Eagle County,
          Colorado and Colorado National Bank, as Trustee, securing Sports
          Housing Facilities Revenue Refunding Bonds. (Incorporated by
          reference to exhibit 10.16(g) of the Registration Statement on Form
          S-4 of Gillett Holdings, Inc. (Registration No. 33-52854) including all amendments thereto).
 10.11(h) First Amendment to Trust Indenture dated as of November 23, 1993 between Eagle County, Colorado and Colorado National Bank, as
          Trustee, securing Sports and Housing Facilities Revenue Refunding
          Bonds. (Incorporated by reference to Exhibit 10.17(f) of the report on Form 10-K of Gillett Holdings, Inc. for the period from October 9,
          1992 through September 30, 1993).
 10.11(i) Trust Indenture dated as of September 1, 1992 between Eagle County,
          Colorado, and Colorado National Bank, as Trustee, securing Sports
          Facilities Revenue Refunding Bonds. (Incorporated by reference to
          Exhibit 10.16(h) of the Registration Statement on Form S-4 of Gillett
          Holdings, Inc. (Registration No. 33-52854) including all amendments thereto).
 10.11(j) First Amendment to Trust Indenture dated as of November 23, 1993 between Eagle County, Colorado and Colorado National Bank, as
          Trustee, securing Sports Facilities Revenue Refunding Bonds.
          (Incorporated by reference to Exhibit 10.17(h) of the report on Form
          10-K of Gillett Holdings, Inc. for the period from October 9, 1992 through September 30, 1993).
 10.11(k) Sports and Housing Facilities Financing Agreement dated as of
          September 1, 1992 between Eagle County, Colorado and Vail Associates,
          Inc. (Incorporated by reference to Exhibit 10.16(i) of the
          Registration Statement on Form S-4 of Gillett Holdings, Inc.
          (Registration No. 33-52854) including all amendments thereon).


 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
 10.11(l) First Amendment to Sports and Housing Facilities Financing Agreement
          and Assignment and Assumption Agreement dated as of November 23, 1993 between Eagle County, Colorado, Vail Associates, Inc. and The Vail
          Corporation. (Incorporated by reference to Exhibit 10.17(j) of the report on Form 10-K of Gillett Holdings, Inc. for the period from
          October 9, 1992 through September 30, 1993).
 10.11(m) Sports Facilities Financing Agreement dated as of September 1, 1992 between Eagle County Colorado and Beaver Creek Associates, Inc., with
          Vail Associates, Inc., as Guarantor. (Incorporated by reference to
          Exhibit 10.16(j) of the Registration Statement on Form S-4 of Gillett
          Holdings, Inc. (Registration No. 33-52854) including all amendments thereto).
 10.11(n) First Amendment to Sports Facilities Financing Agreement and
          Assignment and Assumption Agreement dated as of November 23, 1993 by and among Eagle County, Colorado, Beaver Creek Associates, Inc., Vail
          Associates, Inc., and The Vail Corporation. (Incorporated by
          reference to Exhibit 10.17(l) of the report on Form 10-K of Gillett
          Holdings., Inc. for the period from October 9, 1992 through September
          30, 1993).
 10.11(o) Guaranty dated as of September 1, 1992, by Vail Associates, Inc.
          delivered to Colorado National Bank, as Trustee. (Incorporated by
          reference to Exhibit 10.16(k) of the Registration Statement on Form
          S-4 of Gillett Holdings, Inc. (Registration No. 33-52854) including all amendments thereto).
 10.12(a) Agreement for Purchase and Sale dated as of August 25, 1993 by and among Arrowhead at Vail, Arrowhead Ski Corporation, Arrowhead at Vail
          Properties Corporation, Arrowhead Property Management Company and
          Vail Associates, Inc. (Incorporated by reference to Exhibit 10.19(a)
          of the report on Form 10-K of Gillett Holdings, Inc., for the period from October 9, 1992 through September 30, 1993).
 10.12(b) Amendment to Agreement for Purchase and Sale dated September 8, 1993 by and between Arrowhead at Vail, Arrowhead Ski Corporation,
          Arrowhead at Vail Properties Corporation, Arrowhead Property
          Management Company and Vail Associates, Inc. (Incorporated by
          reference to Exhibit 10.19(b) of the report on Form 10-K of Gillett
          Holdings, Inc. for the period from October 9, 1992 through September
          30, 1993).
 10.12(c) Second Amendment to Agreement for Purchase and Sale dated September
          22, 1993 by and between Arrowhead at Vail, Arrowhead Ski Corporation,
          Arrowhead at Vail Properties Corporation, Arrowhead Property
          Management Company and Vail Associates, Inc. (Incorporated by
          reference to Exhibit 10.19(c) of the report on Form 10-K of Gillett
          Holdings, Inc. for the period from October 9, 1992 through September
          30, 1993).
 10.12(d) Third Amendment to Agreement for Purchase and Sale dated November 30,
          1993 by and between Arrowhead at Vail, Arrowhead Ski Corporation,
          Arrowhead at Vail Properties Corporation, Arrowhead Property
          Management Company and Vail Associates, Inc. (Incorporated by
          reference to Exhibit 10.19(d) of the report on Form 10-K of Gillett
          Holdings, Inc. for the period from October 9, 1992 through September
          30, 1993).
 10.13    1992 Stock Option Plan of Gillett Holdings, Inc. (Incorporated by
          reference to Exhibit 10.20 of the report on form 10-K of Gillett
          Holdings, Inc. for the period from October 9, 1992 through September
          30, 1993).
 10.14    Agreement to Settle Prospective Litigation and for Sale of Personal
          Property dated May 10, 1993, between the Company, Clifford E. Eley, as Chapter 7 Trustee of the Debtor's Bankruptcy Estate, and George N.
          Gillett, Jr. (Incorporated by reference to Exhibit 10.21 of the report on Form 10-K of Gillett Holdings, Inc. for the period from
          October 9, 1992 through September 30, 1993).

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
  10.15  Employment Agreement dated April 1, 1994 between Gillett Holdings,
         Inc. and James S. Mandel (Incorporated by reference to Exhibit 10.22 of the report on Form 10-K of Gillett Holdings, Inc. for the year ended September 30, 1994).
  10.16  Employment Agreement dated April 1, 1994 between Vail Associates, Inc.
         and James S. Mandel (Incorporated by reference to Exhibit 10.23 of the report on Form 10-K of Gillett Holdings, Inc. for the year ended
         September 30, 1994).
 *10.17  Employment Agreement dated [      ] between Vail Associates, Inc. and
         Gerald E. Flynn.
 *10.18  Employment Agreement dated [      ] between Vail Associates, Inc. and
         Christopher P. Ryman.
 *10.19  Employment Agreement dated [      ] between Vail Associates, Inc. and
         James P. Thompson.
         Consulting Agreement dated [   ] between Vail Resorts, Inc. and George
 *10.20  N. Gillett, Jr.
         Annual Report on Form 10-K for the year ended September 30, 1995
  13.1   (Incorporated by reference.)
         Quarterly Report on Form 10-Q for the quarter ended March 31, 1996
  13.2   (Incorporated by reference.)
  13.3   Quarterly Report on Form 10-Q for the quarter ended December 31, 1995
         (Incorporated by reference.)
  16.1   Letter from Ernst & Young LLP regarding change in certifying accountant. (Incorporated by reference to Exhibit 16 of the report on
         Form 8-K of Gillett Holdings, Inc. for the reportable event occurring on October 25, 1994).
  21.1   Subsidiaries of Vail Resorts Inc. (Incorporated by reference to
         Exhibit 21 of the report on Form 10-K of Gillett Holdings, Inc. for the year ended September 30, 1995).
  23.1   Consent of Arthur Andersen LLP.
  23.2   Consent of Ernst & Young LLP.
 *23.3   Consent of Cahill Gordon & Reindel (included in Exhibit 5.1).
  24.1   Powers of Attorney (set forth on the signature page of the
         Registration Statement).
  27.1   Financial Data Schedule.

- --------
* To be filed by amendment.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue. The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser. The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under
  the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK ON JUNE 6, 1996.

                                          VAIL RESORTS, INC.

                                             /s/ Andrew P. Daly
                                          By: _________________________________
                                            President

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Andrew P. Daly, Robert A. Katz and Marc J. Rowan and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITY INDICATED ON JUNE 6, 1996.

              SIGNATURE                                   TITLE

         /s/ Andrew P. Daly               President and Director (Principal
- -------------------------------------      Executive Officer)
           ANDREW P. DALY

          /s/ Leon D. Black                               Director
- -------------------------------------
            LEON D. BLACK

         /s/ Craig M. Cogut                               Director
- -------------------------------------
           CRAIG M. COGUT

     /s/ George N. Gillett, Jr.                           Director
- -------------------------------------
       GEORGE N. GILLETT, JR.

       /s/ Stephen C. Hilbert                             Director
- -------------------------------------
         STEPHEN C. HILBERT

         /s/ Robert A. Katz                               Director
- -------------------------------------
           ROBERT A. KATZ

              SIGNATURE                                   TITLE

          /s/ Thomas H. Lee                               Director
- -------------------------------------
            THOMAS H. LEE

         /s/ William L. Mack                              Director
- -------------------------------------
           WILLIAM L. MACK

        /s/ Antony P. Ressler                             Director
- -------------------------------------
          ANTONY P. RESSLER

          /s/ Marc J. Rowan                               Director
- -------------------------------------
            MARC J. ROWAN

        /s/ John J. Ryan III                              Director
- -------------------------------------
          JOHN J. RYAN III

          /s/ John F. Sorte                               Director
- -------------------------------------
            JOHN F. SORTE

        /s/ Bruce H. Spector                              Director
- -------------------------------------
          BRUCE H. SPECTOR

         /s/ James S. Tisch                               Director
- -------------------------------------
           JAMES S. TISCH

         /s/ Gerald E. Flynn              Senior Vice President, Chief
- -------------------------------------      Accounting Officer and Chief
           GERALD E. FLYNN                 Financial Officer (Principal
                                           Financial Officer)

                               INDEX TO EXHIBITS

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
   NO.                          DESCRIPTION                        PAGE NUMBER
 -------                        -----------                        ------------
  *1.1    Form of Underwriting Agreement........................
   3.1    Restated Certificate of Incorporation of the Company..
   3.2    Restated By-Laws of the Company.......................
          Opinion of Cahill Gordon & Reindel as to the legality
  *5.1    of the Common Stock...................................
  10.1    Management Agreement by and between Beaver Creek
          Resort Company of Colorado and Vail Associates, Inc.
          (Incorporated by reference to Exhibit 10.1 of the
          Registration Statement on Form S-4 of Gillett
          Holdings, Inc. (Registration No. 33-52854) including
          all amendments thereto.)..............................
  10.2    Forest Service Term Special Use Permit for Beaver
          Creek ski area. (Incorporated by reference to Exhibit
          10.2 of the Registration Statement on Form S-4 of
          Gillett Holdings, Inc. (Registration No. 33-52854)
          including all amendments thereto.)....................
  10.3    Forest Service Special Use Permit for Beaver Creek ski
          area. (Incorporated by reference to Exhibit 10.3 of
          the Registration Statement on Form S-4 of Gillett
          Holdings, Inc. (Registration No. 33-52854) including
          all amendments thereto.)..............................
  10.4    Forest Service Unified Permit for Vail ski area.
          (Incorporated by reference to Exhibit 10.4 of the
          Registration Statement on Form S-4 of Gillett
          Holdings, Inc. (Registration No. 33-52854) including
          all amendments thereto.)..............................
 *10.5    Employment Agreement dated [  ] between the Company
          and Andrew P. Daly. ..................................
 *10.6    Employment Agreement dated [   ] between the Company
          and James Kent Myers..................................
  10.7    Joint Liability Agreement by and among Gillett
          Holdings, Inc. and the subsidiaries of Gillett
          Holdings, Inc. (Incorporated by reference to Exhibit
          10.10 of the Registration Statement on Form S-4 of
          Gillett Holdings, Inc. (Registration No. 33-52854)
          including all amendments thereto.)....................
  10.8(a) Management Agreement between Gillett Holdings, Inc.
          and Gillett Group Management, Inc. dated as of the
          Effective Date. (Incorporated by reference to Exhibit
          10.11 of the Registration Statement on Form S-4 of
          Gillett Holdings, Inc. (Registration No. 33-52854)
          including all amendments thereto.)....................
  10.8(b) Amendment to Management Agreement by and among the
          Company and its subsidiaries dated as of November 23,
          1993. (Incorporated by reference to Exhibit 10.12(b)
          of the report on Form 10-K of Gillett Holdings, Inc.
          for the period from October 9, 1992 through September
          30, 1993.)............................................
  10.9(a) Tax Sharing Agreement between Gillett Holdings, Inc.
          dated as of the Effective Date. (Incorporated by
          reference to Exhibit 10.12 of the Registration
          Statement on Form S-4 of Gillett Holdings, Inc.
          (Registration No. 33-52854) including all amendments
          thereto.).............................................
  10.9(b) Amendment to Tax Sharing Agreement by and among the
          Company and its subsidiaries dated as of November 23,
          1993. (Incorporated by reference to Exhibit 10.13(b)
          of the report on Form 10-K of Gillett Holdings, Inc.
          for the period from October 9, 1992 through September
          30, 1993.)............................................

                                                                   SEQUENTIALLY
  EXHIBIT                                                            NUMBERED
    NO.                         DESCRIPTION                        PAGE NUMBER
  -------                       -----------                        ------------
  10.10    Form of Gillett Holdings, Inc. Deferred Compensation
           Agreement for certain GHTV employees. (Incorporated
           by reference to Exhibit 10.13(b) of the Registration
           Statement on Form S-4 of Gillett Holdings, Inc.
           (Registration No. 33-52854) including all amendments
           thereto.)............................................
  10.11(a) Credit Agreement dated as of March 31, 1995 among The
           Vail Corporation, the Banks named therein and
           NationsBank of Texas, N.A., as issuing banks and
           agent. (Incorporated by reference to Exhibit 10.12(a)
           of the report on Form 10-Q of Gillett Holdings, Inc.
           for the quarterly period ended March 31, 1995.)......
  10.11(b) Second Amended and Restated Credit Agreement dated as of March 31, 1995 among The Vail Corporation, the
           banks named therein and NationsBank of Texas, N.A.,
           as issuing banks and agent. (Incorporated by
           reference to Exhibit 10.12(b) of the report on Form
           10-Q of Gillett Holdings, Inc. for the quarterly
           period ended March 31, 1995.)........................
  10.11(c) Pledge Agreement dated as of March 31, 1995 among
           Gillett Holdings, Inc. and NationsBank of Texas, N.A.
           as agent (Incorporated by reference to Exhibit
           10.12(c) of the report on Form 10-Q of Gillett
           Holdings, Inc. for the quarterly period ended March
           31, 1995.)...........................................
  10.11(d) Guaranty dated as of November 23, 1993 by
           subsidiaries named therein for the benefit of
           NationsBank of Texas, N.A., as agent. (Incorporated
           by reference to Exhibit 10.17(b) of the report on
           Form 10-K of Gillett Holdings, Inc. for the period
           from October 9, 1992 through September 30, 1993.)....
  10.11(e) Collateral Agency Agreement dated as of November 23,
           1993 among Vail Associates, Inc., The Vail
           Corporation, Beaver Creek Associates, Inc.
           NationsBank of Texas, N.A., as Collateral agent and
           agent, Colorado National Bank as Beaver Creek
           Indenture Trustee and Vail Indenture Trustee.
           (Incorporated by reference to Exhibit 10.17(c) of the
           report of Form 10-K of Gillett Holdings, Inc. for the
           period from October 9, 1992 through September 30,
           1993.)...............................................
  10.11(f) Pledge Agreement dated as of November 23, 1993 among
           The Vail Corporation, Vail Associates, Inc., Beaver
           Creek Associates, Inc., Vail Associates Real Estate
           Group, Inc., Vail Associates Real Estate, Inc., as
           obligors and NationsBank of Texas, N.A., as
           collateral agent (Incorporated by reference to
           Exhibit 10.17(d) of the report on Form 10-K of
           Gillett Holdings, Inc. for the period from October 9,
           1992 through September 30, 1993.)....................
  10.11(g) Trust Indenture dated as of September 1, 1992 between
           Eagle County, Colorado and Colorado National Bank, as
           Trustee, securing Sports Housing Facilities Revenue
           Refunding Bonds. (Incorporated by reference to
           Exhibit 10.16(g) of the Registration Statement on
           Form S-4 of Gillett Holdings, Inc. (Registration No.
           33-52854) including all amendments thereto.).........
  10.11(h) First Amendment to Trust Indenture dated as of
           November 23, 1993 between Eagle County, Colorado and
           Colorado National Bank, as Trustee, securing Sports
           and Housing Facilities Revenue Refunding Bonds.
           (Incorporated by reference to Exhibit 10.17(f) of the
           report on Form 10-K of Gillett Holdings, Inc. for the
           period from October 9, 1992 through September 30,
           1993.)...............................................
  10.11(i) Trust Indenture dated as of September 1, 1992 between
           Eagle County, Colorado, and Colorado National Bank,
           as Trustee, securing Sports Facilities Revenue
           Refunding Bonds. (Incorporated by reference to
           Exhibit 10.16(h) of the Registration Statement on
           Form S-4 of Gillett Holdings, Inc. (Registration No.
           33-52854) including all amendments thereto.).........

                                                                   SEQUENTIALLY
  EXHIBIT                                                            NUMBERED
    NO.                         DESCRIPTION                        PAGE NUMBER
  -------                       -----------                        ------------
  10.11(j) First Amendment to Trust Indenture dated as of
           November 23, 1993 between Eagle County, Colorado and
           Colorado National Bank, as Trustee, securing Sports
           Facilities Revenue Refunding Bonds. (Incorporated by
           reference to Exhibits 10.17(h) of the report on Form
           10-K of Gillett Holdings, Inc. for the period from
           October 9, 1992 through September 30, 1993.).........
  10.11(k) Sports and Housing Facilities Financing Agreement
           dated as of September 1, 1992 between Eagle County,
           Colorado and Vail Associates, Inc. (Incorporated by
           reference to Exhibit 10.16(i) of the Registration
           Statement on Form S-4 of Gillett Holdings, Inc.
           (Registration No. 33-52854 )including all amendments
           thereto.)............................................
  10.11(l) First Amendment to Sports and Housing Facilities
           Financing Agreement and Assignment and Assumption
           Agreement dated as of November 23, 1993 between Eagle
           County, Colorado, Vail Associates, Inc. and The Vail
           Corporation (Incorporated by reference to Exhibit
           10.17(j) of the report on Form 10-K of Gillett
           Holdings, Inc. for the period from October 9, 1992
           through September 30, 1993.).........................
  10.11(m) Sports Facilities Financing Agreement dated as of
           September 1, 1992 between Eagle County, Colorado and
           Beaver Creek Associates, Inc., with Vail Associates,
           Inc., as Guarantor. (Incorporated by reference to
           Exhibit 10.16(j) of the Registration Statement on
           Form S-4 of Gillett Holdings, Inc. (Registration No.
           33-52854) including all amendments thereto.).........
  10.11(n) First Amendment to Sports Facilities Financing
           Agreement and Assignment and Assumption Agreement
           dated as of November 23, 1993 by and among Eagle
           County, Colorado, Beaver Creek Associates, Inc., Vail
           Associates, Inc., and The Vail Corporation.
           (Incorporated by reference to Exhibit 10.17(l) of the
           report on Form 10-Q of Gillett Holdings., Inc. for
           the period from October 9, 1992 through September 30,
           1993.)...............................................
  10.11(o) Guaranty dated as of September 1, 1992, by Vail
           Associates, Inc. delivered to Colorado National Bank,
           as Trustee. (Incorporated by reference to Exhibit
           10.16(k) of the Registration Statement on Form S-4 of
           Gillett Holdings, Inc. (Registration No. 33-52854)
           including all amendments thereto.)...................
  10.12(a) Agreement for Purchase and Sale dated as of August
           25, 1993 by and among Arrowhead at Vail, Arrowhead
           Ski Corporation, Arrowhead at Vail Properties
           Corporation, Arrowhead Property Management Company
           and Vail Associates, Inc. (Incorporated by reference
           to Exhibit 10.19(a) of the report on Form 10-K of
           Gillett Holdings, Inc., for the period from October
           9, 1992 through September 30, 1993.).................
  10.12(b) Amendment to Agreement for Purchase and Sale dated
           September 8, 1993 by and between Arrowhead at Vail,
           Arrowhead Ski Corporation, Arrowhead at Vail
           Properties Corporation, Arrowhead Property Management
           Company and Vail Associates, Inc. (Incorporated by
           reference to Exhibit 10.19(b) of the report on Form
           10-K of Gillett Holdings, Inc. for the period from
           October 9, 1992 through September 30, 1993.).........
  10.12(c) Second Amendment to Agreement for Purchase and Sale
           dated September 22, 1993 by and between Arrowhead at
           Vail, Arrowhead Ski Corporation, Arrowhead at Vail
           Properties Corporation, Arrowhead Property Management
           Company and Vail Associates, Inc. (Incorporated by
           reference to Exhibit 10.19(c) of the report on Form
           10-K of Gillett Holdings, Inc. for the period from
           October 9, 1992 through September 30, 1993.).........

                                                                   SEQUENTIALLY
  EXHIBIT                                                            NUMBERED
    NO.                         DESCRIPTION                        PAGE NUMBER
  -------                       -----------                        ------------
  10.12(d) Third Amendment to Agreement for Purchase and Sale
           dated November 30, 1993 by and between Arrowhead at
           Vail, Arrowhead Ski Corporation, Arrowhead at Vail
           Properties Corporation, Arrowhead Property Management
           Company and Vail/Associates, Inc. (Incorporated by
           reference to Exhibit 10.19(d) of the report on Form
           10-K of Gillett Holdings, Inc. for the period from
           October 9, 1992 through September 30, 1993.).........
  10.13    1992 Stock Option Plan of Gillett Holdings, Inc.
           (Incorporated by reference to Exhibit 10.20 of the
           report on Form 10-K of Gillett Holdings, Inc. for the
           period from October 9, 1992 through September 30,
           1993.)...............................................
  10.14    Agreement to Settle Prospective Litigation and for
           Sale of Personal Property dated May 10, 1993, between
           the Company, Clifford E. Eley, as Chapter 7 Trustee
           of the Debtor's Bankruptcy Estate, and George N.
           Gillett, Jr. (Incorporated by reference to Exhibit
           10.21 of the report on Form 10-K of Gillett Holdings,
           Inc. for the period from October 9, 1992 through
           September 30, 1993.).................................
  10.15    Employment Agreement dated April 1, 1994 between
           Gillett Holdings, Inc. and James S. Mandel
           (Incorporated by reference to Exhibit 10.22 of the
           report on Form 10-K of Gillett Holdings, Inc. for the
           year ended September 30, 1994.)......................
  10.16    Employment Agreement dated April 1, 1994 between Vail
           Associates, Inc. and James S. Mandel (Incorporated by
           reference to Exhibit 10.23 of the report on Form 10-K
           of Gillett Holdings, Inc. for the year ended
           September 30, 1994.).................................
 *10.17    Employment Agreement dated [      ] between Vail
           Associates, Inc. and Gerald E. Flynn. ...............
 *10.18    Employment Agreement dated [      ] between Vail
           Associates, Inc. and Christopher P. Ryman............
 *10.19    Employment Agreement dated [    ] between Vail
           Associates, Inc. and James P. Thompson...............
 *10.20    Consulting Agreement dated [      ] between Vail
           Resorts, Inc. and George N. Gillett, Jr..............
  13.1     Annual Report on Form 10-K for the year ended
           September 30, 1995 (Incorporated by reference).......
  13.2     Quarterly Report on Form 10-Q for the quarter ended
           March 31, 1996 (Incorporated by reference)...........
  13.3     Quarterly Report on Form 10-Q for the quarter ended
           December 31, 1995 (Incorporated by reference)........
  16.1     Letter from Ernst & Young LLP regarding change in
           certifying accountant. (Incorporated by reference to
           Exhibit 16 of the report on Form 8-K of Gillett
           Holdings, Inc. for the reportable event occurring on
           October 25, 1994.)...................................
  21.1     Subsidiaries of Vail Resorts Inc. (Incorporated by
           reference to Exhibit 21 of the report on Form 10-K of
           Gillett Holdings, Inc. for the year ended September
           30, 1995.)...........................................
  23.1     Consent of Arthur Andersen LLP.......................
  23.2     Consent of Ernst & Young LLP.........................
           Consent of Cahill Gordon & Reindel (included in
 *23.3     Exhibit 5.1).........................................
           Powers of Attorney (set forth on the signature page
  24.1     of the Registration Statement) ......................
  27.1     Financial Data Schedule..............................

- --------
* To be filed by amendment.